
PPL CORPORATION 2001 ANNUAL REPORT

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A solid strategy

Contents

PPL has grown from a regional utility company into a worldwide energy corporation. Today, we are satisfying customers on three continents and our integrated strategy is growing value for shareowners.





PPL is electricity generation from Maine to Montana.

At more than 30 locations in Pennsylvania, Montana, Arizona, Connecticut and Maine, PPL people are generating the electricity that America needs to continue growing. PPL has increased its generating capacity by 25 percent over the last three years, and it now controls more than 10,000 megawatts of electricity generation in two of the most rapidly growing parts of the United States: the Northeast and the West.





PPL is new power plants in Illinois and three other states.

Focusing on promising opportunities in selected regions, PPL is building new generating facilities in Arizona, Illinois, New York and Pennsylvania. These new power plants will add another 2,000 megawatts to the company's capability to sell electricity in key U.S. wholesale and retail markets.



PPL is award-winning service on three continents.

From Pennsylvania to Latin America to the United Kingdom, PPL people provide the kind of electricity delivery services that attracts rave reviews. In fact, three of our companies – one on each of the continents we serve – have been named the best in customer service. PPL companies provide the highest-quality electricity delivery services to more than 5.5 million customers.



PPL's balanced strategy is built upon a wealth of operational experience, innovative thinking and an unmatched understanding of customers.

It's a great ...

Financial Highlights

For the years ended December 31	2001	2000
Financial		
Operating revenues (millions)	$ 5,725	$ 5,683
Net income (millions)[a]	179	498
Net income – excluding unusual items (millions)	622	474
Basic earnings per share[a]	1.23	3.45
Diluted earnings per share[a]	1.22	3.44
Basic earnings per share – excluding unusual items	4.24	3.29
Diluted earnings per share – excluding unusual items	4.22	3.28
Dividends declared per share	1.06	1.06
Total assets (millions)	12,574	12,360
Book value per share[b]	12.67	13.87
Market price per share[b]	$34.850	$45.188
Dividend yield[b]	3.04%	2.35%
Dividend payout ratio[c]	87%	31%
Dividend payout ratio – excluding unusual items[c]	25%	32%
Market/book value ratio[b]	275%	326%
Price/earnings ratio[c]	28.57	13.14
Price/earnings ratio – excluding unusual items[c]	8.26	13.78
Ratio of earnings to fixed charges	2.0	2.8
Return on average common equity	8.41%	27.49%
Return on average common equity – excluding unusual items	28.80%	27.14%
Operating		
Total retail electricity delivered (millions of kwh)	40,528	37,642
Total retail electricity supplied (millions of kwh)	43,470	41,493
Total wholesale electricity supplied (millions of kwh)	27,883	40,925
Net system capacity (megawatts)[b]	10,023	9,678
Number of customers (millions)[b]	5.8	5.7
Construction expenditures (millions)	$ 565	$ 433

(a) Earnings for 2001 and 2000 were affected by unusual items. See "Earnings" on page 25 for additional information.
(b) End of period.
(c) Based on diluted earnings per share.


William F. Hecht
Chairman, President and Chief Executive Officer

Dear shareowners:

Leadership is not always about blazing a new trail. Wisdom is not always about a ground-breaking thought. There are occasions when leadership and wisdom are best exemplified by a consistency of purpose in times of crisis.

The year 2001 was one of those times for the United States. It also was one of those times for your company, as the U.S. electricity business was buffeted by an energy crisis on the West Coast and an unprecedented bankruptcy in Texas. The energy industry events of 2001, if true leadership and wisdom do not prevail, could have a significant detrimental impact on the future of your company – and on America's energy future.

There are some who say the events of 2001 mean that electricity deregulation has failed, that we should turn our back on the competitive markets in our business.

In fact, the energy supply crisis in California was caused largely by pre-existing energy shortages and flawed public policy in that state – not by the competitive marketplace. And, reports indicate that the collapse of the nation's largest energy company was caused by mismanagement and failure to disclose important information to the investment community – not by the competitive marketplace. Indeed, in the case of Enron, the competitive market successfully accommodated both the entrance and exit of a major market player, proving its efficacy.

A regulated electricity industry served this country well for several generations, but a decade ago America recognized that modern technology and a modern economy made a competitive wholesale market a better way to encourage the cost-effective development of new electricity supplies. A similar commitment to competitive markets has led many states to deregulate electricity sales in their jurisdictions.

The competitive wholesale electricity market, if allowed to function efficiently, will outperform regulation in providing America with the electricity it needs to power a new era of growth and prosperity.

At PPL Corporation, we invested a significant amount of time in 2001 and the early part of this year communicating this important message to policymakers in Washington and in the states where we do business. It is crucial that America continue to employ genuine wisdom in leading us through this perceived energy crisis, much as the President has done in his prosecution of the war against terrorism.

I pledge to you that your leadership at PPL Corporation will continue to advocate a commitment to a competitive market as the only legitimate course to a robust U.S. energy policy.

Good public policy, of course, is always about balance. So is good corporate strategy.

The year 2001 was an extremely volatile one for your company. Early in the year, U.S. energy prices were at historic highs. By year-end, prices had dropped to four-year lows. Early in the year, companies were announcing new power plant projects by the dozens and earnings records were being shattered. By year-end, power plant cancellations were easily outpacing new project announcements and earnings were dropping below forecasts.

A year like 2001 provides a further confirmation that PPL's balanced approach – a strategy incorporating both generation and delivery businesses – is the wise choice to grow shareowner value in this time of turbulence.

In 2001, our integrated strategy provided excellent results from our core operations. From those operations, we earned $4.22 per share, an increase of nearly 29 percent over our record results from those operations in 2000.

Our 2001 earnings, however, were diminished by charges associated with the bankruptcy of Enron, impairment charges in our Brazilian and United Kingdom electricity delivery businesses and our market-driven decision to cancel a number of power plant projects here in the United States.

As a result, our reported earnings for 2001 were $1.22 per share, compared with the $3.44 per share that we reported last year.

While we are disappointed that these charges were necessary, we believe that they reflect appropriate business decisions that will strengthen your company for the long term.

With the tumult of 2001 behind us, PPL's balanced approach to the electricity business holds the promise of steady growth.

Today, PPL is generating electricity at 30 locations in two of the United States' most vibrant energy markets. And, we are building facilities that will increase our capacity in those markets by 20 percent, maintaining a diverse fuel mix that balances our risks.

Today, PPL is marketing energy in key U.S. markets. Most of these sales are at the wholesale level, but we are increasing our retail marketing activities, with medium- to large-sized businesses as the most likely customers. Also, our expanding energy services business is exploring new electricity generation technologies and is offering a complete portfolio of energy management services to business customers.

Today, PPL is delivering electricity to more than 5.5 million customers in the United States, England, Wales, Chile, Bolivia, El Salvador and Brazil. Many of these customers name their electricity delivery company as their nation's superlative example of customer service.

This balance of businesses has resulted in a steady increase in earnings per share from core operations, which have more than doubled in just three years.

This balance of businesses has one important foundation: PPL employees. It is their ingenuity and dedication that lead to such steady growth.

It is our balanced strategy, along with our confidence in the ability of our employees, that gives us the optimism that PPL will be one of the companies that thrives in the current energy business.

We are forecasting a solid earnings performance from core operations. That performance, combined with our excellent cash position, has allowed us to increase our dividend by 36 percent. About 70 percent of our forecast earnings from core operations are from our Pennsylvania delivery businesses and from energy sales that we already have under contract.

PPL's future is not without challenge. We are convinced, however, that our consistency of purpose will allow you to benefit from the growth opportunities in this business while being confident about the stability of your investment.

We thank you for your continued investment in PPL.

Sincerely,

William F. Hecht
Chairman, President and Chief Executive Officer
March 21, 2002

PPL people: Fulfilling the promise

In an energy business in which change is the only constant, PPL's true competitive advantage is its 12,000 employees on three continents. Whether building a power plant in the Arizona desert, delivering electricity in the mountains of Bolivia or producing electricity in Pennsylvania, Montana or Maine, the dedication and inventiveness of PPL people are evident. Our electricity delivery businesses in



PPL's electricity delivery employees, like these in Latin America, share best practices and innovative ideas with their counterparts across three continents.

Pennsylvania, the United Kingdom and Chile all have received prestigious customer service awards that place PPL at the forefront not only of the electricity business but of all service businesses. Our generating facilities in the United States – 10,000 megawatts strong – are among the most efficient in the world. And, we are building another 2,000 megawatts of capacity in key U.S. markets.



More than 3,000 power plant workers, such as this plant control operator in Pennsylvania, are helping PPL operate its power plants more efficiently than ever before.

Growth strategy: The right move at the right time

The people of PPL know that building value for shareowners is a marathon, not a sprint. Our growth strategy relies on a world-class knowledge of the energy business and a commitment to looking beneath the surface of potential opportunities. Before embarking on an acquisition or a new power plant development, people from disciplines


PPL's Sundance project in Arizona, shown under construction during 2001, will serve the growing energy demands of the Phoenix metropolitan area starting in 2002.

across the PPL companies bring decades of experience to an exhaustive evaluation process. Our commitment to innovation and attention to detail resulted in the "securitization" of our Pennsylvania electricity delivery business, a complex, award-winning financial transaction that unlocked significant value for shareowners while providing electricity price stability for customers. PPL's growth strategy is not based on what others have done. It is based on doing the thing that will result in long-term value for shareowners – and doing it right at the right time.



Highly trained professionals provide financial, legal, human resource and communications services to the company's business lines.

Risk? The answer is balance

PPL's disciplined approach to the developing energy business has positioned the company to succeed in a variety of market conditions. Our integrated strategy – incorporating our U.S. generation business and delivery businesses in the United States, the United Kingdom and Latin America – provides us with a base of solid earnings. And our energy marketing and trading



PPL professionals, working near Scranton, Pa., perform maintenance on electricity distribution lines.

operation (shown above) has successfully used a combination of long-term contracts and short-term sales to provide strong returns from core operations, both when electricity prices were very high and when they plummeted in 2001. This balanced approach positions us to grow long-term value for shareowners – even in a less vibrant economy.


Kerr Dam, on Montana's Flathead River, is one of 11 hydroelectric facilities owned and operated by PPL Montana.



Corporate responsibility: What good neighbors do



From the rocky coast of Maine, to Montana's Big Sky, to the fertile valleys of Chile, our company is growing. With that growth comes responsibility to the environment and to the communities where we do business. PPL Project Earth™ is the umbrella for all of our environmental, educational, social and recreational programs serving students, families, businesses and communities. Our employee volunteers are cleaning streams and teaching inner-city kids to read. Our environmental professionals are revitalizing old industrial sites and helping to protect rare birds. Our engineers are making our power plants cleaner. In addition, our economic development specialists are creating jobs and improving the quality of life locally.

We don't do these things because we have to. And we don't do them just because it's good business. We do them because that's what good neighbors do.


PPL PROJECT EARTH
Helping Build a Smaller, Wiser World™
ppl

To view or request a copy of the 2002 PPL Project Earth Community and Environmental Report, please visit www.pplprojectearth.com, call 610.774.4745 or write PPL Project Earth Community and Environmental Report, Two North Ninth Street, GENTW8, Allentown, PA 18101.



PPL at a Glance

2001 Core Earnings by
Major Business Segment
Supply (Generation and Marketing)
Delivery (Pennsylvania)
International Operations
6%
19%
75%
Common Stock Dividend
Dividend
Payout Ratio
(Based on midpoint of 2002 EPS forecast)
$1.06
31.2%
$1.44
42.4%
Prior Annualized Dividend
Current Annualized Dividend
U.S. Delivery Sales
by Customer Class
(Billions of kwh)
11.7 11.9 12.3
11.0 11.6 12.1
10.2 10.2 10.3
99 00 01
99 00 01
99 00 01
Residential
Commercial
Industrial
2001 Diversified Fuel Mix
Nuclear
20%
Gas/Oil
26%
Hydro and Other
11%
43%
Coal
Note: Statistics based on generation in operation
PPL EnergyPlus
Wholesale/retail energy marketing; energy services
Allentown, Pa.
PPL Generation
Electricity generation
Allentown, Pa.
PPL Global Domestic
Acquisition and development of electricity generating facilities
Fairfax, Va.
PPL Global International
Operation of international electricity delivery and generation businesses
Fairfax, Va.
PPL Electric Utilities
Operation of U.S. electricity delivery business
Allentown, Pa.

PPL's businesses fit into a balanced, integrated portfolio. We're not everywhere, but we're everywhere we need to be. Our highly profitable energy marketing operations are backed by well-run generation facilities. Our development projects for high-quality energy supply are in select, key U.S. markets. We continually evaluate the financial soundness of these projects. We also complement and strengthen our domestic energy supply and delivery businesses with a full range of energy services through our mechanical contracting companies in the Northeast.

LOCATIONS		CUSTOMERS	EMPLOYEES	PRESIDENT	BUSINESS ADVANTAGE
Pennsylvania New York Massachusetts Connecticut Montana New Jersey	Maryland Delaware	*Wholesale customers in key U.S. markets; retail and energy services customers in 11 states*	1,900	Paul Champagne	*Superior understanding of markets; ability to hedge risk; wide range of energy services to support retail services*
Pennsylvania Montana Maine Connecticut Arizona		PPL EnergyPlus	2,500	James Miller	More than eight decades of power plant operating experience
New York Arizona Illinois Pennsylvania		PPL Generation	50	Roger Petersen	Experienced in acquisition and development of power plants; understanding of siting requirements, transmission issues
Chile Bolivia El Salvador Brazil England Wales	Spain Portugal	4.4 million electricity delivery customers	2,750	Roger Petersen	Ability to deliver award-winning customer service while minimizing costs
Pennsylvania		1.3 million electricity delivery customers	3,600	Michael Bray	Ability to deliver award-winning customer service while minimizing costs



PPL's integrated strategy results in PPL businesses operating in 13 states.
International Locations
Chile
Bolivia
El Salvador
Brazil
England
Wales
Spain
Portugal

PPL Corporation [a]	2001	2000	1999	1998	1997
Income Items – millions					
Operating revenues	**$ 5,725**	$ 5,683	$ 4,590	$ 3,786	$ 3,077
Operating income [b]	**855**	1,202	821	827	800
Net income (loss)	**179**	498	432	(569)	296
Balance Sheet Items – millions [c]					
Property, plant and equipment, net	**6,135**	5,948	5,624	4,480	6,820
Recoverable transition costs	**2,174**	2,425	2,647	2,819	
Total assets	**12,574**	12,360	11,174	9,607	9,485
Long-term debt	**5,579**	4,784	4,157	2,984	2,735
Company-obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely company debentures	**825**	250	250	250	250
Preferred stock:					
With sinking fund requirements	**31**	46	46	46	46
Without sinking fund requirements	**51**	51	51	51	51
Common equity	**1,857**	2,012	1,613	1,790	2,809
Short-term debt	**118**	1,037	857	636	135
Total capital provided by investors	**8,461**	8,180	6,974	5,757	6,026
Capital lease obligations [d]			125	168	171
Financial Ratios					
Return on average common equity – %	**8.41**	27.49	24.70	(24.60)	10.60
Embedded cost rates [b]:					
Long-term debt – %	**6.84**	6.98	6.95	7.40	7.88
Preferred stock – %	**5.81**	5.87	5.87	5.87	5.85
Preferred securities – %	**8.13**	8.44	8.44	8.44	8.43
Times interest earned before income taxes [e]	**2.15**	3.05	3.48	3.69	3.39
Ratio of earnings to fixed charges – total enterprise basis [e]	**2.0**	2.8	3.0	3.5	3.3
Ratio of earnings to fixed charges and dividends on preferred stock – total enterprise basis [e]	**1.8**	2.6	2.8	3.1	2.9
Common Stock Data					
Number of shares outstanding – thousands:					
Year-end	**146,580**	145,041	143,697	157,412	166,248
Average	**145,974**	144,350	152,287	164,651	164,550
Number of record shareowners [c]	**87,796**	91,777	91,553	100,458	117,293
Basic EPS (loss)	**$ 1.23**	$ 3.45	$ 2.84	$ (3.46)	$ 1.80
Diluted EPS (loss)	**$ 1.22**	$ 3.44	$ 2.84	$ (3.46)	$ 1.80
Dividends declared per share	**$ 1.06**	$ 1.06	$ 1.00	$ 1.335	$ 1.67
Book value per share [c]	**$ 12.67**	$ 13.87	$ 11.23	$ 11.37	$ 16.90
Market price per share [c]	**$ 34.85**	$45.188	$22.875	$27.875	$23.938
Dividend payout rate – % [f]	**87**	31	35	(39)	93
Dividend yield – % [g]	**3.04**	2.35	4.37	4.79	6.98
Price earnings ratio [f][h]	**28.57**	13.14	8.05	(8.06)	13.30
Sales Data – Millions of kWh					
Electric energy supplied – retail	**43,470**	41,493	36,637	31,651	31,964
Electric energy supplied – wholesale	**27,683**	40,925	32,045	36,708	21,454
Electric energy delivered – retail	**40,529**	37,642	35,987	32,144	31,964

[a] The earnings for each year were affected by unusual items. These adjustments affected net income. See "Earnings" in Management's Discussion and Analysis for a description of unusual items in 2001, 2000 and 1999.

[b] Operating income of certain years restated to conform to the current presentation.

[c] At year-end.

[d] PPL Electric terminated its capital lease in 2000. See Note 12 for additional information.

[e] Computed using earnings and fixed charges of PPL and its subsidiaries. Fixed charges consist of interest on short- and long-term debt, other interest charges, interest on capital lease obligations and the estimated interest component of other rentals.

[f] Based on diluted EPS.

[g] Based on year-end market prices.

[h] Based on diluted EPS excluding unusual items, the price earnings ratios are: 2001, 8.26; 2000, 13.78; 1999, 9.73; 1998, 14.91; 1997, 11.97.

Forward-looking Information

Certain statements contained in this report concerning expectations, beliefs, plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements which are other than statements of historical facts are "forward-looking statements" within the meaning of the federal securities laws. Although PPL believes that the expectations and assumptions reflected in these statements are reasonable, there can be no assurance that these expectations will prove to have been correct. These forward-looking statements involve a number of risks and uncertainties, and actual results may differ materially from the results discussed in the forward-looking statements. In addition to the specific factors discussed in the Review of the Financial Condition and Results of Operations sections herein, the following are among the important factors that could cause actual results to differ materially from the forward-looking statements: market demand and prices for energy, capacity and fuel; weather variations affecting customer energy usage; competition in retail and wholesale power markets; the effect of any business or industry restructuring; the profitability and liquidity of PPL and its subsidiaries; new accounting requirements or new interpretations or applications of existing requirements; operating performance of plants and other facilities; environmental conditions and requirements; system conditions and operating costs; development of new projects, markets and technologies; performance of new ventures; political, regulatory or economic conditions in states or countries where PPL or its subsidiaries conduct business; receipt of necessary governmental approvals; capital market conditions and decisions regarding capital structure; stock price performance; credit ratings; foreign exchange rates; state and federal regulatory developments; new state or federal legislation; national or regional economic conditions, including any potential effects arising from the September 11, 2001 terrorist attacks in New York, Washington, D.C. and Pennsylvania and consequential hostilities; and the commitments and liabilities of PPL and its subsidiaries. Any such forward-looking statements should be considered in light of such important factors and in conjunction with other documents of PPL on file with the SEC.

New factors that could cause actual results to differ materially from those described in forward-looking statements emerge from time to time, and it is not possible for PPL to predict all of such factors, or the extent to which any such factor or combination of factors may cause actual results to differ from those contained in any forward-looking statement. Any forward-looking statement speaks only as of the date on which such statement is made, and PPL undertakes no obligations to update the information contained in such statement to reflect subsequent developments or information.

Results of Operations

The following discussion explains significant changes in principal items on the Statement of Income, comparing 2001 to 2000, and 2000 to 1999.

Certain items on the Statement of Income have been impacted by PPL Global's investment in CEMAR. The results of CEMAR are included for the entire year in 2001, but were included for only the last three months of 2000.

Certain items on the Statement of Income have also been impacted by the acquisition of the Montana generating assets by PPL Montana in December 1999. As such, the results of PPL Montana are included for all of 2000 and 2001, but only for the last two weeks of 1999.

Earnings

Net income, and the related EPS, were as follows:

	2001	2000	1999
Net income (millions of dollars)	**$ 179**	$ 498	$ 432
EPS – basic	**$1.23**	$3.45	$2.84

The changes in net income from year to year are, in part, attributable to several unusual items with significant earnings impacts that are shown below. Refer to specific Notes to the Financial Statements for discussion of certain of these items. The items without note references are discussed in "Other Charges," "Other Operation Expenses" and "Other Income and (Deductions)."

(Millions of dollars)	**2001**	2000	1999
Net income – actual	**$ 179**	$498	$432
Unusual items (net of tax):			
Write-down of WPD 1953 investment in Teesside (Note 22)	**(21)**		
Write-down investment in WPD 1953 and WPDL (Note 22)	**(117)**		
Write-down investment in CEMAR (Note 22)	**(217)**		
Accounting method change – pensions (Note 14)	**10**		
Enron impact on trading (Note 21)	**(8)**		
Cancellation of generation projects (Note 11)	**(88)**		
Environmental insurance recoveries		24	
Sale of Sunbury plant and related assets			42
Sale of SWEB supply business			64
Securitization (Note 5)			19
Write-down of carrying value of investments			(51)
Net income from core operations	**$ 620**	$474	$358

Excluding the effects of unusual items, net income from core operations increased from $474 million in 2000 to $620 million in 2001, or 31%. The earnings improvement was primarily due to:

- higher margins on eastern and western U.S. wholesale energy transactions;
- lower operating costs, partially due to lower pension expense;
- favorable tax credits from synfuel operations; and
- higher earnings from mechanical contracting subsidiaries.

These earnings improvements in 2001 were partially offset by higher levels of interest expense and increased dividends resulting from the issuance of the PEPS Units.

PPL expects that lower wholesale prices will adversely impact core earnings in 2002. Additionally, PPL anticipates writing off the remaining balance of its investment in CEMAR, approximately $100 million, in 2002. See Note 22 for additional information.

Excluding the effects of unusual items, net income from core operations increased from $358 million in 1999 to $474 million in 2000, or 32%. The earnings improvement was primarily due to:

- higher margins on wholesale energy transactions, including PPL Montana;
- the end of a one-year 4% rate reduction for delivery customers in Pennsylvania;
- gains on sales of emission allowances;
- lower depreciation on certain fossil generating assets; and
- fewer common shares outstanding.

These earnings improvements in 2000 were partially offset by higher levels of interest expense, higher costs of wages and employee benefits, and the write-off of a regulatory asset related to the loss incurred in the Pennsylvania Retail Access Pilot Program.

Operating Revenues

Retail Electric and Gas

The increase (decrease) in retail revenues from electric and gas operations was attributable to the following:

(Millions of dollars)	**2001 vs. 2000**	2000 vs. 1999
Retail Electric Revenue		
PPL Electric		
Electric delivery	**$ 12**	$ 28
PLR electric generation supply	**283**	32
PPL EnergyPlus		
Electric generation supply	**(228)**	88
PPL Global		
Electric delivery	**88**	75
Other	**(8)**	3
	147	226
Retail Gas Revenue		
PPL Gas Utilities	**21**	25
PPL EnergyPlus	**22**	43
	43	68
Retail Revenues – total	**$ 190**	$294

Operating revenues from retail electric operations increased in 2001 compared to 2000 primarily due to:

- higher net supply revenues (increases in PPL Electric revenues as a PLR, offset by decreased emphasis of PPL EnergyPlus as a retail supplier);
- increase in PPL Global international electric delivery revenues, primarily due to the acquisition of CEMAR; and
- higher delivery revenues, reflecting a 2% increase in deliveries of electricity.

Operating revenues from retail electric operations increased in 2000 compared to 1999 primarily due to:

- higher supply revenues (increases in PPL EnergyPlus revenues as a retail supplier and PPL Electric revenues as a PLR);
- increased PPL Global international electric delivery revenues, primarily due to the acquisition of CEMAR; and
- higher delivery revenues, reflecting an end of a one-year 4% rate reduction for delivery customers.

Pursuant to the Customer Choice Act and a restructuring settlement with the PUC, PPL Electric is required, through 2009, to provide electricity at pre-determined prices to its delivery customers who do not select an alternate supplier. While these supply rates vary by customer class, the settlement provides for average rates ranging from 4.16 cents per kWh in 2001, increasing to 5.02 cents per kWh in 2009. As part of this settlement agreement, PPL Electric also agreed to a cap on its average transmission and distribution rates of 1.74 cents per kWh through 2004.

Both PPL Gas Utilities and PPL EnergyPlus experienced higher retail gas revenues in both periods. PPL Gas Utilities' increase in 2001 compared to 2000 was primarily due to a base rate increase effective January 1, 2001, and higher gas commodity prices. PPL Gas Utilities' increase in 2000 compared to 1999 was primarily due to greater demand and higher gas commodity prices. PPL EnergyPlus' increase in both periods was primarily due to intensified gas marketing efforts, and increased retail pricing attributed to higher wholesale gas commodity costs.

Wholesale Energy Marketing and Trading

The increase (decrease) in revenues from wholesale energy marketing and trading activities was attributable to the following:

(Millions of dollars)	**2001 vs. 2000**	2000 vs. 1999
Eastern U.S. markets		
Bilateral/Spot market	**$(203)**	$315
Cost-based	**(58)**	(38)
Gas & oil	**(140)**	(39)
Other	**11**	(3)
	(390)	235
Western U.S. markets	**71**	438
Intercompany eliminations	**(49)**	(33)
	$(368)	$640

The decrease in revenues in eastern U.S. markets in 2001 compared to 2000 was primarily due to lower bilateral/spot market sales, caused by unplanned outages, which created fewer opportunities to sell forward and less trading activity, as well as lower spot market prices. The decrease in revenues also reflected the expiration of capacity and energy agreements with JCP&L and BG&E, and lower gas and oil trading activity. (Energy purchases also decreased in 2001 compared with 2000. Refer to "Energy Purchases" for more information.) The increase in western U.S. markets was due to higher wholesale energy prices related to the energy supply shortage in the western U.S. in the first quarter of 2001.

In June 2001, the FERC instituted a series of price controls designed to mitigate (or cap) prices in the entire western U.S. as a result of the California energy crisis. These price controls have contributed to the lowering of spot and forward energy prices in the western U.S.

The increase in revenues in eastern U.S. markets in 2000 compared to 1999 was primarily due to higher bilateral market pricing and increased sales volumes to other counterparties. The increase in revenues in western U.S. markets was due to the acquisition of the Montana generating assets by PPL Montana in December 1999.

Energy Related Businesses

Energy related businesses (see Note 1 to the Financial Statements) contributed $84 million to the 2001 operating income of PPL, an increase of $38 million from 2000. The increase primarily reflects PPL Global's higher equity earnings from its U.K. investments and higher operating income from the mechanical contracting and engineering subsidiaries. These gains were partially offset by an increase in PPL Global's project development expenses and pre-tax operating losses from synfuel projects. (However, after the recording of tax credits associated with synfuel operations, the synfuel projects contributed approximately $19 million to net income for 2001.)

Energy related businesses contributed $46 million to the 2000 operating income of PPL, which was a decrease of $14 million from 1999. This decrease was primarily due to operating losses incurred by PPL's synfuel projects. These and other losses were partially offset by increased operating income of the mechanical contracting and engineering subsidiaries, and higher equity earnings from PPL Global's international investments.

Fuel

Fuel costs increased by $63 million in 2001 compared with 2000, and by $47 million in 2000 compared with 1999.

Electric fuel costs increased by $32 million in 2001 compared with 2000. The increase was primarily attributable to increased generation output of PPL Generation's oil/gas-fired units, and higher per-unit costs for this generation, to support an unplanned outage. The increase also reflects higher interchange transmission requirements and higher coal costs. The increase was partially offset by a decrease in coal-fired generation due to the unplanned outage.

Electric fuel costs increased by $23 million in 2000 compared with 1999. Excluding PPL Montana, electric fuel costs decreased by $8 million during 2000 compared with 1999. The decrease was attributable to lower unit costs for nuclear generation, in part due to a $5 million accrual in 1999 for dry cask canisters for on-site spent fuel storage. The decrease from lower unit costs was partially offset by higher generation at the Susquehanna station.

The cost of natural gas and propane increased by $31 million in 2001 compared with 2000. The increase reflects higher gas prices as well as greater off-system sales volume by PPL Gas Utilities.

The cost of natural gas and propane increased by $24 million in 2000 compared with 1999. This increase was primarily due to higher sales by PPL Gas Utilities and intensified gas marketing efforts by PPL EnergyPlus.

Energy Purchases

The increase (decrease) in energy purchases was attributed to the following:

(Millions of dollars)	**2001 vs. 2000**	2000 vs. 1999
Domestic		
Eastern markets	**$(506)**	$216
Western markets	**63**	121
International	**47**	46
	$(396)	$383

Excluding energy purchases of CEMAR, energy purchases decreased by $443 million in 2001 compared with 2000. This decrease was primarily due to lower purchases of electricity and gas in the eastern U.S. markets, attributable to a reduction in volumes due to fewer wholesale load obligations and less trading. Partially offsetting these reductions in volumes were higher average purchased power costs in the first half of 2001, and recognized losses on certain long-term transactions by PPL Montana.

Excluding the impact of PPL Montana, energy purchases increased by $262 million during 2000, compared with 1999. This increase was primarily due to higher wholesale prices for energy purchases needed to supply retail load obligations.

Other Operation Expenses

Other operation expenses increased by $54 million in 2001 compared to 2000. This increase was primarily due to a gain on the sale of emission allowances and an insurance settlement for environmental liability coverage in 2000 (both recorded as reductions of expense). The increase also reflects additional operating expenses of CEMAR in 2001. These increases were partially offset by lower pension costs in 2001 primarily due to pension investment performance.

Other operation expenses increased by $40 million in 2000 compared to 1999. Excluding the expenses of PPL Montana, other operation expenses decreased by $37 million in 2000 when compared with 1999. This decrease was primarily the result of environmental insurance recoveries, gains on the sale of emission allowances and reduced pension costs. These reductions were partially offset by increased expenses due to the CEMAR acquisition, an environmental loss accrual and increased costs of wages and other benefits.

Amortization of Recoverable Transition Costs

Amortization of recoverable transition costs increased by $24 million in 2001 compared to 2000. This increase was primarily due to the collection of CTC revenues related to prior year CTC deferrals of amounts in excess of the Pennsylvania rate cap. The increase also reflects higher amortization of intangible transition property due to lower interest expense on the transition bonds issued under the Customer Choice Act.

Amortization of recoverable transition costs increased by $33 million in 2000 compared to 1999. This increase was the result of recording twelve months of amortization in 2000 as compared to five months of amortization in 1999. This increase was partially offset by a decrease in CTC revenues related to a deferral of CTC amounts in excess of the rate cap.

Maintenance Expenses

Maintenance expenses increased by $44 million in 2000 compared with 1999. Excluding the expenses of PPL Montana, maintenance expenses increased by $31 million in 2000 compared with 1999. This increase was primarily due to higher maintenance costs at the Susquehanna generating station, higher transmission and distribution line maintenance expenses and higher costs of wages.

Other Charges

Other charges of $486 million in 2001 consisted of the write-down of international energy projects (see Note 22) and the cancellation of generation development projects (see Note 11).

Other charges of $51 million in 1999 consisted of the write-downs of PPL Global's investments in WPD and two smaller projects.

Other Income and (Deductions)

Other income increased by $27 million in 2001 compared with 2000. This increase was due to charges in 2000 resulting from a PUC ruling requiring the write-off of the regulatory asset for the loss incurred in Pennsylvania's Retail Access Pilot Program, an adverse FERC decision regarding investments in PJM, and an environmental loss contingency.

Other income decreased by $163 million in 2000 compared with 1999. This decrease was due to the charges recorded in 2000, as described above, and to gains in 1999 on the sale of SWEB's electric supply business ($78 million pre-U.S. tax) and the Sunbury plant and related assets ($66 million pre-tax).

Taxes, Other Than Income

Taxes, other than income, decreased by $21 million in 2001 compared with 2000. This decrease was primarily the result of lower gross receipts tax accruals due to a reduction in the Pennsylvania gross receipts tax rate. Changes in gross receipts tax do not significantly affect earnings as they are substantially recovered in rate-based revenues.

Taxes, other than income, increased by $39 million in 2000 compared with 1999. This increase was primarily due to a higher Pennsylvania gross receipts tax rate, and increased PURTA, real estate and capital stock taxes.

Financing Costs

Interest expense increased by $11 million in 2001 compared with 2000. This increase was the net effect of higher interest on long-term debt, offset by lower interest on short-term debt. The increase in interest on long-term debt reflects the issuance of $800 million of senior secured bonds by PPL Electric, $500 million of senior unsecured notes by PPL Energy Supply and debt issued by PPL Global's consolidated affiliates. A portion of these proceeds were used to pay down commercial paper balances, which decreased such interest expense.

Interest expense increased by $99 million in 2000 compared with 1999. This increase was primarily due to the issuance of transition bonds in August 1999, and interest on PPL Montana's bridge financing.

Dividends on preferred securities increased by $26 million in 2001 compared with 2000 due to the issuance of the PEPS Units in the second quarter of 2001.

Income Taxes

Income tax expense decreased by $33 million in 2001 compared with 2000. This decrease was primarily due to a change in pre-tax domestic book income and additional federal synfuel tax credits recognized. These decreases were offset by deferred income tax valuation allowances recorded on the company's investments in Brazil and the U.K. (see Note 22).

Income tax expense increased by $120 million in 2000 compared with 1999. This increase was primarily due to an increase in pre-tax book income and a release of deferred income taxes no longer required due to securitization, recognized in the third quarter of 1999.

Financial Condition

Liquidity

At December 31, 2001, PPL's net cash position was $832 million, which reflects $950 million in cash and cash equivalents less $118 million of short-term debt. PPL expects this cash and anticipated cash flows from operations to be sufficient to meet PPL's cash requirements for 2002. If PPL's cash requirements exceed its available cash, PPL would attempt to obtain the necessary funds from the issuance of commercial paper, drawing on credit lines, or capital market financings subject to market conditions. PPL cannot provide assurances that any of these funding sources will be available to PPL on acceptable terms.

Cash and cash equivalents are derived from cash from operations, cash from financing activities and cash from investing activities. Cash from operations in 2001 was $908 million, compared to $871 million in 2000. As an asset-backed provider of electricity, the stability of PPL's cash from operations as it relates to the supply of electricity is influenced by the market prices of electricity, the cost of fuel used in the production of electricity and the operational availability of generating units, among other factors.

An important element supporting the stability of PPL's cash from operations is its continuing effort to secure long-term commitments from wholesale and retail customers and long-term fuel supply contracts. In 2001, PPL EnergyPlus signed a full requirements, eight-year contract to supply PPL Electric with estimated peak demand between 6,700 and 7,000 MW for PPL Electric's PLR load. PPL EnergyPlus also signed a five-year contract with Montana Power for 300 MW of around-the-clock electricity supply and 150 MW of on-peak supply. Commitments under these contracts represent between 75%-85% of total anticipated margins from wholesale and retail activity over the next five years (2002-2006). Also, PPL has contracted for over 90% of its anticipated fuel requirements for 2002 and for a lesser amount in future years. PPL will continue to evaluate long-term contracts as market conditions warrant.

In 2002, PPL also finalized multi-year tolling agreements with the Long Island Power Authority for about 160 MW of generation that the company is building at two Long Island sites. Under these tolling agreements, PPL will convert fuel supplied by the Long Island Power Authority to electricity and will receive payments for use of its facilities. PPL is also providing up to 135 MW of supply, for various terms, to large industrial customers in Montana.

PPL EnergyPlus enters into contracts under which it agrees to sell and purchase electricity, natural gas, oil and coal. PPL also enters into contracts designed to lock-in interest rates for future financings or effect changes in PPL's exposure to fixed or floating interest rates. These contracts often provide for cash collateral or other credit enhancement, or reductions or terminations of a portion or all of the contract through cash settlement in the event of a downgrade of PPL or the respective subsidiary's credit ratings or adverse changes in market prices. For example, in addition to limiting its trading ability, if PPL or its respective subsidiary's ratings were lowered to below "investment grade" and energy prices increased by more than 100%, PPL estimates that, based on its December 31, 2001 position, it would have to post collateral of approximately $150 million. PPL has in place risk management programs that, among other things, are designed to monitor and manage its exposure to volatility of cash flows related to changes in energy prices, interest rates, foreign currency exchange rates, counterparty credit quality and the operational performance of its generating units.

Net cash provided by financing activities was $267 million in 2001, compared to $233 million in 2000. Commercial paper programs at PPL Energy Supply and PPL Electric, providing for the issuance of up to $1.1 billion and $400 million, respectively, are maintained to meet short-term cash needs. If the existing credit ratings on these commercial paper programs of each company were lowered, it is unlikely that there would be sufficient investor demand for the commercial paper. In addition, the amount of commercial paper that could be outstanding under either PPL Energy Supply or PPL Electric's program is generally limited to the amount of their respective unused credit lines.

PPL Energy Supply and PPL Electric maintain unsecured credit lines of $1.1 billion and $400 million that are available as backstops for their respective commercial paper programs or for direct borrowings. PPL Energy Supply's and PPL Electric's credit lines are also available to issue up to $700 million and $200 million, respectively, in letters of credit that may be needed for general corporate purposes, including margin requirements resulting from energy contracts. There was no commercial paper outstanding or borrowings under its credit line by PPL Electric at December 31, 2001 or 2000. There was no commercial paper outstanding or borrowings under its credit line by PPL Energy Supply at December 31, 2001, and PPL Energy Supply did not have a commercial paper program or credit line in 2000. In addition, the lenders in the credit line had issued $26 million of letters of credit on PPL Energy Supply's behalf at December 31, 2001. PPL Montana also maintains a $250 million unsecured credit line that is available for borrowings and letters of credit. PPL Montana can directly borrow up to $100 million or request that lenders issue up to $225 million in letters of credit provided that combined borrowings and outstanding letters of credit do not exceed $250 million. PPL Montana had borrowed $44 million under its credit line at December 31, 2001, as compared to no borrowings at December 31, 2000. The lenders in the credit line had issued $25 million of letters of credit on PPL Montana's behalf at December 31, 2001, as compared to $70 million at December 31, 2000.

These credit lines contain borrowing conditions, including the absence of certain material adverse changes, financial and other covenants, that if not met, would limit or restrict the ability to borrow or issue letters of credit or cause early payment of outstanding borrowings. In addition, the interest rates applicable to borrowings under the credit lines are based on a scale indexed to the respective companies' credit ratings.

Under its credit lines, PPL Energy Supply must maintain a consolidated debt to capitalization percentage not greater than 65%, and an interest coverage ratio of not less than 2.0 times consolidated earnings before income taxes, depreciation and amortization, in each case as calculated in accordance with the credit lines. At December 31, 2001, PPL Energy Supply's consolidated debt to capitalization percentage, as developed in accordance with its credit lines, was 29%. At December 31, 2001, PPL Energy Supply's interest coverage ratio, as developed in accordance with its credit line, was 12.6. PPL Energy Supply did not have credit lines in 2000. Under its credit line, PPL Electric must maintain a consolidated debt to capitalization percentage not greater than 70%. At December 31, 2001 and December 31, 2000, PPL Electric's consolidated debt to capitalization percentage, as developed in accordance with its credit line, was 57% and 43%, respectively. Under its credit lines, PPL Montana must maintain a consolidated debt to capitalization percentage not greater than 60%. At December 31, 2001 and December 31, 2000, PPL Montana's consolidated debt to capitalization percentage, as developed in accordance with its credit lines, was 51% and 44%, respectively. At this time, PPL believes that these covenants and other borrowing conditions will not limit access to these funding sources.

PPL and its subsidiaries also have available funding sources that are provided through operating leases that are not recorded on the balance sheet. These operating leases provide funds for developing, constructing and operating generation facilities and equipment. Failure to meet the financial and other covenants contained in these operating leases could limit or restrict access to these funds or require early payment of obligations. At this time, PPL believes that these covenants will not limit access to these funding sources.

Under the operating leases entered into to manufacture and construct the natural gas-fired simple-cycle generation facilities, PPL Energy Supply's subsidiaries act as a construction agent for the lessor to manufacture the equipment and for construction of the facility. Upon commercial operation, PPL Energy Supply subsidiaries will operate the facilities, be responsible for all of the costs associated with the operation and maintenance of the facilities and will make rental payments to the lessor trusts.

In November 2005, under the terms of the $555 million operating lease for the turbine generators, which terminates in November 2007, one of PPL Global's subsidiaries is required to deposit in a cash collateral account an amount equal in cash to approximately 82% of all funded equipment costs. Also, PPL guarantees the payment obligations under this lease financing. Accordingly, as guarantor, PPL must maintain a consolidated debt to capitalization percentage not greater than 70%. At December 31, 2001 and December 31, 2000, PPL's consolidated debt to capitalization percentage, as developed in accordance with the guarantee, was 62% and 63%, respectively. At December 31, 2001, the outstanding lease balance was $271 million.

In May 2006, under the terms of the $1.06 billion operating lease which terminates in April 2008, one of PPL Global's subsidiaries is required to deposit in a cash collateral account an amount equal in cash to approximately 83% of all funded asset costs. Also, PPL Energy Supply guarantees the payment obligations under this operating lease. Accordingly, as guarantor, PPL Energy Supply must meet the same covenant tests as applied to its credit lines. At December 31, 2001, the outstanding lease balance was $454 million. In February 2002, the PPL Global subsidiary reduced the available commitment under the lease to approximately $700 million.

Under the terms of the $455 million Lower Mt. Bethel combined-cycle operating lease which terminates no later than September 30, 2014, the PPL Global subsidiary is not required to make any cash payments to the lessor until the facility is completed. However, the PPL Global subsidiary could be called upon to repay approximately 90% of the then-outstanding facility costs. In addition, during the lease term, the PPL Global subsidiary could, subject to certain conditions, purchase the facility from the lessor, offer to assume 100% of the outstanding debt, and pay a reduced make-whole premium to any debt holder that does not accept such offer. Also, PPL Energy Supply guarantees the payment obligations under this operating lease. Accordingly, as guarantor, PPL Energy Supply must meet the same covenant tests as applied to its credit lines. At December 31, 2001 the outstanding lease balance was $116 million.

The PPL Montana Colstrip leases provide two renewal options based on the economic useful life of the generation assets at the end of the 36-year lease term that terminates in 2036. In addition, the lease places certain restriction on PPL Montana's ability to incur additional debt, sell assets and declare dividends. At December 31, 2001 the outstanding debt balance within the lease was $334 million.

In addition to the leasing arrangements discussed above, PPL and its subsidiaries lease vehicles, office space, land, buildings, personal computers and other equipment under separate lease arrangements. See Note 12 to the Financial Statements for a further discussion of the operating leases.

At December 31, 2001, the estimated contractual cash obligations of PPL were as follows:

Contractual Cash Obligations

(Millions of dollars)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term Debt [a]	$ 5,591	$ 498	$1,668	$1,628	$1,797
Capital Lease Obligations					
Operating Leases [b]	2,616	368	255	791	1,202
Unconditional Purchase Obligations	447	65	219	163	
Other Long-term Obligations	1,380	171	522	347	340
Total Contractual Cash Obligations	$10,034	$1,102	$2,664	$2,929	$3,339

[a] Includes principal maturities only.

[b] Includes current amounts for operating leases in effect, projected amounts for projects under construction and residual value guarantees.

PPL, PPL Energy Supply and PPL Electric provide guarantees for certain affiliate financing arrangements and enable certain transactions. Some of the guarantees contain financial and other covenants that, if not met, would limit or restrict the affiliates' access to funds under these financing arrangements, require early maturity of such arrangements or limit PPL's ability to enter into certain transactions. At this time, PPL believes that these covenants will not limit access to the relevant funding sources.

At December 31, 2001, the estimated commercial commitments of PPL were as follows:

Other Commercial Commitments

		Amount of Commitment Expiration per Period			
(Millions of dollars)	Total Amounts Committed	Less than 1 year	1-3 years	4-5 years	Over 5 years
Lines of Credit [a]					
Standby Letters of Credit	$ 52	$ 26	$ 26		
Draws Under Lines of Credit	44	44			
Guarantees					
Debt [b]	776	1			$775
Performance	117				117
Standby Repurchase Obligations					
Other Commercial Commitments	114	109	5		
Total Commercial Commitments	$1,103	$180	$ 31		$892

[a] Available credit facilities of $1,762 million.

[b] Includes guarantees on certain operating lease obligations already included in the table of Contractual Cash Obligations.

The terms governing the securities, guarantees, lease obligations and other commitments issued by PPL and its subsidiaries contain financial and other covenants that require compliance in order to avoid defaults and accelerations of payments. Further, a change in control under certain of these arrangements would constitute a default and could result in early maturity of such arrangements. In addition, certain of these arrangements restrict the ability of PPL's subsidiaries to pay or declare dividends, issue additional debt, sell assets, or take other actions if certain conditions are not met. At this time, PPL believes that it and its subsidiaries will be able to meet these covenant requirements. In order to meet its maturing obligations in future years, PPL expects that it and its subsidiaries will have to continue to access both the bank and capital markets. The long-term debt and similar securities of PPL and its subsidiaries and their maturities are set forth in the table of Contractual Cash Obligations on the previous page.

Net cash used in investing activities in 2001 was $702 million, compared to $757 million in 2000. Capital expenditures have historically been for acquisitions and to support both existing and construction of new generation, transmission and distribution facilities. PPL's capital investment needs are expected to increase in 2002. A significant portion of PPL's 2002 capital requirements will be funded through the lessor trusts established in 2001 with the remainder funded from cash and cash equivalents on hand at December 31, 2001, and cash from operations in 2002. (See "Capital Expenditure Requirements" for additional information.)

Energy Marketing and Trading Activities

PPL, through PPL EnergyPlus, sells and purchases physical energy at the wholesale level under FERC market-based tariffs throughout the U.S. Because of the generating assets PPL owns or controls, the majority of PPL's energy transactions qualify for accrual or hedge accounting. In addition, PPL enters into financial contracts to hedge the price risk associated with its electricity, gas and oil positions. At December 31, 2001, PPL had net assets of $50 million related to its energy hedging activities.

Certain transactions, however, meet the definition of trading activities as defined by EITF 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities." These trading activities include physical and financial energy contracts, such as forwards, futures, options, and swaps that do not qualify for hedge accounting or were entered into to profit from market fluctuations. Trading activities also include certain transactions for capacity and ancillary products, such as transmission congestion credits (TCCs) and fixed transmission rights (FTRs).

TCC and FTR contracts are financial instruments that enable the holder to receive compensation for certain congestion-related transmission charges incurred to relieve that congestion. PJM grants FTRs to PPL based upon load being served and owned generation and these FTRs are utilized during the normal course of business. These transactions are accounted for under accrual accounting. In addition to FTRs granted, PPL can purchase and sell TCCs and FTRs at auctions. Only these auction-related TCCs and FTRs, as well as capacity transactions that are not related to PPL's generating assets, are included in trading activities. Net unrealized gains from trading transactions made up approximately 1% of PPL's gross margins from the sale of energy for the year ending December 31, 2001.

PPL's trading contracts mature at various times through 2006. The following chart sets forth PPL's net fair market value of trading contracts as of December 31, 2001.

(Millions of dollars)	Gains/(Losses)
Fair value of contracts outstanding at the beginning of the year	$22
Contracts realized or otherwise settled during the year	(16)
Fair value of new contracts when entered into during the year	(4)
Other changes in fair values	(2)
Fair value of contracts outstanding at the end of the year	$ 0

During 2001, PPL reversed net gains of approximately $16 million related to contracts entered into prior to January 1, 2001. This amount does not reflect intra-year contracts that were entered into and settled during the period.

The fair value of new contracts when entered into during the year is usually zero, because they are entered into at current market prices. However, PPL sometimes enters into certain contracts at a value other than zero. These contracts consist of options, TCCs and FTRs. When PPL enters into an option contract, a premium is paid or received. TCCs and FTRs purchased or sold at public auctions are entered into at an agreed-upon auction price. PPL paid $4 million net-of-tax during 2001 to enter into these contracts.

Other changes in fair value, a loss of approximately $2 million, represent changes in the market value of contracts outstanding at the end of 2001.

PPL's short-term trading contracts, other than exchange-traded futures contracts, are recorded as "Price risk management assets" and "Price risk management liabilities" on the Balance Sheet. Long-term trading contracts are included in "Regulatory and Other Noncurrent Assets – Other" and "Deferred Credits and Other Noncurrent Liabilities – Other." Exchange-traded futures contracts are recorded as "Other investments" and "Other current liabilities" on the Balance Sheet. All unrealized gains and losses on trading activities are recognized currently in earnings as "Wholesale energy marketing and trading" revenues and "Energy purchases" on the Statement of Income.

As of December 31, 2001, the net loss on PPL's trading activities expected to be recognized in earnings during the next three months is approximately $1 million.

Modeling Methodologies

PPL uses various methodologies to simulate forward price curves in the energy markets to estimate the size and probability of changes in market value resulting from commodity price movements. The methodologies require several key assumptions, including selection of confidence levels, the holding period of the commodity positions, and the depth and applicability to future periods of historical commodity price information.

The following chart segregates estimated fair values of PPL's trading portfolio at December 31, 2001 based on whether the fair values are determined by quoted market prices or other more subjective means.

Fair Value of Contracts at Period-End Gains/(Losses)

(Millions of dollars)	Maturity Less Than 1 year	Maturity 1-3 years	Maturity 4-5 years	Maturity in Excess of 5 years	Total Fair Value
Source of Fair Value					
Prices actively quoted					
Prices provided by other external sources	$(1)	$1			
Prices based on models and other valuation methods	(1)	1			
Fair value of contracts outstanding at the end of the period	$(2)	$2			

The fair value of contracts using prices actively quoted represents the fair value of exchange-traded futures contracts quoted on the New York Mercantile Exchange. The fair value of contracts provided by other external sources represents the midpoint of the bid/ask spreads obtained through third-party brokers. To be conservative, the open position is then adjusted so that it is marked at the ask price (for open purchase positions) or the bid price (for open sales positions). PPL utilizes internal valuation models to determine the fair value of certain non-exchange traded contracts, including TCCs, FTRs and capacity contracts, because they cannot be quoted through an organized exchange or brokers. The fair value of these contracts on PPL's financial statements reflects a valuation adjustment for the change in market value as determined by the internal model.

Commodity Price Risk

If PPL were unable to deliver firm capacity and energy under its agreements, under certain circumstances it would be required to pay damages. These damages would be based on the difference between the market price to acquire replacement capacity or energy and the contract price of the undelivered capacity or energy. Depending on price volatility in the wholesale energy markets, such damages could be significant. Extreme weather conditions, unplanned power plant outages, transmission disruptions, non-performance by counterparties (or their counterparties) with which it has power contracts and other factors could affect PPL's ability to meet its firm capacity or energy obligations, or cause significant increases in the market price of replacement capacity and energy.

Although PPL attempts to mitigate these risks, there can be no assurance that it will be able to fully meet its firm obligations, that it will not be required to pay damages for failure to perform, or that it will not experience counterparty non-performance in the future. PPL attempts to mitigate risks associated with open contract positions by reserving generation capacity to deliver electricity to satisfy its net firm sales contracts and, when necessary, by purchasing firm transmission service. PPL adheres to a comprehensive risk management policy and programs, including established credit policies to evaluate counterparty credit risk.

Credit Risk

Credit risk relates to the risk of loss that PPL would incur as a result of non-performance by counterparties of their contractual obligations. PPL maintains credit policies and procedures with respect to counterparties (including requirements that counterparties maintain certain credit ratings criteria) and requires other assurances in the form of credit support or collateral in certain circumstances in order to limit counterparty credit risk. However, PPL has concentrations of suppliers and customers among electric utilities, natural gas distribution companies and other energy marketing and trading companies. These concentrations of counterparties may impact PPL's overall exposure to credit risk, either positively or negatively, in that counterparties may be similarly affected by changes in economic, regulatory or other conditions. PPL records certain non-performance reserves to reflect the probability that a counterparty with contracts that are out of the money (from the counterparty's standpoint) will default in its performance, in which case PPL would have to sell into a lower-priced market or purchase from a higher-priced market. These reserves are reflected in the fair value of assets recorded in "Price risk management assets" on the financial statements. PPL has also established a reserve with respect to certain sales to the California ISO for which PPL has not yet been paid, as well as a reserve related to PPL's exposure as a result of the Enron bankruptcy, which is reflected in "Accounts receivable." See Notes 20 and 21 to the Financial Statements.

Related Party Transactions

PPL is not aware of any material ownership interests or operating responsibility by senior management of PPL or its subsidiaries in outside partnerships or other entities doing business with PPL.

For additional information on related party transactions, see Note 17 to the Financial Statements.

Capital Expenditure Requirements

The schedule below shows PPL's current capital expenditure projections for the years 2002-2006 and actual spending for the year 2001:

	Actual	Projected				
(Millions of dollars)	**2001**	2002	2003	2004	2005	2006
Construction expenditures [1] [3] [4]						
Generating facilities [2] [5]	**$ 672**	$1,173	$385	$181	$217	$ 895
Transmission and distribution facilities	**292**	261	232	205	179	199
Environmental	**58**	16	19	53	52	7
Other	**86**	106	89	84	65	66
Total construction expenditures	**1,108**	1,556	725	523	513	1,167
Nuclear fuel	**60**	54	56	57	61	63
Total capital expenditures [4]	**$1,168**	$1,610	$781	$580	$574	$1,230

[1] Construction expenditures include AFUDC and capitalized interest, which are expected to be less than $20 million in each of the years 2002-2006.

[2] Includes the projected development costs for PPL Global's turbine generator projects. Some of these projects are being financed by parties who lease such projects back to PPL pursuant to leases that are not capitalized on PPL's financial statements.

[3] This information excludes lease payments by PPL Montana under its sales/leaseback transaction.

[4] This information excludes any equity investments by PPL Global for new projects.

[5] Generating facilities include assets financed through off-balance sheet synthetic leases as follows: 2001, $498 million; 2002, $523 million; and 2003, $77 million.

PPL's capital expenditure projections for the years 2002-2006 total about $4.8 billion. Capital expenditure plans are revised from time to time to reflect changes in conditions.

Acquisitions and Development

From time to time, PPL and its subsidiaries are involved in negotiations with third parties regarding acquisitions, joint ventures and other arrangements which may or may not result in definitive agreements. See Note 11 to the Financial Statements for information regarding recent acquisitions and development activities.

At December 31, 2001, PPL Global had investments in foreign facilities, including consolidated investments in Emel, EC, CEMAR and others. See Note 3 to the Financial Statements for information on PPL's unconsolidated investments accounted for under the equity method.

At December 31, 2001, PPL Global had domestic generation projects, either announced or under development, which would provide 2,440 MW of additional generation. In January 2002, construction activities were completed on the Griffith project, located near Kingman, Arizona, and the facility began commercial operations. Griffith is currently in the process of applying for membership in the Southwest Reserve Sharing Group. Acceptance into the Southwest Reserve Sharing Group would allow Griffith to sell significantly more of the plant's generation at firm prices and require fewer reserves for the firm sales.

PPL Global is continuously reexamining development projects based on market conditions and other factors to determine whether to proceed with these projects, sell them, cancel them, expand them, execute tolling agreements or pursue other opportunities.

Cash Flow

Cash and cash equivalents increased by $123 million more during 2001 compared with 2000. The reasons for this change were:

- A $37 million increase in cash provided by operating activities, primarily due to an increase in operating income when adjusted for non-cash charges, partially offset by changes in current assets and liabilities.
- A $55 million decrease in cash used in investing activities, primarily due to lower investments in generating assets and electric energy projects.
- A $34 million increase in cash provided by financing activities, primarily due to higher net issuances of securities offset by a decrease in short-term debt.

Environmental Matters

See Note 16 to the Financial Statements for a discussion of environmental matters.

Competition

The electric industry has experienced, and may continue to experience, an increase in the level of competition in the energy supply market at both the state and federal levels. PPL and its subsidiaries believe that, assuming deregulation of the energy industry continues and markets are opened to new participants and new services, competition will continue to be intense. Additionally, competitive pressures have resulted from technological advances in power generation and electronic communications, and the energy markets have become more efficient.

Critical Accounting Policies

PPL's financial condition and results of operations are necessarily impacted by the methods, assumptions and estimates used in the application of critical accounting policies. The following accounting policies are particularly important to the financial condition or results of operations of PPL, and require estimates or other judgments of matters inherently uncertain. Changes in the estimates or other judgments included within these accounting policies could result in a significant change to the information presented in the financial statements. (These accounting policies are also discussed in Note 1 to the Financial Statements.)

1) Price Risk Management

PPL follows the provisions of SFAS 133, "Accounting for Derivative Instrument and Hedging Activities," as amended by SFAS 138, "Accounting for Certain Derivative Instrument and Certain Hedging Activities," and interpreted by DIG issues (together, "SFAS 133") and EITF 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities," for its activities in the area of price risk management. PPL utilizes forward contracts, futures contracts, options and swaps as part of its risk management strategy to minimize unanticipated fluctuations in earnings caused by price, interest rate and foreign currency volatility. SFAS 133 requires that all derivative instruments be recorded at fair value on the balance sheet as an asset or liability (unless they meet SFAS 133's criteria for exclusion) and that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. EITF 98-10 requires that derivative and non-derivative contracts that are designated as trading activities be marked to market through earnings.

PPL markets and/or purchases electricity, gas, oil, capacity, and ancillary products such as transmission congestion contracts. PPL uses exchange prices and external broker quotes to value electricity, gas, and oil contracts. Since there are no market quotes available for capacity and ancillary products, PPL values these products using internal models to forecast future cash flows. PPL then recognizes a modeling reserve for values calculated using internal models to recognize the lack of independence in the valuation of the contracts. Therefore, the net value of the capacity and ancillary products on the financial statements is their amortized cost.

The circumstances and intent existing at the time that energy transactions are entered into determine their accounting designation. These designations are verified by PPL's trading controls group on a daily basis. The following is a summary of the guidelines that have been provided to the traders who are responsible for contract designation:

- Any wholesale and retail contracts to sell electricity that are expected to be delivered from PPL generation are considered "normal." These transactions are not recorded in the financial statements and have no earnings impact until delivery. Most wholesale electricity sales contracts in the eastern and western U.S. markets receive "normal" treatment. The methodology utilized in determining the amount of sales that can be delivered from PPL generation is based on a calculation approved by the RMC. This calculation uses market prices compared to dispatch rates as well as planned and forced outage rates by plant by month.
- "Trading around the assets" means that PPL EnergyPlus matches a contract to sell electricity, previously to be delivered from PPL generation, with a physical or financial contract to purchase electricity. These contracts can qualify for fair value hedge treatment. When the contracts' terms are identical, there is no earnings impact until delivery.
- Physical electricity purchases needed to meet obligations due to a change in the physical load or generation forecasts are considered "normal."
- Physical electricity purchases that increase PPL's long position and any energy sale or purchase considered a "market call" are speculative with unrealized gains or losses recorded immediately through earnings.
- Financial electricity transactions, which can be settled in cash, cannot be considered "normal" because they need not result in physical delivery. These transactions receive cash flow hedge treatment if they lock in the price PPL will receive or pay for energy in the spot market. Any unrealized gains or losses on transactions receiving cash flow hedge treatment are recorded in other comprehensive income.
- Physical and financial transactions for gas and oil to meet fuel and retail requirements can receive cash flow hedge treatment if they lock in the price PPL will pay in the spot market. Any unrealized gains or losses on transactions receiving cash flow hedge treatment are recorded in other comprehensive income.
- Option contracts that do not meet the requirements of DIG Issue C15, "Scope Exceptions: Interpreting the Normal Purchases and Normal Sales Exception as an Election," do not receive hedge accounting treatment and are marked to market through earnings.

In addition to energy-related transactions, PPL enters into financial interest rate and foreign currency swap contracts to hedge interest expense associated with both existing and anticipated debt issuances, as well as to hedge the fair value of firm commitments. As with energy transactions, the circumstances and intent existing at the time of the transaction determine its accounting designation, which is subsequently verified by PPL's trading controls group on a daily basis. The following is a summary of certain guidelines that have been provided to the treasury department which is responsible for contract designation:

- Transactions entered into to lock in an interest rate prior to a debt issuance are considered cash flow hedges. Any unrealized gains or losses on transactions receiving cash flow hedge treatment are recorded in other comprehensive income and are amortized as a component of interest expense over the life of the debt.
- Transactions entered into to hedge fluctuations in the value of existing debt are considered fair value hedges with no earnings impact until the debt is terminated because the hedged debt is also marked to market.
- Transactions which do not qualify for hedge accounting treatment are marked to market through earnings.

To record derivative assets at fair value, PPL reduces the assets' carrying value to recognize differences in counterparty credit quality and potential illiquidity in the market.

- The credit adjustment takes into account the bond ratings (and the implied default rates) of the counterparties that have an out-of-the-money position with PPL. The more counterparties that have, for example, a BBB rating instead of an A rating, the larger the adjustment.

- The liquidity adjustment takes into account the fact that it may not be appropriate to value contracts at the midpoint of the bid/ask spread. PPL might have to accept the "bid" price if PPL wanted to close an open sales position or PPL might have to accept the "ask" price if PPL wanted to close an open purchase position.

At December 31, 2001, PPL had assets of $210 million and liabilities of $168 million that were accounted for under SFAS 133 and EITF 98-10. Shareowners' Common Equity included $23 million of net unrealized derivative gains, after-tax, in "Accumulated other comprehensive income." During the year ended December 31, 2001, PPL recorded $7 million in pre-tax income for net unrealized mark-to-market gains, primarily on derivative instruments used for speculative (non-hedge) purposes. During this period, PPL also reclassified into earnings an after-tax loss of $7 million for derivatives that no longer qualified as hedges.

See "Quantitative and Qualitative Disclosures about Market Risk" in Management's Discussion and Analysis for further discussion regarding price risk management, and sensitivities of hedged portfolios to changes in prices and interest rates.

2) Pension and Other Postretirement Benefits

PPL follows the guidance of SFAS 87, "Employers' Accounting for Pensions," and SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," for these benefits. Under these accounting standards, assumptions are made regarding the valuation of benefit obligations and performance of plan assets. Delayed recognition of differences between actual results and those assumed is a guiding principle of these standards. This approach allows for a smoothed recognition of changes in benefit obligations and plan performance over the working lives of the employees who benefit under the plans. The primary assumptions are as follows:

- Discount Rate – The discount rate is used to record the value of benefits, which are based on future projections, in terms of today's dollars.
- Expected Return on Plan Assets – Management projects the future return on plan assets based principally on prior performance. The projected future value of assets reduces the benefit obligation a company will record.
- Rate of Compensation Increase – Management projects employees' annual pay increases, which are used to project employees' pension benefits at retirement.
- Health Care Cost Trend – Management projects the expected increases in the cost of health care.
- Amortization of Gains/(Losses) – Management can select the method by which gains or losses are recognized in financial results. These gains or losses are created when actual results differ from estimated results based on the above assumptions.

At December 31, 2001, PPL had recognized accrued pension and postretirement liabilities of $181 million, included in "Deferred Credits and Other Noncurrent Liabilities – Other" on the Balance Sheet. PPL's total obligations for these benefits was approximately $1.6 billion, but was offset by $1.8 billion of assets held in various trusts. PPL has not yet recognized this over-funding due to the delayed recognition provisions of SFAS 87 and SFAS 106.

During 2001, PPL made changes to its assumptions related to the discount rate, the rate of compensation increase and the method of amortization of gains/(losses).

A variance in the discount rate, expected return on plan assets, rate of compensation increase or amortization method could have a significant impact on the pension costs recorded under SFAS 87.

A variance in the health care cost trend assumption could have a significant impact on costs recorded under SFAS 106 for postretirement medical expense. The impact of a one-percentage-point variance in that assumption is calculated by PPL's actuaries and is detailed in Note 14 to the Financial Statements.

3) Asset Impairment

PPL and its subsidiaries review long-lived assets for impairment when events or circumstances indicate carrying amounts may not be recoverable. Assets subject to this review, and for which impairments have been recorded in 2001 or prior years, include international equity investments, generation plant and consolidated international energy projects.

Reviews were performed for equity investments in accordance with APB Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock." APB Opinion No. 18 provides that "a loss in value of an investment which is other than a temporary decline should be recognized." PPL identifies and measures loss in value of equity investments based upon a comparison of fair value to carrying value.

Through December 31, 2001, such reviews were also performed for generation plant and consolidated international energy projects in accordance with SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." On January 1, 2002, PPL adopted SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which replaces SFAS 121. For long-lived assets to be held and used, SFAS 144 retains the requirements of SFAS 121 to (a) recognize an impairment loss only if the carrying amount is not recoverable from undiscounted cash flows and (b) measure an impairment loss as the difference between the carrying amount and fair value of the asset. Refer to Note 18 for additional information on SFAS 144.

At December 31, 2001, PPL Global evaluated its international investments for impairment, as events and circumstances indicated that the carrying value of its investments in Brazil (CEMAR) and the U.K. (WPD 1953 and WPDL) may not be recoverable. The events that led to these impairment reviews were:

- CEMAR: A prolonged drought that caused electricity rationing, an unfavorable regulatory environment and disruption of Brazil's electricity markets, all of which indicated that the future cash flow stream would be adversely impacted.
- WPD 1953 and WPDL: The Enron bankruptcy led to an impairment review of WPD 1953's equity investment in the Teesside generating station, in which Enron was a part owner, operator and purchaser of the station's output. PPL Global's investments in WPD 1953 and WPDL were then tested for impairment, based on the loss of cash flow from the Teesside impairment and the forecasted reduction in operating cash flows at WPD 1953 and WPDL.

In 2001, PPL Global recorded pre-tax impairment charges of $336 million. Impairments included $179 million for its investment in CEMAR, $134 million for its investment in WPD 1953 and WPDL, $21 million for its share of the Teesside impairment recorded by WPD 1953, and approximately $2 million for another international investment.

In determining asset impairments, management must make significant judgments and estimates to calculate the fair value of an investment. Fair value is developed through consideration of several valuation methods including comparison to market multiples, comparison of similar recent sales transactions and discounted cash flow. Discounted cash flow is calculated by estimating future cash flow streams, applying appropriate discount rates to determine the present values of the cash flow streams, and then assessing the probability of the various cash flow scenarios. The impairment is then recorded based on the excess of the carrying value of the investment over fair value.

Changes in assumptions and estimates included within the impairment reviews could result in significantly different results than those identified above and recorded in the Financial Statements.

In June 2001, the FASB issued SFAS 142, "Goodwill and Other Intangible Assets," which eliminates the amortization of goodwill and other acquired intangible assets with indefinite economic useful lives. SFAS 142 requires an annual impairment test of goodwill and other intangible assets that are not subject to amortization. PPL adopted SFAS 142 on January 1, 2002. Refer to Note 18 for additional information on SFAS 142.

4) Leasing

PPL applies the provisions of SFAS 13, "Accounting for Leases," to all leasing transactions. In addition, PPL applies the provisions of numerous other accounting pronouncements that provide specific guidance and additional requirements related to accounting for leases. In general, there are two types of leases from a lessee's perspective: operating leases – leases accounted for off-balance sheet; and capital leases – leases capitalized on the balance sheet.

In accounting for leases, management makes significant assumptions, including the discount rate, the fair market value of the leased assets and the estimated useful life. Changes in these assumptions could result in a significant change to the amounts recognized in the financial statements.

In addition to uncertainty inherent in management's assumptions, leasing transactions become increasingly complex when they involve sale/leaseback accounting (leasing transactions where the lessee previously owned the leased assets), synthetic leases (leases that qualify for operating lease treatment for book accounting purposes and financing treatment for tax accounting purposes), or unconsolidated special purpose entities (SPEs) (entities that retain ownership of the property, plant and equipment and the related financing). GAAP requires that SPEs be consolidated if several conditions exist, including if the owners of the SPEs have not made an initial substantive residual equity capital investment that is at risk during the entire lease term.

At December 31, 2001, PPL participated in four major leasing transactions involving unconsolidated SPEs. In accordance with GAAP, these SPEs were not consolidated because the equity owners (entities unrelated to PPL) were required to contribute and maintain a minimum of 3% equity interest throughout the life of the SPE.

See Note 12 for additional information related to operating lease payments.

5) Contingencies

PPL periodically records the estimated impacts of various conditions, situations or circumstances involving uncertain outcomes. These events are called "contingencies," and PPL's accounting for such events is prescribed by SFAS 5, "Accounting for Contingencies." SFAS 5 defines a contingency as "an existing condition, situation, or set of circumstances involving uncertainty as to possible gain or loss to an enterprise that will ultimately be resolved when one or more future events occur or fail to occur."

SFAS 5 does not permit the accrual of gain contingencies under any circumstances. For loss contingencies, the loss must be accrued if (1) information is available that indicates it is probable that the loss has been incurred, given the likelihood of the uncertain future events; and (2) that the amount of the loss can be reasonably estimated.

The accrual of a contingency involves considerable judgment on the part of management. PPL uses its internal expertise, and outside experts (such as lawyers, tax specialists and engineers), as necessary, to help estimate the probability that a loss has been incurred and the amount (or range) of the loss. The largest contingency on PPL's balance sheet is the loss accrual for above market NUG purchase commitments, being the difference between the above market contract terms and the fair value of the energy. This loss accrual of $854 million was recorded in 1998, when PPL Electric's generation business was deregulated. Under regulatory accounting, PPL Electric recorded the above market cost of the purchases from NUGs as part of its purchased power costs on an as-incurred basis, since these costs were recovered in regulated rates. When the generation business was deregulated, the loss contingency associated with the commitment to make above market NUG purchases was recorded. This loss accrual for the above market portion of NUG purchase commitments was recorded because it was probable that the loss had been incurred and the estimate of future energy prices could be reasonably determined, using forward pricing information. This loss accrual was transferred to PPL EnergyPlus in the July 1, 2000 corporate realignment. PPL EnergyPlus periodically reviews the reasonableness of the remaining accrual, which was $580 million at December 31, 2001.

PPL has also recorded contingencies for uncollectible accounts, environmental remediation, taxes and litigation in situations where management determined that it was probable a loss had been incurred and it could be reasonably estimated.

Market Risk-Sensitive Instruments

PPL actively manages the market risk inherent in its commodity, debt, and foreign currency and equity positions, as detailed in Notes 9 and 19 to the Financial Statements. PPL has a comprehensive risk management policy to manage the risk exposures related to counterparty credit, energy prices, interest rates and foreign currency exchange rates. An RMC comprised of senior officers oversees the risk management function. Nonetheless, adverse changes in commodity prices, interest rates, foreign currency exchange rates and equity prices may result in losses in earnings, cash flows and/or fair values. The forward-looking information presented below provides estimates of what may occur in the future, assuming certain adverse market conditions, due to reliance on model assumptions. Actual future results may differ materially from those presented. These disclosures are not precise indicators of expected future losses, but only indicators of reasonably possible losses.

Commodity Price Risk

PPL uses various methodologies to simulate forward price curves in the energy markets to estimate the size and probability of changes in market value resulting from commodity price movements. The methodologies require several key assumptions, including selection of confidence levels, the holding period of the commodity positions and the depth and applicability to future periods of historical commodity price information.

As of December 31, 2001, PPL estimated that a 10% adverse movement in market prices across all geographic areas and time periods would have decreased the value of its non-hedge portfolio by an insignificant amount, as compared to a $6 million decrease at December 31, 2000. A similar adverse movement in market prices would have decreased the value of its hedge portfolio by approximately $8 million at December 31, 2001, as compared to a $292 million decrease at December 31, 2000. However, the change in the value of the hedge portfolio would have been offset by an increase in the value of the underlying commodity, the electricity generated. The decline in forward prices from 2000 to 2001 is the primary reason for the differences between 2001 and 2000's sensitivity analyses. In addition to commodity price risk, PPL's commodity positions are also subject to operational and event risks including, among others, increases in load demand and forced outages at power plants.

PPL's risk management program is designed to manage the risks associated with market fluctuations in the price of electricity, natural gas, oil and emission allowances. PPL's risk management policy and programs include risk identification and risk limits management, with measurement and controls for real-time monitoring. PPL has entered into forward, option and tolling contracts that require physical delivery of the commodity, as well as futures, exchange-for-physical transactions and other financial contracts (such as swap agreements where settlement is generally based on the difference between a fixed price and an index-based price for the underlying commodity). PPL expects to continue to use these contracts.

PPL enters into contracts to hedge the impact of market fluctuations on PPL's energy-related assets, liabilities and other contractual arrangements. PPL also executes these contracts to take advantage of market opportunities. As a result, PPL may at times create a net open position in its portfolio that could result in significant losses if prices do not move in the manner or direction anticipated.

Interest Rate Risk

PPL and its subsidiaries have issued debt to finance their operations. PPL utilizes various financial derivative products to adjust the mix of fixed and floating-rate interest rates in its debt portfolios, adjusting the duration of its debt portfolios and locking in U.S. Treasury rates (and interest rate spreads over treasuries) in anticipation of future financing, when appropriate. Risk limits under the risk management program are designed to balance risk exposure to volatility in interest expense and losses in the fair value of PPL's debt portfolio due to changes in the absolute level of interest rates.

At December 31, 2001, PPL's potential annual exposure to increased interest expense, based on a 10% increase in interest rates, was estimated at $6 million, as compared to a $7 million increase at December 31, 2000.

PPL is also exposed to changes in the fair value of its debt portfolio. At December 31, 2001, PPL estimated that its potential exposure to a change in the fair value of its debt portfolio, through a 10% adverse movement in interest rates, was $111 million, as compared to $66 million at December 31, 2000.

PPL utilizes various risk management instruments to reduce its exposure to adverse interest rate movements for future anticipated financings. While PPL is exposed to changes in the fair value of these instruments, they are designed such that an economic loss in value should generally be offset by interest rate savings at the time the future anticipated financing is completed. At December 31, 2001, PPL estimated that its potential exposure to a change in the fair value of these instruments, through a 10% adverse movement in interest rates, was approximately $13 million, as compared to an $18 million exposure at December 31, 2000. See Notes 9 and 19 to the Financial Statements for a discussion of financial derivative instruments outstanding at December 31, 2001.

Foreign Currency Risk

PPL is exposed to foreign currency risk primarily through investments in affiliates in Latin America and Europe. In addition, PPL may make purchases of equipment in currencies other than U.S. dollars.

PPL has adopted a foreign currency risk management program designed to hedge certain foreign currency exposures, including firm commitments, recognized assets or liabilities and net investments.

During the first quarter of 2001, PPL entered into contracts for the forward purchase of 51 million euros to pay for certain equipment in 2002 and 2003. The estimated value of these forward purchases as of December 31, 2001, being the amount PPL would have to pay to terminate them, was $3 million. At December 31, 2000, PPL had a forward purchase contract for 37 million euros. The estimated amount that PPL would have had to pay to terminate the forward purchases was insignificant.

Nuclear Decommissioning Fund – Securities Price Risk
In order to meet NRC requirements, PPL Susquehanna maintains trust funds to fund certain costs of decommissioning the Susquehanna station. As of December 31, 2001, these funds were invested primarily in domestic equity securities and fixed-rate, fixed-income securities and are reflected at fair value on PPL's balance sheet. The mix of securities is designed to provide returns to be used to fund Susquehanna's decommissioning and to compensate for inflationary increases in decommissioning costs. However, the equity securities included in the trusts are exposed to price fluctuation in equity markets, and the values of fixed-rate, fixed-income securities are exposed to changes in interest rates. PPL Susquehanna actively monitors the investment performance and periodically reviews asset allocation in accordance with its nuclear decommissioning trust policy statement. At December 31, 2001, a hypothetical 10% increase in interest rates and a 10% decrease in equity prices would have resulted in an estimated $17 million reduction in the fair value of the trust assets, as compared to an $18 million reduction at December 31, 2000.

PPL Electric's 1998 restructuring settlement agreement provides for the collection of authorized nuclear decommissioning costs through the CTC. Additionally, PPL Electric is permitted to seek recovery from customers of up to 96% of any increases in these costs. Under the power supply agreement between PPL Electric and PPL EnergyPlus, these revenues are passed on to PPL EnergyPlus. Similarly, these revenues are passed on to PPL Susquehanna under a power supply agreement between PPL EnergyPlus and PPL Susquehanna. Therefore, PPL's securities price risk is expected to remain insignificant.

To the Board of Directors and Shareowners of PPL Corporation:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of cash flows, and of shareowners' equity present fairly, in all material respects, the financial position of PPL Corporation and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 19 to the consolidated financial statements, PPL changed its method of accounting for derivative and hedging activities pursuant to Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by Statement of Financial Accounting Standards No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities (an amendment of FASB Statement 133). PPL also changed its method of accounting for amortizing unrecognized gains or losses in the annual pension expense/income determined under Statement of Financial Accounting Standards No. 87, Employers' Accounting for Pensions, as discussed in Note 14 to the consolidated financial statements.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
February 4, 2002

The management of PPL is responsible for the preparation, integrity and objectivity of the consolidated financial statements and all other sections of this annual report. The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America, and the Uniform System of Accounts prescribed by the Federal Energy Regulatory Commission for regulated domestic businesses. In preparing the financial statements, management makes informed estimates and judgments of the expected effects of events and transactions based upon currently available facts and circumstances. Management believes that the financial statements are free of material misstatements and present fairly the financial position, results of operations and cash flows of PPL.

PPL's consolidated financial statements have been audited by PricewaterhouseCoopers LLP (PWC), independent certified public accountants. PWC's appointment as auditors was previously ratified by the shareowners. Management has made available to PWC all PPL's financial records and related data, as well as the minutes of shareowners' and directors' meetings. Management believes that all representations made to PWC during its audit were valid and appropriate.

PPL maintains a system of internal control designed to provide reasonable, but not absolute, assurance as to the integrity and reliability of the financial statements, the protection of assets from unauthorized use or disposition and the prevention and detection of fraudulent financial reporting. The concept of reasonable assurance recognizes that the cost of a system of internal control should not exceed the benefits derived and that there are inherent limitations in the effectiveness of any system of internal control.

Fundamental to the control system is the selection and training of qualified personnel, an organizational structure that provides appropriate segregation of duties, the utilization of written policies and procedures and the continual monitoring of the system for compliance. In addition, PPL maintains an internal auditing program to evaluate PPL's system of internal control for adequacy, application and compliance. Management considers the internal auditors' and PWC's recommendations concerning its system of internal control and has taken actions which are believed to be cost-effective in the circumstances to respond appropriately to these recommendations. Management believes that PPL's system of internal control is adequate to accomplish the objectives discussed in this report.

The Board of Directors, acting through its Audit Committee, oversees management's responsibilities in the preparation of the financial statements. In performing this function, the Audit Committee, which is composed of four independent directors, meets periodically with management, the internal auditors and PWC to review the work of each. PWC and the internal auditors have free access to the Audit Committee and to the Board of Directors, without management present, to discuss internal accounting control, auditing and financial reporting matters.

Management also recognizes its responsibility for fostering a strong ethical climate so that PPL's affairs are conducted according to the highest standards of personal and corporate conduct. This responsibility is characterized and reflected in the business policies and guidelines of PPL's operating subsidiaries. These policies and guidelines address: the necessity of ensuring open communication within PPL; potential conflicts of interest; proper procurement activities; compliance with all applicable laws, including those relating to financial disclosure; and the confidentiality of proprietary information.

William F. Hecht
Chairman, President and Chief Executive Officer

John R. Biggar
Executive Vice President and Chief Financial Officer

(Millions of dollars, except per share data) For the years ended December 31,	**2001**	2000	1999
Operating Revenues			
Retail electric and gas	**$3,357**	$3,167	$2,873
Wholesale energy marketing and trading	**1,712**	2,080	1,440
Energy related businesses	**656**	436	277
Total	**5,725**	5,683	4,590
Operating Expenses			
Operation			
Fuel	**602**	539	492
Energy purchases	**1,526**	1,922	1,539
Other	**755**	701	661
Amortization of recoverable transition costs	**251**	227	194
Maintenance	**269**	265	221
Depreciation (Note 1)	**254**	261	257
Taxes, other than income (Note 7)	**155**	176	137
Energy related businesses	**572**	390	217
Other Charges			
Write-down of international energy projects	**336**		51
Cancellation of generation projects	**150**		
Total	**4,870**	4,481	3,769
Operating Income	**855**	1,202	821
Other Income and (Deductions)	**12**	(15)	148
Income Before Interest Expense	**867**	1,187	969
Interest expense	**387**	376	277
Income Before Income Taxes and Minority Interest	**480**	811	692
Income taxes (Note 7)	**261**	294	174
Minority interest (Note 1)	**(2)**	4	14
Income Before Extraordinary Items	**221**	513	504
Extraordinary items (net of income taxes) (Note 5)		11	(46)
Income Before Cumulative Effect of a Change in Accounting Principle	**221**	524	458
Cumulative effect of a change in accounting principle (net of income taxes) (Note 14)	**10**		
Income Before Dividends on Preferred Securities	**231**	524	458
Dividends – preferred securities	**52**	26	26
Net Income	**$ 179**	$ 498	$ 432
Basic Earnings per Share of Common Stock (Note 4)	**$ 1.23**	$ 3.45	$ 2.84
Diluted Earnings per Share of Common Stock (Note 4)	**$ 1.22**	$ 3.44	$ 2.84
Dividends Declared per Share of Common Stock	**$ 1.06**	$ 1.06	$ 1.00

The accompanying Notes to Consolidated Financial Statements are an integral part of the financial statements.

(Millions of dollars) *For the years ended December 31,*	**2001**	2000	1999
Cash Flows From Operating Activities			
Net income	**$ 179**	$ 498	$ 432
Extraordinary items (net of income taxes)		11	(46)
Net income before extraordinary items	**179**	487	478
Adjustments to reconcile net income before extraordinary items to net cash provided by operating activities			
Depreciation	**254**	261	257
Amortizations – recoverable transition costs and other	**166**	129	156
Cancellation of generation projects	**150**		
Gain on sale of generating assets			(146)
Dividends received from unconsolidated affiliates	**103**	6	62
Pension expense (income)	**(47)**	(6)	9
Cumulative effect of change in accounting principle	**(10)**		
Nuclear fuel amortization	**58**	59	59
Write-down of international energy projects	**336**		51
Dividend requirement – preferred securities	**52**	26	26
Equity in earnings of unconsolidated affiliates	**(125)**	(80)	(59)
Deferred income taxes and investment tax credits	**(47)**	(59)	(43)
Change in current assets and current liabilities			
Accounts receivable	**44**	120	168
Accounts payable	**(101)**	(82)	(170)
Other – net	**(45)**	40	(80)
Other operating activities – net	**(59)**	(30)	(62)
Net cash provided by operating activities	**908**	871	706
Cash Flows From Investing Activities			
Expenditures for property, plant and equipment	**(565)**	(460)	(318)
Proceeds from the sale of generating assets and electric energy projects			221
Proceeds from PPL Montana sale/leaseback		410	
Investment in generating assets and electric energy projects	**(312)**	(570)	(1,095)
Proceeds from (loans to) affiliated companies	**210**	(114)	
Other investing activities – net	**(35)**	(23)	(49)
Net cash used in investing activities	**(702)**	(757)	(1,241)
Cash Flows From Financing Activities			
Issuance of PEPS Units	**575**		
Issuance of long-term debt	**1,529**	1,000	2,620
Retirement of long-term debt	**(616)**	(532)	(1,644)
Issuance of common stock	**56**	35	8
Purchase of treasury stock			(417)
Payments on capital lease obligations		(11)	(59)
Payment of common and preferred dividends	**(201)**	(177)	(180)
Termination of nuclear fuel lease		(154)	
Net increase (decrease) in short-term debt	**(981)**	45	215
Other financing activities – net	**(95)**	27	(70)
Net cash provided by financing activities	**267**	233	473
Effect of Exchange Rates on Cash and Cash Equivalents	**(3)**		
Net Increase (Decrease) in Cash and Cash Equivalents	**470**	347	(62)
Cash and cash equivalents at beginning of period	**480**	133	195
Cash and cash equivalents at end of period	**$ 950**	$ 480	$ 133
Supplemental Disclosures of Cash Flow Information			
Cash paid during the period for:			
Interest (net of amount capitalized)	**$ 373**	$ 363	$ 267
Income taxes	**$ 328**	$ 266	$ 184

The accompanying Notes to Consolidated Financial Statements are an integral part of the financial statements.

CONSOLIDATED BALANCE SHEET

(Millions of dollars) At December 31,	2001	2000
ASSETS		
Current Assets		
Cash and cash equivalents (Note 1)	**$ 950**	$ 480
Accounts receivable (less reserve: 2001, $121; 2000, $70)	**574**	588
Notes receivable from affiliated companies (Note 17)		114
Unbilled revenues	**248**	279
Fuel, materials and supplies – at average cost	**251**	197
Prepayments	**51**	40
Deferred income taxes (Note 7)	**77**	75
Price risk management assets (Notes 1 and 19)	**124**	73
Other	**63**	85
	2,338	1,931
Investments		
Investment in unconsolidated affiliates – at equity (Note 3)	**586**	800
Investment in unconsolidated affiliates – at cost	**114**	46
Nuclear plant decommissioning trust fund (Note 8)	**276**	268
Other	**61**	47
	1,037	1,161
Property, Plant and Equipment – net		
Electric plant in service (Note 1):		
Transmission and distribution	**2,692**	2,841
Generation	**2,518**	2,177
General	**317**	293
	5,527	5,311
Construction work in progress	**209**	261
Nuclear fuel	**127**	123
Electric plant	**5,863**	5,695
Gas and oil plant	**197**	178
Other property	**75**	75
	6,135	5,948
Regulatory and Other Noncurrent Assets (Note 1)		
Recoverable transition costs	**2,174**	2,425
Other	**890**	895
	3,064	3,320
	$12,574	$12,360

The accompanying Notes to Consolidated Financial Statements are an integral part of the financial statements.

(Millions of dollars) At December 31,	2001	2000
LIABILITIES AND EQUITY		
Current Liabilities		
Short-term debt (Note 10)	**$ 118**	$ 902
Notes payable to affiliated companies (Note 17)		135
Long-term debt	**498**	317
Above market NUG contracts (Notes 1 and 16)	**87**	93
Accounts payable	**558**	506
Taxes	**146**	223
Interest	**61**	42
Dividends	**51**	45
Price risk management liabilities (Notes 1 and 19)	**106**	77
Other	**213**	164
	1,838	2,504
Long-term Debt	**5,081**	4,467
Deferred Credits and Other Noncurrent Liabilities		
Deferred income taxes and investment tax credits (Note 7)	**1,449**	1,412
Above market NUG contracts (Notes 1 and 16)	**493**	581
Other (Notes 1 and 8)	**911**	983
	2,853	2,976
Commitments and Contingent Liabilities (Note 16)		
Minority Interest (Note 1)	**38**	54
Company-obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trusts Holding Solely Company Debentures	**825**	250
Preferred Stock		
With sinking fund requirements	**31**	46
Without sinking fund requirements	**51**	51
	82	97
Shareowners' Common Equity		
Common stock	**2**	2
Capital in excess of par value	**1,956**	1,895
Treasury stock (Note 1)	**(836)**	(836)
Earnings reinvested	**1,023**	999
Accumulated other comprehensive income (Note 1)	**(251)**	(36)
Capital stock expense and other	**(37)**	(12)
	1,857	2,012
	$12,574	$12,360

The accompanying Notes to Consolidated Financial Statements are an integral part of the financial statements.

(Millions of dollars) For the years ended December 31,	**2001**	2000	1999
Common stock at beginning of year	**$ 2**	$ 2	$ 2
Common stock at end of year	**2**	2	2
Capital in excess of par value at beginning of year	**1,895**	1,860	1,866
Common stock issued [a]	**56**	35	8
Other	**5**		(14)
Capital in excess of par value at end of year	**1,956**	1,895	1,860
Treasury stock at beginning of year	**(836)**	(836)	(419)
Treasury stock purchased			(417)
Treasury stock at end of year	**(836)**	(836)	(836)
Earnings reinvested at beginning of year	**999**	654	372
Net income [b]	**179**	498	432
Cash dividends declared on common stock	**(155)**	(153)	(150)
Earnings reinvested at end of year	**1,023**	999	654
Accumulated other comprehensive loss at beginning of year [c]	**(36)**	(55)	(4)
Foreign currency translation adjustments [b]	**(234)**	15	(51)
Unrealized gain (loss) on available-for-sale securities [b]	**(4)**	3	
Minimum pension liability adjustments [b]		1	
Unrealized gain on qualifying derivatives [b]	**23**		
Accumulated other comprehensive loss at end of year	**(251)**	(36)	(55)
Capital stock expense and other at beginning of year	**(12)**	(12)	(27)
Issuance costs and other charges to issue PEPS Units	**(25)**		
Other			15
Capital stock expense and other at end of year	**(37)**	(12)	(12)
Total Shareowners' Common Equity	**$1,857**	$2,012	$1,613
Common stock shares at beginning of year [a]	**145,041**	143,697	157,412
Common stock issued through the ESOP, DRIP, ICP, ICPKE and structured equity program	**1,539**	1,344	282
Treasury stock purchased			(13,997)
Common stock shares at end of year	**146,580**	145,041	143,697

[a] In thousands. $.01 par value, 390 million shares authorized. Each share entitles the holder to one vote on any question presented to any shareowners' meeting.

[b] Statement of Comprehensive Income (Note 1):

	2001	2000	1999
Net income	**$ 179**	$498	$432
Other comprehensive income, net of tax:			
Foreign currency translation adjustments, net of tax of $15, $6, $6	**(234)**	15	(51)
Unrealized gain (loss) on available-for-sale securities, net of tax (benefit) of $(3), $2	**(4)**	3	
Minimum pension liability adjustments		1	
Unrealized gain on qualifying derivatives, net of tax of $12	**23**		
Total other comprehensive income (loss)	**(215)**	19	(51)
Comprehensive income (loss)	**$ (36)**	$517	$381

[c] See Note 1 for disclosure of balances for each component of Accumulated Other Comprehensive Income.

The accompanying Notes to Consolidated Financial Statements are an integral part of the financial statements.

CONSOLIDATED STATEMENT OF PREFERRED STOCK

(Millions of dollars)	At December 31,	Outstanding		Shares Outstanding	Shares Authorized
		2001	2000	2001	
PPL Electric [a]					
Preferred Stock – $100 par, cumulative					
4½%		**$25**	$25	247,524	629,936
Series		**57**	72	568,665	10,000,000
		$82	$97		

DETAILS OF PREFERRED STOCK [b]

(Millions of dollars)	Outstanding		Shares Outstanding	Optional Redemption	Sinking Fund Provisions	
	2001	2000	2001	Price per Share	Shares to be Redeemed Annually	Redemption Period
With Sinking Fund Requirements						
Series Preferred						
5.95%		$ 1				
6.125%	**$17**	31	167,500	[c]	[d]	2003-2005
6.15%	**10**	10	97,500	[c]	97,500	April 2003
6.33%	**4**	4	46,000	[c]	46,000	July 2003
	$31	$46				
Without Sinking Fund Requirements						
4½% Preferred	**$25**	$25	247,524	$110.00		
Series Preferred						
3.35%	**2**	2	20,605	103.50		
4.40%	**12**	12	117,676	102.00		
4.60%	**3**	3	28,614	103.00		
6.75%	**9**	9	90,770	[c]		
	$51	$51				

Decreases in Preferred Stock

	2001		2000		1999	
	Shares	**Amount**	Shares	Amount	Shares	Amount
4½% Preferred	**(134)**					
Series Preferred						
5.95%	**(10,000)**	**$ (1)**				
6.125%	**(148,000)**	**(14)**				

Decreases in Preferred Stock represent: (i) the redemption of stock pursuant to sinking fund requirements; or (ii) shares redeemed pursuant to optional provisions. There were no issuances or redemptions of preferred stock in 2000 or 1999 through these provisions.

[a] Each share of PPL Electric's preferred stock entitles the holder to one vote on any question presented to PPL Electric's shareowners' meetings. There were also 10 million shares of PPL's preferred stock and 5 million shares of PPL Electric's preference stock authorized; none were outstanding at December 31, 2001 and 2000, respectively.

[b] The involuntary liquidation price of the preferred stock is $100 per share. The optional voluntary liquidation price is the optional redemption price per share in effect, except for the 4½% Preferred Stock for which such price is $100 per share (plus in each case any unpaid dividends).

[c] These series of preferred stock are not redeemable prior to 2003: 6.125%, 6.15%, 6.33% and 6.75%.

[d] Shares to be redeemed annually on October 1 as follows: 2003-2004, 57,500; 2005, 52,500.

The accompanying Notes to Consolidated Financial Statements are an integral part of the financial statements.

(Millions of dollars)	At December 31,	Outstanding		Outstanding	Authorized	Maturity
		2001	2000	2001		
Company-obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trusts Holding Solely Company Debentures – $25 per security						
8.10% [a]		**$150**	$150	6,000,000	6,000,000	July 2027 [b]
8.20% [a]		**100**	100	4,000,000	4,000,000	April 2027 [b]
7.75% [c]		**575**		23,000,000	23,000,000	May 2006
		$825	$250			

[a] PPL Capital Trust and PPL Capital Trust II issued to the public a total of $250 million of preferred securities through two Delaware statutory business trusts holding solely PPL Electric debentures. PPL Electric owns all of the common securities of the subsidiary trusts, representing the remaining undivided beneficial ownership interest in the assets of the trusts. The proceeds derived from the issuance of the preferred securities and the common securities were used by PPL Capital Trust and PPL Capital Trust II to acquire $103 million and $155 million principal amount of PPL Electric Junior Subordinated Deferrable Interest Debentures ("Subordinated Debentures"). Thus, the preferred securities are supported by a corresponding amount of Subordinated Debentures issued by PPL Electric to the trusts. In addition, PPL Electric has guaranteed all of the trusts' obligations under the preferred securities, to the extent the trusts have funds available for payment.

[b] The preferred securities are subject to mandatory redemption, in whole or in part, upon the repayment of the Subordinated Debentures at maturity or their earlier redemption. At the option of PPL Electric, the Subordinated Debentures are redeemable on and after April 1, 2002 (for the 8.20% securities) and July 1, 2002 (for the 8.10% securities) in whole at any time or in part from time to time. The amount of preferred securities subject to such mandatory redemption will be equal to the amount of related Subordinated Debentures maturing or being redeemed. The redemption price is $25 per preferred security plus an amount equal to accumulated and unpaid distributions to the date of redemption.

[c] In May 2001, PPL and PPL Capital Funding Trust I issued $575 million of 7.75% PEPS Units. Each PEPS Unit consists of (i) a contract to purchase shares of PPL common stock on or prior to May 18, 2004 and (ii) a trust preferred security of PPL Capital Funding Trust I with a stated liquidation amount of $25. Each purchase contract requires PPL to make contract adjustment payments of .46% per year, paid quarterly, on the $25 stated amount of the PEPS Unit and requires the holders of the contracts to purchase a number of shares of PPL common stock on or prior to May 18, 2004. The number of shares required to be purchased will depend on the average market price of PPL's common stock prior to the purchase date, subject to certain limitations. The holders' obligations to purchase shares under the purchase contracts may be settled with the proceeds of a remarketing of the preferred securities, which have been pledged to secure these obligations. The distribution rate on each preferred security is 7.29% per year, paid quarterly, until May 18, 2004. The Trust's sole source of funds for distributions are from payments of interest on the 7.29% subordinated notes of PPL Capital Funding, due May 18, 2006, issued to the Trust. The preferred securities are expected to be remarketed in the first half of 2004. Upon a remarketing, the interest rate on the subordinated notes and the distribution rate on the preferred securities will be reset at a rate that will be equal to or greater than 7.29%. PPL has guaranteed the payment of principal and interest on the subordinated notes issued to the Trust by PPL Capital Funding. PPL has also guaranteed the distributions on the preferred securities to the extent the Trust has funds available for payment.

The accompanying Notes to Consolidated Financial Statements are an integral part of the financial statements.

(Millions of dollars) At December 31,	Outstanding 2001	2000	Maturity[a]
First Mortgage Bonds[b]			
7¾%	**$ 28**	$ 28	May 1, 2002
6⅞%	**19**	19	February 1, 2003
6⅞%	**25**	25	March 1, 2004
6½%	**110**[c]	125	April 1, 2005
6.55%	**146**[d]	150	March 1, 2006
6⅛%	[e]	200	May 1, 2006
7⅜%	**10**	10	2012-2016
9⅜%	[f]	5	2017-2021
6¾% to 8½%	**83**	83	2022-2026
First Mortgage Pollution Control Bonds[b]			
6.40% Series H	**90**	90	November 1, 2021
5.50% Series I	**53**	53	February 15, 2027
6.40% Series J	**116**	116	September 1, 2029
6.15% Series K	**55**	55	August 1, 2029
Senior Secured Bonds[b]			
5⅞%	**300**[g]		August 15, 2007
6¼%	**500**[g]		August 15, 2009
	1,535	959	
Series 1999-1 Transition Bonds			
6.08% to 7.15%	**1,923**[h]	2,164	2001-2008
Medium-Term Notes			
5.75% to 8.375%	**1,347**[i]	1,487	2001-2007
6.40% Senior Unsecured Notes	**500**[j]		November 1, 2011
1.54% Pollution Control Revenue Bonds	**9**	9	June 1, 2027
8.70% to 9.64% – Unsecured Promissory Notes	**13**[k]	16	2005-2022
Other long-term debt	**264**[l]	155	2001-2024
	5,591	4,790	
Fair value swaps	**3**		
Unamortized discount	**(15)**	(6)	
	5,579	4,784	
Less amount due within one year	**(498)**	(317)	
Total long-term debt	**$5,081**	$4,467	

[a] Aggregate long-term debt maturities through 2006 are (millions of dollars); 2002, $498; 2003, $400; 2004, $413; 2005, $855; 2006, $513. There are no bonds or notes outstanding that have sinking fund requirements.

[b] The First Mortgage Bonds and the First Mortgage Pollution Control Bonds were issued under, and are secured by, the lien of the 1945 First Mortgage Bond Indenture. The lien of the 1945 First Mortgage Bond Indenture covers substantially all electric transmission and distribution plant owned by PPL Electric. The Senior Secured Bonds were issued under the 2001 Senior Secured Bond Indenture. The Senior Secured Bonds are secured by (i) an equal principal amount of First Mortgage Bonds issued under the 1945 First Mortgage Bond Indenture, and (ii) the lien of the 2001 Senior Secured Bond Indenture, which covers substantially all electric transmission and distribution plant owned by PPL Electric and which is junior to the lien of the 1945 First Mortgage Bond Indenture.

[c] In September 2001, PPL Electric redeemed and retired $15 million of its First Mortgage Bonds, 6½% Series due 2005.

[d] In December 2001, PPL Electric redeemed and retired $4 million of its First Mortgage Bonds, 6.55% Series due 2006.

[e] In May 1998, PPL Electric issued $200 million First Mortgage Bonds, 6⅛% Reset Put Securities Series due 2006. In connection with this issuance, PPL Electric assigned to a third party the option to call the bonds from the holders on May 1, 2001. PPL Electric purchased the call option in March 2001, and did not exercise the call option. These bonds would have matured on May 1, 2006, but were required to be surrendered by the existing holders on May 1, 2001, through the automatic exercise of a mandatory put by the trustee on behalf of the bondholders.

[f] In July 2001, PPL Electric redeemed and retired all of its outstanding First Mortgage Bonds, 9⅜% Series due 2021, at an aggregate par value of $5 million through the maintenance and replacement fund provisions of its Mortgage.

[g] In August 2001, PPL Electric issued $300 million of 5⅞% Senior Secured Bonds due 2007 and $500 million of 6¼% Senior Secured Bonds due 2009.

[h] In August 1999, PPL Transition Bond Company issued $2.4 billion of transition bonds to securitize a portion of PPL Electric's stranded costs. The bonds were issued in eight different classes, with expected average lives of 1 to 8.7 years. Bond principal payments of $241 million were made in 2001.

[i] During 2001, PPL Capital Funding retired the following series of medium-term notes: in September 2001, $25 million of 6.20% Series due 2001 and $25 million of 5.81% Series due 2001; in October 2001, $20 million of 5.75% Series due 2001; in November 2001, $50 million of 7.75% Series due 2005; in December 2001, $20 million of 7.75% Series due 2005.

[j] In October 2001, PPL Energy Supply issued $500 million of 6.40% of Senior Unsecured Notes due 2011.

[k] In September 2001, PPL Gas Utilities redeemed and retired $2 million of 9.59% Notes due 2005 and also made a $750,000 principal payment on its 9.64% Notes due 2010.

[l] In 2001, PPL Global subsidiaries Emel and CEMAR issued long-term debt. Emel issued $127 million of inflation-linked bonds and CEMAR issued $99 million of long-term debt. A portion of CEMAR's debt was reclassified to short-term debt in conjunction with CEMAR's impairment. (See Note 22.)

The accompanying Notes to Consolidated Financial Statements are an integral part of the financial statements.



Business and Consolidation

PPL is an energy and utility holding company based in Allentown, Pennsylvania. PPL is the parent of PPL Energy Funding, PPL Electric, PPL Gas Utilities, PPL Services and PPL Capital Funding.

PPL Energy Funding is the parent of PPL Energy Supply, which serves as the holding company for PPL's principal unregulated subsidiaries: PPL Generation, PPL EnergyPlus and PPL Global. The principal business of PPL Generation is owning and operating U.S. generating facilities through various subsidiaries. The principal business of PPL EnergyPlus is unregulated wholesale and retail energy marketing. PPL Global's principal businesses are the acquisition and development of both U.S. and international energy projects, and the ownership and operation of international energy projects.

PPL Electric is the principal regulated subsidiary of PPL. PPL Electric's principal businesses are the transmission and distribution of electricity to serve retail customers in its franchised territory in eastern and central Pennsylvania, and the supply of electricity to retail customers in that territory as a PLR.

PPL consolidates the financial statements of its affiliates when it has control. All significant intercompany transactions have been eliminated. Minority interests in operating results and equity ownership are reflected in the consolidated financial statements.

The consolidated financial statements reflect the accounts of all controlled affiliates on a current basis, with the exception of certain PPL Global investments. It is the policy of PPL Global to consolidate foreign affiliates and record equity in earnings of foreign affiliates on a lag, based on the availability of financial data on a U.S. GAAP basis:

- Equity earnings from WPD 1953, the parent of WPD (South West) and WPD (South Wales), and WPDL are recorded on a one-month lag. PPL Global has 51% equity ownership interests in these entities but has joint control of these investments with Mirant. Earnings from all other foreign equity method investments are recorded on a three-month lag.
- PPL Global consolidates the results of controlled subsidiaries, Emel, EC, the Bolivian subsidiaries and other investments, on a one-month lag. The results of CEMAR are consolidated on a three-month lag. The portion of the subsidiaries' earnings owned by outside shareowners is included in "Minority Interest" in the consolidated financial statements.

PPL Global's 8.5% investment in CGE is accounted for using the cost method. Dividends from CGE are recorded as income when received.

Use of Estimates/Contingencies

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PPL records loss contingencies in accordance with SFAS 5, "Accounting for Contingencies."

Accounting Records

The accounting records for PPL Electric and PPL Gas Utilities are maintained in accordance with the Uniform System of Accounts prescribed by the FERC and adopted by the PUC.

Regulation

Historically, PPL Electric accounted for its regulated operations in accordance with the provisions of SFAS 71, "Accounting for the Effects of Certain Types of Regulation," which requires rate-regulated entities to reflect the effects of regulatory decisions in their financial statements. PPL Electric discontinued application of SFAS 71 for the generation portion of its business, effective June 30, 1998. In connection with the corporate realignment, effective July 1, 2000, PPL Electric's generating and certain other related assets, along with associated liabilities, were transferred to new unregulated subsidiaries of PPL Generation. PPL Electric's remaining regulated business, PPL Gas Utilities and certain PPL Global affiliates continue to be subject to SFAS 71.

Property, Plant and Equipment

Following are the classes of electric plant in service, with the associated accumulated depreciation, at December 31:

(Millions of dollars)	**2001**	2000
Generation	**$ 7,208**	$ 6,801
Transmission and distribution	**4,170**	3,521
General	**491**	459
	11,869	10,781
Less: Accumulated depreciation	**6,342**	5,470
	$ 5,527	$ 5,311

Property, plant and equipment is recorded at original cost, unless impaired under the provisions of SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." Original cost includes material, labor, contractor costs, construction overheads and financing costs, where applicable. The cost of repairs and minor replacements are charged to expense as incurred. When a component of property, plant or equipment is retired that was depreciated under the composite or group method, the original cost is charged to accumulated depreciation. When all or a significant portion of an operating unit is retired or sold that was depreciated under the composite or group method, the property and the related accumulated depreciation account is reduced and any gain or loss is included in income, unless otherwise required by regulators.

AFUDC is capitalized as part of the construction costs for regulated projects. Interest is capitalized as part of construction costs for non-regulated projects.

Depreciation is computed over the estimated useful lives of property using various methods including the straight-line, composite and group methods. The annual provisions for depreciation have been computed principally in accordance with the following ranges of asset lives: generation, 5-50 years; transmission and distribution, 15-80 years; and general, 5-80 years. PPL periodically reviews and adjusts the depreciable lives of its fixed assets.

Asset Impairment

Long-lived assets and identifiable intangibles held and used by PPL and its subsidiaries are reviewed for impairment when events or circumstances indicate carrying amounts may not be recoverable. Such reviews are performed in accordance with SFAS 121. Impairment losses on such long-lived assets are recognized when book values exceed expected undiscounted future cash flow with the impairment measured on a discounted future cash flows basis. Equity investments are reviewed for impairment in accordance with APB Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock." APB Opinion No. 18 provides that "a loss in value of an investment which is other than a temporary decline should be recognized." PPL identifies and measures loss in value of equity investments based upon a comparison of fair value to carrying value. See Note 18 for the impact of SFAS 144 on accounting for asset impairments.

Amortization of Goodwill

Goodwill, which is included in "Regulatory and Other Noncurrent Assets – Other" on the Balance Sheet, is amortized on a straight-line basis over a period not to exceed 40 years. The excess cost over fair value of PPL Global's investments in unconsolidated affiliates is amortized on a straight-line basis over a period not in excess of 40 years. See Note 18 for the impact of SFAS 142 on accounting for goodwill.

Recoverable Transition Costs

Based on the PUC Final Order, PPL Electric was amortizing its competitive transition (or stranded) costs over an 11-year transition period effective January 1, 1999. In August 1999, competitive transition costs of $2.4 billion were converted to intangible transition costs when securitized by the issuance of transition bonds. The intangible transition costs are being amortized over the life of the transition bonds, August 1999 through December 2008, in accordance with an amortization schedule filed with the PUC. The assets of PPL Transition Bond Company, including the intangible transition property, are not available to creditors of PPL or PPL Electric. The transition bonds are obligations of PPL Transition Bond Company and are non-recourse to PPL and PPL Electric. The remaining competitive transition costs are also being amortized based on an amortization schedule previously filed with the PUC, adjusted for those competitive transition costs that were converted to intangible transition costs. As a result of the conversion of a significant portion of the competitive transition costs into intangible transition costs, amortization of substantially all of the remaining competitive transition costs will occur in 2009.

Accounting for Price Risk Management

PPL enters into commodity contracts for the physical purchase and sale of energy as well as energy contracts that can be settled financially. PPL enters into interest rate derivative contracts to hedge its exposure to changes in the fair value of its debt instruments, as well as its exposure to variability in expected cash flows associated with existing debt instruments or forecasted transactions. PPL also enters into foreign currency derivative contracts to hedge foreign currency exposures, including firm commitments, recognized assets or liabilities, forecasted transactions or net investments.

As of January 1, 2001, contracts that meet the definition of a derivative were accounted for under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." Certain energy contracts have been excluded from SFAS 133's requirements because they meet the definition of a "normal sale or purchase" under DIG Issue C15, "Scope Exceptions: Normal Purchases and Normal Sales Exception for Certain Option-Type Contracts and Forward Contracts in Electricity." These contracts are reflected in the financial statements using the accrual method of accounting. See Note 19 for additional information on SFAS 133.

Under SFAS 133, all derivatives are recognized on the balance sheet at their fair value. On the date the derivative contract is executed, PPL designates the derivative as a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair value" hedge), a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow" hedge), a foreign currency fair value or cash flow hedge ("foreign currency" hedge), a hedge of a net investment in a foreign operation, or a non-hedge derivative. Changes in the fair value of a derivative that is highly effective as, and is designated and qualifies as, a fair value hedge, along with the loss or gain on the hedged asset or liability that is attributable to the hedged risk, are recorded in current-period earnings. Changes in the fair value of a derivative that is highly effective as, and is designated as and qualifies as, a cash flow hedge are recorded in other comprehensive income, until earnings are affected by the variability of cash flows being hedged. Changes in the fair value of derivatives that are designated as and qualify as, foreign currency hedges are recorded in either current-period earnings or other comprehensive income, depending on whether the hedge transaction is a fair value hedge or a cash flow hedge. If, however, a derivative is used as a hedge of a net investment in a foreign operation, its changes in fair value, to the extent effective as a hedge, are recorded in the cumulative translation adjustments account within equity. Changes in the fair value of derivatives that are not designated as hedging instruments are reported in current-period earnings.

In addition, PPL has entered into non-derivative contracts that meet the definition of energy trading activities as defined by EITF 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities." In accordance with EITF 98-10, energy trading contract gains and losses from changes in market prices are marked to market through earnings.

For 1999 and 2000, PPL used EITF 98-10 to account for its commodity forward and financial contracts. As such, contracts that did not meet the definition of energy trading contracts, as defined by EITF 98-10, were reflected in the financial statements using the accrual method of accounting. The gains or losses on interest rate derivative contracts that settled prior to the adoption of SFAS 133 were deferred and are being recognized over the life of the debt. Market gains and losses on foreign currency derivative contracts that settled prior to the adoption of SFAS 133 were recognized in accordance with SFAS 52, "Foreign Currency Translation," and are included in "Foreign currency translation adjustments," a component of "Accumulated other comprehensive income" on the Balance Sheet.

Gains and losses from changes in market prices of energy sales contracts are accounted for in "Wholesale energy marketing and trading" revenues; gains and losses from changes in market prices of energy purchase contracts are accounted for in "Energy purchases" on the Statement of Income. The amortized gains and losses from interest rate derivative contracts are accounted for in "Interest Expense."

Revenue Recognition

"Retail electric and gas" and "Wholesale energy marketing and trading" revenues are recorded based on deliveries through the end of the calendar month. Unbilled retail revenues result because customers meters are read and bills are rendered throughout the month, rather than all being read at the end of the month. Unbilled revenues for a month are calculated by multiplying an estimate of unbilled kWh by the estimated average cents per kWh.

"Energy related businesses" revenue includes revenues from PPL Global and the mechanical contracting and engineering subsidiaries. PPL Global's revenue reflects its proportionate share of affiliate earnings under the equity method of accounting, as described in the "Business and Consolidation" section of Note 1, and dividends received from its investments are accounted for using the cost method. The mechanical contracting and engineering subsidiaries record profits from construction contracts on the percentage-of-completion method of accounting. Income from time and material contracts is recognized currently as the work is performed. Costs include all direct material and labor costs and job-related overhead. Provisions for estimated loss on uncompleted contacts, if any, are made in the period in which such losses are determined.

Income Taxes

The income tax provision for PPL is calculated in accordance with SFAS 109, "Accounting for Income Taxes."

The provision for PPL Electric's deferred income taxes for regulated assets is based upon the ratemaking principles reflected in rates established by the PUC and FERC. The difference in the provision for deferred income taxes for regulated assets and the amount that otherwise would be recorded under U.S. GAAP is deferred and included in taxes recoverable through future rates in "Regulatory and Other Noncurrent Assets – Other" on the Balance Sheet. See Note 7 for additional information.

PPL Electric deferred investment tax credits when they were utilized, and is amortizing the deferrals over the average lives of the related assets.

PPL and its subsidiaries file a consolidated federal income tax return.

Leases

See Note 12 for a discussion on accounting for leases.

Pension and Other Postretirement Benefits

See Note 14 for a discussion on accounting for pension and other postretirement benefits.

Cash Equivalents

All highly liquid debt instruments purchased with original maturities of three months or less are considered to be cash equivalents.

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income, defined as changes in common equity from transactions not related to shareowners. Other comprehensive income consists of unrealized gains or losses on available-for-sale securities and qualifying derivatives, the excess of additional pension liability over unamortized prior service costs, and foreign currency translation adjustments recorded by PPL Global. Comprehensive income is reflected on the Statement of Shareowners' Common Equity and Comprehensive Income, and "Accumulated other comprehensive income" is presented on the Balance Sheet.

The accumulated other comprehensive income of PPL consisted of:

(In millions) December 31,	**2001**	2000
Foreign currency translation adjustments	**$(268)**	$(34)
Unrealized gains on qualifying derivatives	**23**	
Minimum pension liability	**(5)**	(5)
Unrealized gains (losses) on available-for-sale securities	**(1)**	3
	$(251)	$(36)

Treasury Stock

Treasury shares are reflected on the balance sheet as an offset to common equity under the cost method of accounting. Management has no definitive plans for the future use of these shares. Treasury shares are not considered outstanding in calculating EPS.

Foreign Currency Translation

Assets and liabilities of international operations, where the local currency is the functional currency, are translated at year-end exchange rates, and related revenues and expenses are translated at average exchange rates prevailing during the year. Adjustments resulting from translation are recorded in "Accumulated other comprehensive income." The effect of translation adjustments on other comprehensive income, net of income taxes, is disclosed in the Statement of Shareowners' Common Equity and Comprehensive Income. Gains or losses relating to foreign currency transactions are recognized in income currently. The aggregate transaction gain was $8 million in 2001, and was not significant in 2000.

Project Development Costs

PPL Global expenses the costs of evaluating potential acquisition and development opportunities as incurred. Acquisition and development costs are capitalized upon approval of the investment by the PPL Global Board of Managers and the Finance Committee of PPL's Board of Directors or, if later, the achievement of sufficient project milestones such that the economic viability of the project is reasonably assured. The level of assurance needed for capitalization of such costs requires that all major uncertainties be resolved and that there be a high probability that the project will proceed as planned, or that such costs will be recoverable through long-term operations, a financing or a sale.

The continued capitalization of project development and acquisition costs is subject to on-going risks related to successful completion. In the event that PPL Global determines that a particular project is no longer viable, previously capitalized costs are charged to expense in the period that such determination is made.

Reclassification

Certain amounts in the 2000 and 1999 financial statements have been reclassified to conform to the current presentation.

2. Segment and Related Information

PPL's reportable segments are Supply, Delivery and International. The Supply group primarily consists of the domestic energy marketing, generation and domestic development operations of PPL Energy Supply. The Delivery group includes the regulated electric and gas delivery operations of PPL Electric and PPL Gas Utilities. The International group includes PPL Global's responsibility for the acquisition, development, ownership and operation of international energy projects. The majority of PPL Global's international investments are located in the U.K., Chile, El Salvador and Brazil. Segments include direct charges, as well as an allocation of indirect corporate costs, for services provided by PPL Services. These service costs include functions such as financial, legal, human resources and information services.

See Note 23 for a discussion of the contract between PPL Electric and PPL EnergyPlus.

Previously, there was a "Development" group that included the activities now reflected in the "International" group and the domestic development operations, currently part of the "Supply" group. Previously reported information has been restated to conform to the current presentation. Financial data for PPL's business segments are as follows:

(Millions of dollars)	**2001**	2000	1999
Income Statement Data			
Revenues from external customers			
Supply	**$2,283**	$2,815	$1,731
Delivery	**2,867**	2,413	2,441
International	**575**	455	418
	5,725	5,683	4,590
Equity in earnings of unconsolidated affiliates			
Supply	**12**	2	2
International	**113**	78	57
	125	80	59
Depreciation			
Supply	**126**	136	138
Delivery	**97**	104	102
International	**31**	21	17
	254	261	257
Amortizations – recoverable transition costs, nuclear fuel and other			
Supply	**(35)**	(48)	14
Delivery	**259**	236	201
	224	188	215
Interest and dividend income			
Supply	**3**	(28)	3
Delivery	**10**	27	6
International	**2**	14	
	15	13	9
Interest expense			
Supply	**58**	109	90
Delivery	**234**	230	168
International	**95**	37	19
	387	376	277
Income taxes			
Supply	**153**	221	103
Delivery	**71**	59	28
International	**37**	14	43
	261	294	174
Extraordinary items			
Delivery		11	(46)
		11	(46)
Net Income			
Supply	**368**	325	199
Delivery	**126**	113	177
International	**(315)**	60	56
	$ 179	$ 498	$ 432
Cash Flow Data			
Expenditures for property, plant and equipment			
Supply	**$ 290**	$ 278	$ 173
Delivery	**149**	148	141
International	**126**	34	4
	565	460	318
Investment in generating assets and electric energy projects			
Supply	**176**	97	870
International	**136**	473	225
	$ 312	$ 570	$1,095

As of December 31,	**2001**	2000
Balance Sheet Data		
Net investment in unconsolidated affiliates – at equity		
Supply	**$ 211**	$ 165
International	**375**	635
	586	800
Total assets		
Supply	**5,038**	4,420
Delivery	**6,097**	6,062
International	**1,439**	1,878
	$12,574	$12,360

	2001	2000	1999
Geographic Data			
Revenues from external customers			
Domestic	**$ 5,150**	$ 5,228	$4,172
Foreign	**575**	455	418
	$ 5,725	$ 5,683	$4,590

As of December 31,	**2001**	2000
Property, plant and equipment		
Domestic	**$ 5,548**	$ 5,210
Foreign	**587**	738
	$ 6,135	$ 5,948

3 Investment in Unconsolidated Affiliates at Equity

PPL's investment in unconsolidated affiliates accounted for under the equity method was $586 million and $800 million at December 31, 2001 and 2000. The most significant investment was PPL Global's investment in WPD 1953, which was $328 million at December 31, 2001 and $479 million at December 31, 2000. WPD 1953 owns WPD (South West) and WPD (South Wales). See Note 22 for a discussion on the write-down of international energy projects. At December 31, 2001, PPL Global had a 51% equity ownership interest in WPD 1953, but shared joint control with Mirant. Accordingly, PPL Global accounts for its investment in WPD 1953 (and other investments where it has majority ownership but lacks control) under the equity method of accounting.

Investment in unconsolidated affiliates accounted for under the equity method at December 31, 2001, and the effective equity ownership percentages, were as follows:

PPL Global:	
Aguaytia Energy, LLC	11.4%
Bolivian Generating Group, LLC	29.3%
Hidrocentrais Reunidas, LDA	50.0%
Hidro Iberica, B.V.	50.0%
Latin American Energy & Electricity Fund I, LP	16.6%
WPD 1953	51.0%
WPDL	51.0%
PPL Generation:	
Safe Harbor Water Power Corporation	33.3%
Bangor Pacific Hydro Associates	50.0%
Southwest Power Partners, LLC	50.0%

Summarized below is financial information from the financial statements of these affiliates, accounted for by the equity method:

(Millions of dollars) As of December 31,	**2001**	2000
Balance Sheet Data		
Current Assets	**$ 612**	$ 396
Noncurrent Assets	**5,517**	4,904
Current Liabilities	**502**	409
Noncurrent Liabilities	**3,955**	3,365

	2001	2000	1999
Income Statement Data			
Revenues [(a)]	**$ 647**	$ 505	$1,130
Operating Income	**328**	254	212
Net Income [(a)]	**248**	131	427

(a) The decrease in revenues and net income in 2001 and 2000 from 1999 were in part due to the sale of the supply business of WPD (South West), formerly SWEB, in the fourth quarter of 1999.



4 Earnings Per Share

Basic EPS is calculated by dividing "Net Income" on the Statement of Income by the weighted average number of common shares outstanding during the period. In the calculation of diluted EPS, weighted average shares outstanding are increased for additional shares that would be outstanding if potentially dilutive securities were converted to common stock.

Potentially dilutive securities consist of stock options granted under the incentive compensation plans (See Note 13), stock units representing common stock granted under directors compensation programs and PEPS Units.

Preferred dividends are included in net income in the computation of basic and diluted EPS.

The basic and diluted EPS calculations, and the reconciliation of the shares used in the calculations, are shown below:

(Millions of dollars or thousands of shares)	**2001**	2000	1999
Income (Numerator)			
Net Income – before extraordinary items and cumulative effect of change in accounting principle	**$ 169**	$ 487	$ 478
– Extraordinary items (net of tax)		11	(46)
– Cumulative effect of change in accounting principle (net of tax)	**10**		
Net Income	**$ 179**	$ 498	$ 432
Shares (Denominator)			
Shares for Basic EPS	**145,974**	144,350	152,287
Add: Incremental Shares			
Stock options	**569**	364	10
Stock units	**71**	67	59
Shares for Diluted EPS	**146,614**	144,781	152,356
Basic Earnings Per Share			
Net Income – before extraordinary items and cumulative effect of change in accounting principle	**$1.16**	$3.38	$ 3.14
– Extraordinary items (net of tax)		0.07	(0.30)
– Cumulative effect of change in accounting principle	**0.07**		
Net Income	**$1.23**	$3.45	$ 2.84
Diluted Earnings Per Share			
Net Income – before extraordinary items and cumulative effect of change in accounting principle	**$1.15**	$3.37	$ 3.14
– Extraordinary items (net of tax)		0.07	(0.30)
– Cumulative effect of change in accounting principle (net of tax)	**0.07**		
Net Income	**$1.22**	$3.44	$ 2.84

See Note 14 for a description of the cumulative effect of a change in accounting for pension gains and losses. The pro-forma effect of retroactive application of this change in accounting, from reported results, is as follows:

	2001	2000	1999	1998 and prior years
Increase (Decrease)				
Net income ($ millions)	**$ (10)**	$ 7		$ 3
EPS	**$(.07)**	$.05		$.02

In May 2001, PPL issued 23 million PEPS Units that contain a purchase contract component for PPL's common stock. The purchase contract would settle between 8.8 million and 10.8 million of PPL's common shares, depending on a conversion ratio tied to the price of PPL's common stock. The PEPS Units will only be dilutive if the average price of PPL's common stock exceeds $65.03 for any period. Therefore, they were *excluded from the diluted EPS calculations.*

Stock options to purchase approximately 896,000 PPL common shares for 2001 were not included in that period's computation of diluted EPS because the exercise price of the options was greater than the average market price of the common shares. Therefore, the effect would have been antidilutive.

5 Extraordinary Items

In August 1999, PPL Transition Bond Company issued $2.4 billion of transition bonds to securitize a portion of PPL Electric's stranded costs. PPL Electric used a portion of the securitization proceeds to repurchase $1.5 billion of its first mortgage bonds. The premiums and related expenses to reacquire these bonds were $59 million, net of tax. In August 1999, PPL Electric released approximately $78 million of deferred income taxes associated with the CTC that was no longer required because of securitization. The net securitization impact of the bond repurchase and the deferred tax change was a gain of $19 million.

SFAS 4, "Reporting Gains and Losses from Extinguishment of Debt," requires that a material aggregate gain or loss from the extinguishment of debt be classified as an extraordinary item, net of the related income tax effect. The $59 million loss associated with the bond repurchase was treated as an extraordinary item. Details were as follows:

(Millions of dollars)	
Reacquisition cost of debt	$ 1,554
Net carrying amount of debt	(1,454)
Extraordinary charge pre-tax	100
Tax effects	(41)
Extraordinary charge	$ 59

This extraordinary charge was partially offset in December 1999 with a credit relating to wholesale power activity. In December 2000, there was an additional extraordinary credit relating to wholesale power activity.



6 Sales to Other Electric Utilities

Under FERC-approved interconnection and power supply agreements, PPL EnergyPlus supplied capacity and energy to UGI. These agreements were terminated in February 2001.

PPL EnergyPlus had a contract to provide BG&E with 129,000 kilowatts, or 6.6%, of PPL Susquehanna's share of capacity and related energy from the Susquehanna station. PPL EnergyPlus provided 407 million kWh to BG&E through May 2001, at which point the contract ended.

PPL Montana provided power to Montana Power under two wholesale transition sales agreements. One agreement expired in December 2001 and the second agreement expires in June 2002. See Note 16 for more information regarding a new power supply agreement beginning in July 2002.

7 Income and Other Taxes

For 2001, 2000 and 1999, the corporate federal income tax rate was 35%. The statutory corporate net income tax rates for Pennsylvania and Montana were 9.99% and 6.75%.

The tax effects of significant temporary differences comprising PPL's net deferred income tax liability were as follows:

(Millions of dollars)	**2001**	2000
Deferred Tax Assets		
Deferred investment tax credits	**$ 60**	$ 66
NUG contracts & buybacks	**272**	326
Accrued pension costs	**74**	106
Deferred foreign income taxes	**109**	86
Cancellation of generation projects	**60**	
Impairment write-down	**61**	
Contribution in aid of construction	**42**	33
Other	**200**	162
Valuation allowance	**(172)**	(8)
	706	771
Deferred Tax Liabilities		
Electric plant – net	**852**	845
Restructuring – CTC	**861**	949
Taxes recoverable through future rates	**104**	102
Reacquired debt costs	**12**	13
Foreign investments	**14**	15
Deferred foreign income taxes	**42**	52
Other	**49**	(27)
	1,934	1,949
Net Deferred Tax Liability	**$1,228**	$1,178

Details of the components of income tax expense, a reconciliation of federal income taxes derived from statutory tax rates applied to income from continuing operations for accounting purposes, and details of taxes other than income are as follows:

(Millions of dollars)	**2001**	2000	1999
Income Tax Expense			
Current – Federal	**$270**	$285	$ 178
Current – State	**36**	57	36
Current – Foreign	**8**	11	10
	314	353	224
Deferred – Federal	**(86)**	(52)	76
Deferred – State	**4**	12	(109)
Deferred – Foreign	**44**	(4)	
	(38)	(44)	(33)
Investment tax credit, net – Federal	**(15)**	(15)	(17)
Total	**$261**	$294	$ 174
Total income tax expense – Federal	**$169**	$218	$ 237
Total income tax expense – State	**40**	69	(73)
Total income tax expense – Foreign	**52**	7	10
Total	**$261**	$294	$ 174

(Millions of dollars)	**2001**	2000	1999[a]
Reconciliation of Income Tax Expense			
Indicated federal income tax on pre-tax income before extraordinary item and a cumulative effect of a change in accounting principle at statutory tax – 35%	**$168**	$284	$ 242
Increase/(decrease) due to:			
State income taxes	**25**	45	(50)
Flow through of depreciation differences not previously normalized		2	3
Amortization of investment tax credit	**(11)**	(11)	(12)
Write-down of international energy projects	**100**		18
Difference related to income recognition of foreign affiliates	**(17)**	(14)	(22)
Foreign income taxes	**52**	7	10
Federal income tax credits	**(40)**	(6)	
Other	**(16)**	(13)	(15)
	93	10	(68)
Total Income Tax Expense	**$261**	$294	$ 174
Effective Income Tax Rate	**54.4%**	36.3%	25.1%

[a] In August 1999, PPL Electric released approximately $78 million of deferred income taxes associated with the CTC that were no longer required because of securitization.

(Millions of dollars)	**2001**	2000	1999
Taxes, Other Than Income			
State gross receipts	**$112**	$128	$108
State utility realty	**4**	6	13
State capital stock	**20**	23	13
Property and other	**19**	19	3
	$155	$176	$137

PPL Global does not pay or record U.S. income taxes on the undistributed earnings of its foreign subsidiaries and its 20% to 50% owned corporate joint ventures where management has determined that the earnings are permanently reinvested in the companies that produced them. The cumulative undistributed earnings are included in "Earnings reinvested" on the Balance Sheet. The amounts considered permanently reinvested at December 31, 2001 and 2000 were $38 million and $27 million. It is not practical to estimate the amount of taxes that might be payable on these foreign earnings if they were remitted to PPL Global.



The cost to decommission the Susquehanna station is based on a site-specific study to dismantle and decommission each unit immediately following final shutdown. PPL Susquehanna's 90% share of the total estimated cost of decommissioning the Susquehanna station was approximately $724 million in 1993 dollars. This estimate includes decommissioning the radiological portions of the station and the cost of removal of non-radiological structures and materials.

Decommissioning costs are recorded as a component of depreciation expense. Beginning in January 1999, in accordance with the PUC Final Order, $130 million of decommissioning costs are being recovered from customers through the CTC over the 11-year life of the CTC rather than the remaining life of Susquehanna. The recovery will include a return on unamortized decommissioning costs. Decommissioning charges were $24 million in 2001, $26 million in 2000 and $27 million in 1999.

Amounts collected from PPL Electric's customers for decommissioning, less applicable taxes, are deposited in external trust funds for investment and can be used only for future decommissioning costs. Accrued nuclear decommissioning costs were $294 million and $280 million at December 31, 2001 and 2000, and are included in "Deferred Credits and Other Noncurrent Liabilities – Other" on the Balance Sheet.

In November 2001, PPL Susquehanna notified the NRC that it intends to file for 20-year license renewals for each of the Susquehanna units. If approved, the operating licenses would be extended from 2022 to 2042 for Unit 1 and from 2024 to 2044 for Unit 2.

See Note 18 for additional information on SFAS 143, which could have a material impact on the accounting for the decommissioning of the Susquehanna station.



The carrying amount on the Balance Sheet and the estimated fair value of PPL's financial instruments were as follows:

(Millions of dollars)	**December 31, 2001**		December 31, 2000	
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value
Assets				
Cash and cash equivalents (a)	**$ 950**	**$ 950**	$ 480	$ 480
Nuclear plant decommissioning trust fund (a)	**276**	**276**	268	268
Price risk management assets – current: (c)				
Energy	**22**	**22**	7	7
Price risk management assets – noncurrent: (c)				
Energy	**44**	**44**	1	1
Interest	**6**	**6**		
Other investments (a)	**61**	**61**	47	47
Other financial instruments included in other current assets (a)	**3**	**3**	13	13
Liabilities				
Long-term debt (b)	**5,579**	**5,724**	4,784	4,804
Company-obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely company debentures (b)	**825**	**705**	250	250
Short-term debt (a)	**118**	**118**	902	902
Price risk management liabilities – current: (c)				
Energy	**12**	**12**		201 (d)
Interest	**4**	**4**		
Foreign exchange	**2**	**2**		
Price risk management liabilities – noncurrent: (c)				
Energy	**7**	**7**		61 (d)
Interest	**3**	**3**		
Foreign exchange	**1**	**1**		
Preferred stock with sinking requirements (b)	**31**	**31**	46	46
Other financial instruments included in other current liabilities (a)	**12**	**12**		

(a) The carrying value of these financial instruments generally is based on established market prices and approximates fair value.

(b) The fair value generally is based on quoted market prices for the securities where available and estimates based on current rates offered to PPL where quoted market prices are not available.

(c) Valued using either exchange-traded market quotes or prices obtained through third-party brokers. See Note 19 about the various uses of derivative financial instruments at PPL.

(d) These contracts were classified as non-trading under EITF 98-10 and were not required to be marked to fair value on the Balance Sheet in 2000.

This table excludes derivative and non-derivative energy contracts that do not meet the definition of a financial instrument because physical delivery is expected.

10 Credit Arrangements and Financing Activities

Credit Arrangements

In December 2000 and in January 2001, PPL Capital Funding entered into two short-term credit facilities. At March 31, 2001, PPL Capital Funding had borrowed $200 million under each facility at floating rates tied to either one-, two- or three-month LIBOR. These funds were used for general corporate purposes, including making loans to PPL subsidiaries to reduce their debt balances. In May 2001, PPL Capital Funding repaid its borrowings under both facilities and the credit facilities were terminated.

In order to enhance liquidity, and as a credit back-stop to their respective commercial paper programs, PPL Electric, PPL Capital Funding and PPL (as guarantor for PPL Capital Funding) shared a 364-day $750 million credit facility and a five-year $300 million credit facility, each with a group of banks. In June 2001, these credit facilities were terminated, PPL Electric entered into a new $400 million 364-day credit facility and PPL Energy Supply entered into two new credit facilities: a $600 million 364-day facility and a $500 million three-year facility. At December 31, 2001, no borrowings were outstanding under any of these facilities and $26 million of letters of credit were issued under the $500 million three-year facility. In addition, in June 2001, PPL Capital Funding entered into a 364-day credit facility with PPL Energy Supply. PPL had guaranteed PPL Capital Funding's obligations under this agreement. The credit facility and related guaranty were terminated in December 2001 when PPL Capital Funding terminated its commercial paper program and at that time no borrowings were outstanding under this credit facility.

PPL Montana has a $100 million three-year credit facility with certain lenders which matures in November 2002. The maturity date may be extended with the consent of the lenders. The credit facility provides that up to $75 million of the commitment may be used to cause lenders to issue letters of credit. In the event that PPL Montana were to draw upon this facility or cause lenders to issue letters of credit on its behalf, PPL Montana would be required to reimburse the issuing lenders. At December 31, 2001, $44 million of loans were outstanding under this facility and $25 million of letters of credit were issued.

In April 2001, PPL Montana executed a new credit facility to allow for incremental letter of credit capacity of $150 million. There were no letters of credit outstanding under this facility at December 31, 2001. PPL has executed a commitment to the lenders under PPL Montana's $150 million credit facility that PPL will provide (or cause PPL Energy Supply to provide) letters of credit at such times and in such amounts as are necessary to permit PPL Montana to remain in compliance with its fixed-price forward energy contracts or its derivative financial instruments entered into to manage energy price risks, to the extent that PPL Montana cannot provide such letters of credit under its existing credit agreements. No such letters of credit had been issued as of December 31, 2001.

The subsidiaries of PPL are separate legal entities. PPL's subsidiaries are not liable for the debts of PPL. Accordingly, creditors of PPL may not satisfy their debts from the assets of the subsidiaries absent a specific contractual undertaking by a subsidiary to pay PPL's creditors or as required by applicable law or regulation. Similarly, PPL is not liable for the debts of its subsidiaries. Accordingly, creditors of PPL's subsidiaries may not satisfy their debts from the assets of PPL absent a specific contractual undertaking by PPL to pay the creditors of its subsidiaries or as required by applicable law or regulation.

Financing Activities

During December 2001:

- PPL Electric terminated its existing commercial paper program and established a new $400 million program.
- PPL Capital Funding terminated its commercial paper program.
- PPL Energy Supply initiated a $1.1 billion commercial paper program.

At December 31, 2001, there was no commercial paper outstanding under either the PPL Electric or PPL Energy Supply programs.

In March 2001, PPL Electric bought back an option related to its 6⅛% Reset Put Securities due 2006. The option would have permitted a third party to remarket these securities, at higher interest rates, in May 2001. PPL Electric retired the $200 million, 6⅛% Reset Put Securities in May 2001.

In May 2001, PPL issued 23 million of 7.75% PEPS Units for $575 million. See the "Consolidated Statement of Company-obligated Mandatorily Redeemable Securities" for information regarding the PEPS Units. The $575 million of PEPS Units are included in "Company-obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trusts Holding Solely Company Debentures" on the Balance Sheet at December 31, 2001. Net proceeds of $558 million were received, after giving effect to $17 million of issuance expenses. PPL used these proceeds to pay down short-term debt. The $17 million of issuance expenses were charged to "Capital stock expense and other" on the Balance Sheet, as well as $7 million for the present value of the estimated liability for contract adjustment payments.

In July 2001, PPL Electric retired all of its outstanding First Mortgage Bonds, 9⅜% Series due 2021, at $5 million aggregate par value through the maintenance and replacement fund provisions of the 1945 First Mortgage Bond Indenture.

In August 2001, PPL Electric issued $800 million of senior secured bonds as part of a strategic initiative. See Note 23 for additional information.

In September 2001, PPL Electric repurchased $15 million aggregate par value of its First Mortgage Bonds, 6½% Series due 2005, at a market value that approximated par value.

In October 2001, PPL Energy Supply sold $500 million aggregate principal amount of its 6.40% senior unsecured notes due 2011 in a private placement, and agreed to make an exchange offer to exchange the privately placed senior notes for publicly registered senior notes. The exchange was completed in February 2002. The new registered senior notes have the same material financial terms as the old senior notes. Proceeds of the senior note offering will be used to fund generation development and for general corporate purposes.

During November and December 2001, PPL Capital Funding repurchased $70 million, par value, of its medium-term notes, 7.75% Series due 2015, at a market value of $76 million.

During December 2001, PPL Electric repurchased $4 million par value of its First Mortgage Bonds, 6.55% Series due 2006, at a market value that approximated par value. PPL Electric also repurchased 148,000 shares of its 6⅛% Series Preferred Stock, also at a market value that approximated par value.

During the year 2001, PPL Transition Bond Company made principal payments on bonds totaling $241 million.

In December 2000, PPL initiated a Structured Equity Shelf Program for the issuance of up to $100 million in PPL common stock in small amounts on a periodic basis. As of December 31, 2001, PPL had issued $16 million of common stock under this program.

In 2001, PPL Global subsidiaries Emel and CEMAR, issued $127 million and $99 million of long-term debt. A portion of CEMAR's debt was reclassified to short-term debt in conjunction with CEMAR's impairment. (See Note 22.)

See Note 12 for a description of PPL's lease financings.

Acquisitions, Development and Divestitures

Domestic Generation Projects

In January 2001, PPL Montour acquired an additional interest in the coal-fired Conemaugh Power Plant from Potomac Electric Power Company. Under the terms of the acquisition agreement, PPL Montour and a subsidiary of Allegheny Energy, Inc. jointly acquired a 9.72% interest in the 1,711 MW plant. PPL Montour paid $78 million for this additional 83 MW interest. The purchase increased PPL Montour's ownership interest to 16.25% in the two-unit plant.

In August 2001, construction began on the University Park Energy project, a 540 MW natural gas-fired facility located in University Park, Illinois, and on the Sundance Energy project, a 450 MW natural gas-fired facility in Pinal County, Arizona. The projects are expected to be in service during the summer of 2002, at an estimated total project cost of approximately $675 million. PPL Susquehanna also announced plans to increase the capacity of its Susquehanna nuclear plant by 100 MW, with the installation of more efficient steam turbines on each of the two units. These improvements will be made in 2003 and 2004 and are expected to cost approximately $120 million.

In December 2001, PPL Global and the Long Island Power Authority entered into agreements to build two 80 MW combustion turbine power facilities at sites in Shoreham and Edgewood on Long Island, New York. Both facilities are expected to be in service during the summer of 2002 at an estimated total project cost of approximately $180 million.

In December 2001, a PPL Global subsidiary entered into a synthetic lease financing transaction for the development, construction and operation of its Lower Mt. Bethel combined cycle generating facility. The Air Quality Plan Approval issued by the Pennsylvania DEP for construction of the Lower Mt. Bethel facility has been appealed by the New Jersey DEP. PPL Energy Supply and the PPL Global subsidiary intend to work with the Pennsylvania DEP in opposing this appeal. In addition, the local township zoning hearing board granted zoning approval for the facility, but the approval has been appealed by a township resident as to the decibel levels allowed. An additional appeal was filed by the same resident to the township's issuance of a building permit pending the outcome of the zoning appeal. PPL Energy Supply and the PPL Global subsidiary are aggressively opposing the zoning and building permit appeals. As a result of these three appeals, substantial additional requirements could be imposed on the construction and operation of the facility. If, as a result of these appeals, the construction of the facility could not be completed by September 30, 2004, the PPL Global subsidiary, or PPL Energy Supply as guarantor, could be called upon to repay approximately 90% of the then-outstanding facility costs, plus a make-whole premium on the total amount of debt commitments. Alternatively, PPL Energy Supply could, subject to certain conditions, purchase the facility from the lessor, offer to assume 100% of the outstanding debt, and pay a reduced make-whole premium to any debtholder that does not accept such offer.

In light of continuing declines in wholesale energy prices in the eastern and western U.S. markets, PPL Global is scaling back its generation development program. As a result, in December 2001, PPL Global made a decision to cancel approximately 2,100 MW of previously planned generation development in Pennsylvania and Washington state. These projects were in the early stage of development and would have had an estimated capital cost of approximately $1.3 billion. The charge for cancellation of these generation projects, which was primarily due to cancellation fees under turbine purchase contracts, was approximately $150 million, and is reported on the Statement of Income as "Cancellation of generation projects," a component of "Other Charges."

International Distribution Projects

In January 2001, PPL Global purchased an additional 5.6% direct and indirect equity interest in CGE from the Claro group, bringing its total investment to $141 million, or about 8.5%. CGE provides electricity delivery service to 1.4 million customers throughout Chile and natural gas delivery service to 200,000 customers in Santiago.

In May 2001, WPDL successfully completed the sale of Hyder's water business, Welsh Water, to the Welsh firm Glas Cymru Cyfyngedig for one British pound sterling and the assumption of all of Welsh Water's debt.

In September 2001, PPL Global increased its capital investment by 4.9% in CEMAR by purchasing the 25.7 billion shares of CEMAR that were held by CEMAR's employees at a price of $13 million. The increase resulted in a total 89.6% ownership in CEMAR.

In December 2001, PPL Global purchased an 80% interest in El Salvador Telecom, a small telecommunications company in El Salvador, for an initial investment of $8 million.

In December 2001, PPL Global recorded impairment charges for its investments in CEMAR, WPD 1953, and WPDL. See Note 22 for additional information.

12 Leases

PPL applies the provisions of SFAS 13, "Accounting for Leases," to all leasing transactions. In addition, PPL applies the provisions of numerous other accounting pronouncements that provide specific guidance and additional requirements related to accounting for leases.

In March 2000, PPL Electric terminated its nuclear fuel lease and repurchased $154 million of nuclear fuel from the lessor energy trust. In July 2000, all nuclear fuel was transferred to PPL Susquehanna in connection with the corporate realignment.

In July 2000, PPL Montana sold its interest in the Colstrip generating plant to owner lessors who are leasing the assets back to PPL Montana under four 36-year operating leases. The proceeds from this sale approximated $410 million. PPL Montana used the proceeds to reduce outstanding debt and make distributions to its parent, PPL Generation. PPL Montana leases a 50% interest in Colstrip Units 1 and 2 and a 30% interest in Unit 3, through four non-cancelable operating leases. The leases provide two renewal options based on the economic useful life of the generation assets.

In November 2000, a PPL Global subsidiary entered into a $555 million operating lease arrangement for turbine generator units and related equipment (SCRs, transformers and spare engines). Certain obligations of the PPL Global subsidiary under this lease financing, including payment obligations, have been guaranteed by PPL. The units are expected to go into service as they are completed, beginning in 2002.

In May 2001, a PPL Global subsidiary entered into an operating lease arrangement, initially for $900 million and increased in July 2001 to $1.06 billion upon syndication, for the development, construction and operation of several commercial power generation facilities. Certain obligations of the PPL Global subsidiary under this lease financing, including payment obligations, have been guaranteed by PPL Energy Supply.

In February 2002, the PPL Global subsidiary reduced the available commitment under the lease to approximately $700 million. There is a residual value guarantee that is expected to be up to $545 million at the end of the lease.

In December 2001, a PPL Global subsidiary entered into an operating lease arrangement for $455 million for the development, construction and operation of a 600 MW gas-fired combined-cycle generation facility located in Lower Mt. Bethel Township, Northampton County, Pennsylvania. The facility is expected to be operational in 2004. Certain obligations of the PPL Global subsidiary under this lease financing, including payment obligations, have been guaranteed by PPL Energy Supply. There is a residual value guarantee that is expected to be up to $321 million at the end of the lease.

In addition to the leasing arrangements discussed above, PPL also has leases for vehicles, office space, land, buildings, personal computers and other equipment. Total future minimum lease payments for all operating leases are estimated as follows (millions of dollars): 2002, $368; 2003, $108; 2004, $147; 2005, $140; 2006, $106; and thereafter, $881.

13 Stock-Based Compensation

Under the PPL Incentive Compensation Plan ("ICP") and the Incentive Compensation Plan for Key Employees ("ICPKE") (together, the "Plans"), restricted shares of PPL common stock as well as stock options may be granted to officers and other key employees of PPL, PPL Electric and other affiliated companies. Awards under the Plans are made in the common stock of PPL by the Compensation and Corporate Governance Committee ("CCGC") of the PPL Board of Directors in the case of the ICP, and by the PPL Corporate Leadership Council ("CLC") in the case of the ICPKE. Each Plan limits the number of shares available for awards to two percent of the outstanding common stock of PPL on the first day of each calendar year. The maximum number of options which can be awarded under each Plan to any single eligible employee in any calendar year is 1.5 million shares. Any portion of these options that has not been granted may be carried over and used in any subsequent year. If any award lapses or is forfeited or the rights to the participant terminate, any shares of common stock are again available for grant. Shares delivered under the Plans may be in the form of authorized and unissued common stock, common stock held in treasury by PPL or common stock purchased on the open market (including private purchases) in accordance with applicable securities laws.

Restricted Stock

Restricted shares of PPL common stock are outstanding shares with full voting and dividend rights. However, the shares are subject to forfeiture or accelerated payout under Plan provisions for termination, retirement, disability and death. Restricted shares vest fully if control of PPL changes, as defined by the Plans.

Restricted stock awards of 202,590; 440,549; and 108,800 shares, with per share weighted-average fair values of $43.09, $21.30, and $26.74, were granted in 2001, 2000 and 1999. Compensation expense for 2001 was $6 million and less than $3 million in 2000 and 1999. At December 31, 2001, there were 660,572 restricted shares outstanding. These awards currently vest from three to 23 years from the date of grant.

Stock Options

Under the Plans, stock options may also be granted with an option exercise price per share not less than the fair market value of PPL's common stock on the date of grant. The options are exercisable beginning one year after the date of grant, assuming the individual is still employed by PPL or a subsidiary, in installments as determined by the CCGC in the case of the ICP, and the CLC in the case of the ICPKE. The CCGC and CLC have discretion to accelerate the exercisability of the options. All options expire no later than 10 years from the grant date. The options become exercisable if control of PPL changes, as defined by the Plans.

PPL applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for stock options. Since stock options are granted at the then current market price, no compensation cost has been recognized. Compensation calculated in accordance with the disclosure requirements of SFAS 123, "Accounting for Stock-Based Compensation," for 2001, 2000 and 1999 would have been $5 million, $2 million and less than $1 million. The impact on basic and diluted EPS would have been approximately 2 cents per share in 2001, and approximately 1 cent per share in 2000.

A summary of stock option activity follows:

Stock Option Activity	Number of Options	Weighted Average Exercise Price
Balance at December 31, 1998		
Options granted	704,800	$26.85
Options forfeited	(78,780)	$26.84
Balance at December 31, 1999	626,020	$26.85
(13,570 options exercisable)		
Options granted	1,501,110	$22.45
Options exercised	(56,590)	$26.84
Options forfeited	(101,239)	$24.02
Balance at December 31, 2000	1,969,301	$23.64
(215,158 options exercisable)		
Options granted	922,860	$43.16
Options exercised	(548,424)	$23.49
Options forfeited	(88,686)	$31.31
Balance at December 31, 2001	2,255,051	$31.36
(306,544 options exercisable)		

The weighted average fair values of options at their grant date during 2001, 2000 and 1999 were $10.42, $3.35 and $2.37. The estimated fair value of each option granted was calculated using a modified Black-Scholes option-pricing model. The weighted average assumptions used in the model were as follows:

	2001	2000	1999
Risk-free interest rate	**5.46%**	6.74%	5.61%
Expected option term	**10 yrs**	10 yrs	10 yrs
Expected stock volatility	**30.24%**	19.79%	16.19%
Dividend yield	**4.28%**	5.70%	6.60%

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 12/31/01	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Prices	Number Exercisable at 12/31/01	Weighted-Average Exercise Price
$19.00-$24.00	962,249	8.1	$22.42	71,770	$21.99
$25.00-$30.00	407,812	7.2	$26.85	234,774	$26.85
$40.00-$45.00	884,990	9.1	$43.16		

Outstanding options had a weighted-average remaining life of 8.3 years at December 31, 2001.

14. Retirement and Postemployment Benefits

Pension and Other Postretirement Benefits

PPL and its subsidiaries sponsor various pension and other postretirement and postemployment benefit plans. PPL follows the guidance of SFAS 87, "Employers' Accounting for Pensions" and SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" for these benefits.

PPL and its subsidiaries also provide supplemental retirement benefits to directors, executives and other key management employees through unfunded nonqualified retirement plans.Substantially all employees of PPL's subsidiaries will become eligible for certain health care and life insurance benefits upon retirement through contributory plans. Postretirement benefits under the PPL Retiree Health Plans (covering retirees of PPL Electric and various other affiliated PPL companies) and for the North Penn Gas Plans are paid from funded VEBA trusts sponsored by the respective companies. At December 31, 2001, PPL Electric had a regulatory asset of $6 million related to postretirement benefits that is being amortized and recovered in rates with a remaining life of 11 years.

Net pension and postretirement medical benefit costs (credits) were:

	Pension Benefits			Postretirement Medical Benefits		
(Millions of dollars)	**2001**	2000	1999	**2001**	2000	1999
Service cost	**$ 38**	$ 40	$ 42	**$ 5**	$ 5	$ 5
Interest cost	**94**	86	78	**22**	22	19
Expected return on plan assets	**(142)**	(113)	(99)	**(11)**	(8)	(7)
Net amortization and deferral	**(50)**	(21)	(9)	**12**	12	12
Special termination benefits	**3**		3			
Net periodic pension and postretirement benefit cost (credit)	**$ (57)**	$ (8)	$ 15	**$ 28**	$31	$29

The net periodic pension cost charged or (credited) to operating expense was $(47 million) in 2001, $(6 million) in 2000 and $9 million in 1999, excluding amounts charged or (credited) to construction and other non-expense accounts.

In 2001 PPL changed its method of amortizing unrecognized gains or losses in the annual pension expense/income determined under SFAS 87, "Employers' Accounting for Pensions." This change resulted in a cumulative-effect credit of $10 million after-tax or $.07 per basic share, which is reflected as a "Cumulative Effect of a Change in Accounting Principle" on the Statement of Income. Under the old method, unrecognized gains and losses in excess of 10% of the greater of the plan's projected benefit obligation or market-related value of plan assets were amortized on a straight-line basis over the estimated average future service period of plan participants. Under the new method, a second corridor will be utilized for unrecognized gains and losses in excess of 30% of the plan's projected benefit obligation. Unrecognized gains and losses outside the second corridor will be amortized on a straight-line method over a period equal to one-half of the average future service period of the plan participants. The new method is preferable under SFAS 87 because it provides more current recognition of gains and losses, thereby lessening the accumulation of unrecognized gains and losses.

Retiree health and welfare benefits costs charged to operating expense were approximately $21 million in 2001, $25 million in 2000 and $20 million in 1999, excluding amounts charged to construction and other non-expense accounts.

Postretirement medical costs at December 31, 2001, were based on the assumption that costs would increase 7.0% in 2001, then the rate of increase would decline gradually to 6% in 2006 and thereafter. A one-percentage-point change in the assumed health care cost trend assumption would have the following effects:

	One Percentage Point	
(In millions)	Increase	Decrease
Effect on service cost and interest cost components	$ 1	$ (1)
Effect on postretirement benefit obligation	$11	$(10)

The following assumptions were used in the valuation of the benefit obligations:

	2001	2000	1999
Pension Benefits			
Discount rate	**7.25%**	7.5%	7.0%
Expected return on plan assets	**9.2%**	9.2%	8.0%
Rate of compensation increase	**4.25%**	4.75%	5.0%
Postretirement Medical Benefits			
Discount rate	**7.25%**	7.5%	7.0%
Expected return on plan assets	**7.60%**	7.6%	6.35%
Rate of compensation increase	**4.25%**	4.75%	5.0%

The funded status of the combined plans was as follows:

	Pension Benefits		Postretirement Medical Benefits	
(Millions of dollars)	**2001**	2000	**2001**	2000
Change in Benefit Obligation				
Benefit Obligation, January 1	**$1,192**	$1,206	**$ 311**	$ 317
Service cost	**38**	40	**5**	5
Interest cost	**94**	86	**22**	22
Plan amendments	**4**	13		
Actuarial (gain)/loss	**15**	(98)	**12**	(17)
Acquisition/divestitures	**30**			
Participant contributions	**1**			
Actual expense paid	**(4)**	(4)		
Net benefits paid	**(54)**	(51)	**(20)**	(16)
Benefit Obligation, December 31	**1,316**	1,192	**330**	311
Change in Plan Assets				
Plan assets at fair value, January 1	**1,794**	1,799	**149**	130
Actual return on plan assets	**(108)**	44	**(6)**	2
Employer contributions	**2**	3	**32**	33
Acquisition/divestitures	**23**	3		
Participant contributions	**1**			
Actual expense paid	**(4)**	(4)		
Net benefits paid	**(54)**	(51)	**(20)**	(16)
Plan assets at fair value, December 31	**1,654**	1,794	**155**	149
Funded Status				
Funded Status of Plan	**338**	601	**(175)**	(162)
Unrecognized transition assets	**(36)**	(40)	**96**	104
Unrecognized prior service cost	**110**	114	**23**	27
Unrecognized net (gain)/loss	**(579)**	(911)	**42**	14
Liability recognized	**$ (167)**	$ (236)	**$ (14)**	$ (17)
Amounts Recognized in the Balance Sheet Consist of				
Prepaid benefit cost	**$ 1**	$ 1		
Accrued benefit liability	**(168)**	(237)	**$ (14)**	$ (17)
Intangible asset	**5**			
Additional minimum liability	**(14)**	(9)		
Accumulated other comprehensive income	**9**	9		
Net Amount Recognized	**$ (167)**	$ (236)	**$ (14)**	$ (17)

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets, were $116 million, $96 million and $46 million, as of December 31, 2001 and $33 million, $29 million and $0 as of December 31, 2000.

PPL Electric and its subsidiaries formerly engaged in coal mining accrued an additional liability for the cost of health care of their retired miners. At December 31, 2001, this liability was $22 million. The liability is the net of $52 million of estimated future benefit payments offset by $30 million of available assets in a PPL Electric-funded VEBA trust.

PPL subsidiaries engaged in the mechanical contracting business make contributions to various union-sponsored multiemployer pension and health and welfare plans. Contributions of $14 million, $10 million and $8 million were made in 2001, 2000 and 1999.

Savings Plans

Substantially all employees of PPL's subsidiaries are eligible to participate in deferred savings plans (401(k)s). Contributions to the plans charged to operating expense approximated $10 million in 2001, $9 million in 2000 and $6 million in 1999.

Employee Stock Ownership Plan

PPL sponsors a non-leveraged ESOP, in which substantially all employees excluding those of PPL Global, PPL Montana, PPL Gas Utilities and the mechanical contractors are enrolled after one year of credited service. Dividends paid on ESOP shares are treated as ordinary dividends by PPL. Under existing income tax laws, PPL is permitted to deduct the amount of those dividends for income tax purposes and to contribute the resulting tax savings (dividend-based contribution) to the ESOP.

The dividend-based contribution is used to buy shares of PPL's common stock and is expressly conditioned upon the deductibility of the contribution for federal income tax purposes. Contributions to the ESOP are allocated to eligible participants' accounts as of the end of each year, based 75% on shares held in existing participants' accounts and 25% on the eligible participants' compensation.

Amounts charged as compensation expense for ESOP contributions approximated $4 million in each of 2001, 2000 and 1999. These amounts were offset by the dividend-based contribution tax savings and had no impact on PPL's earnings.

ESOP shares outstanding at December 31, 2001 totaled 5,140,869, or 4% of total common shares outstanding, and are included in all EPS calculations.

Postemployment Benefits

PPL subsidiaries provide health and life insurance benefits to disabled employees and income benefits to eligible spouses of deceased employees. Postemployment benefits charged to operating expenses were not significant in 2001, 2000 or 1999.

Certain of PPL Global subsidiaries, including Emel, EC, Elfec and Integra, provide limited non-pension benefits to all current employees. All active employees are entitled to benefits in the event of termination or retirement in accordance with government sponsored programs. These plans generally obligate a company to pay one month's salary per year of service to employees in the event of involuntary termination. Under certain plans, employees with five or more years of service are entitled to this payment in the event of voluntary or involuntary termination. There is no limit on the number of years of service in calculation of the benefit obligation.

The liabilities for these plans are accounted for under the guidance of EITF 88-1, "Determination of Vested Benefit Obligation for a Defined Benefit Pension Plan," using what is commonly referred to as the "shut down" method, where a company records the undiscounted obligation as if it was payable at each balance sheet date. The combined liabilities for these plans at December 31, 2001 and 2000 were $6 million, and are recorded in "Deferred Credits and Noncurrent Liabilities – Other" on the Balance Sheet.

15 Jointly Owned Facilities

At December 31, 2001, subsidiaries of PPL owned undivided interests in the following facilities:

(Millions of dollars)	Ownership Interest	Electric Plant in Service	Other Property	Accumulated Depreciation	Construction Work in Progress
PPL Generation					
Generating Stations					
Susquehanna	90.00%	$4,196		$3,525	$24
Keystone	12.34%	71		46	6
Wyman	8.33%	15		2	
Conemaugh	16.25%	185		58	4
Merrill Creek Reservoir	8.37%		$22	12	

PPL Montana also has 50% and 30% undivided leasehold interests in Colstrip Units 1 and 2, and Colstrip Unit 3, respectively.

Each PPL Generation subsidiary provided its own funding for its share of the facility. Each receives a portion of the total output of the generating stations equal to its percentage ownership. The share of fuel and other operating costs associated with the stations is reflected on the Statement of Income.

16 Commitments and Contingent Liabilities

PPL and its subsidiaries are involved in numerous legal proceedings, claims and litigation in the ordinary course of business. PPL and its subsidiaries cannot predict the ultimate outcome of such matters, or whether such matters may result in material liabilities.

Wholesale Energy Commitments

As part of the purchase of generation assets from Montana Power, PPL Montana agreed to supply electricity under two wholesale transition service agreements. In addition, PPL Montana assumed a power purchase agreement and another power sales agreement. In accordance with purchase accounting guidelines, PPL Montana recorded a liability of $118 million as the estimated fair value of these agreements at the acquisition date. The liability is being amortized over the agreement terms as adjustments to "Wholesale energy marketing and trading" revenues and "Energy purchases" on the Statement of Income. The unamortized balance at December 31, 2001 was $78 million and is included in "Other" in the "Deferred Credits and Other Noncurrent Liabilities" section of the Balance Sheet.

In October 2001, PPL announced that PPL EnergyPlus had reached an agreement to supply Montana Power with an aggregate of 450 MW of energy to be supplied by PPL Montana. The delivery term of this new contract is for five years beginning July 1, 2002, which is the day after the termination date of the last of the two existing contracts, pursuant to which PPL Montana presently supplies energy to Montana Power for its default supply.

Under the agreement, PPL EnergyPlus will supply 300 MW of around-the-clock electricity and 150 MW of on-peak electricity. In December 2001, the agreement was accepted for filing by the FERC. No further regulatory approvals are required under this agreement.

Liability for Above-Market NUG Contracts

In 1998, PPL Electric recorded a loss accrual for above-market contracts with NUGs of $854 million, when its generation business was deregulated. Effective January 1999, PPL Electric began reducing this liability as an offset to "Energy purchases" on the Statement of Income. This reduction is based on the estimated timing of the purchases from the NUGs and projected market prices for this generation. The final existing NUG contract expires in 2014. In connection with the corporate realignment, effective July 1, 2000, the remaining balance of this liability was transferred to PPL EnergyPlus. The liabilities associated with these above market NUG contracts were $580 million at December 31, 2001.

Commitments – Acquisitions and Development Activities

PPL Global and its subsidiaries have committed additional capital and extended loans to certain affiliates, joint ventures and partnerships in which they have an interest. At December 31, 2001, PPL Global and its subsidiaries had approximately $561 million of such commitments. The majority of these commitments were for the purchase of LM-6000 turbine generators from General Electric. The General Electric commitments have been reduced due to the decision to cancel generation projects as described in Note 11.

MPSC Order

In June 2001, the MPSC issued an order (MPSC Order) in which it found that Montana Power must continue to provide electric service to its customers at tariffed rates until its transition plan under the Montana Electricity Utility Industry Restructuring and Customer Choice Act is finally approved, and that purchasers of generating assets from Montana Power must provide electricity to meet Montana Power's full load requirements at prices to Montana Power that reflect costs calculated as if the generating assets had not been sold. PPL Montana purchased Montana Power's interests in two coal-fired plants and 11 hydroelectric units in 1999.

In July 2001, PPL Montana filed a complaint against the MPSC with the U.S. District Court in Helena, Montana, challenging the MPSC Order. In its complaint, PPL Montana asserted, among other things, that the Federal Power Act preempts states from exercising regulatory authority over the sale of electricity in wholesale markets, and requested the court to declare the MPSC action preempted, unconstitutional and void. In addition, the complaint requested that the MPSC be enjoined from seeking to exercise any authority, control or regulation of wholesale sales from PPL Montana's generating assets.

At this time, PPL Montana cannot predict the outcome of the proceedings related to the MPSC Order, what actions the MPSC, the Montana Legislature or any other governmental authority may take on these or related matters, or the ultimate impact on PPL, PPL Energy Supply and PPL Montana of any of these matters.

Montana Power Shareholders' Litigation

In August 2001, a purported class-action lawsuit was filed by a group of shareholders of Montana Power against Montana Power, the directors of Montana Power, certain unnamed advisors and consultants of Montana Power, and PPL Montana. The plaintiffs allege, among other things, that Montana Power was required to, and did not, obtain shareholder approval of the sale of Montana Power's generation assets to PPL Montana in 1999. Although most of the claims in the complaint are against Montana Power, its board of directors, and its consultants and advisors, two claims are asserted against PPL Montana. In the first claim, plaintiffs seek a declaration that because Montana Power shareholders did not vote on the 1999 sale of generating assets to PPL Montana, that sale "was null and void ab initio." The second claim alleges that PPL Montana was privy to and participated in a strategy whereby Montana Power would sell its generation assets to PPL Montana without first obtaining Montana Power shareholder approval, and that PPL Montana has made net profits in excess of $100 million as the result of this alleged illegal sale. In the second claim, plaintiffs request that the court impose a "resulting and/or constructive trust" on both the generation assets themselves and all profits, plus interest on the amounts subject to the trust. PPL Montana is unable to predict the outcome of this matter.

PUC Investigation Order

In November 2001, the PJM Market Monitor publicly released a report prepared for the PUC entitled "Capacity Market Questions" relating to the pricing of installed capacity in the PJM daily market during the first quarter of 2001. The report concludes that PPL EnergyPlus (identified in the report as "Entity 1") was able to exercise market power to raise the market-clearing price above the competitive level during that period. PPL EnergyPlus does not agree with the Market Monitor's conclusions that it exercised market power; in addition, the Market Monitor acknowledged in his report that PJM's standards and rules did not prohibit PPL EnergyPlus' conduct. In November 2001, the PUC issued an Investigation Order directing its Law Bureau to conduct an investigation into the PJM capacity market and the allegations in the Market Monitor's report. In January 2002, PPL filed comments as requested by the Investigation Order. The Order does not suggest what, if any, action the PUC may take as a result of the investigation, other than considering possible changes to its competitive safeguards. While PPL EnergyPlus and PPL Electric have filed comments with the PUC as part of the investigation, they have taken the position that the PUC does not have jurisdiction to regulate the PJM capacity markets as those markets are for wholesale electricity transactions and accordingly are within the exclusive jurisdiction of the FERC. In addition, PPL EnergyPlus and PPL Electric believe that PPL EnergyPlus' actions under review were at all times lawful and consistent with the rules of the market. At this time, neither PPL EnergyPlus nor PPL Electric can predict the outcome of the PUC investigation or what action the PUC may take in connection with the investigation.

FERC Market-based Rates

In December 1998, the FERC issued an order authorizing PPL EnergyPlus to make wholesale sales of electric power and related products at market-based rates. In that order, the FERC directed PPL EnergyPlus to file an updated market analysis within three years of the date of the order, and every three years thereafter. PPL EnergyPlus filed its initial updated market analysis in December 2001. Several parties thereafter filed interventions and protests requesting that, in light of the PJM Market Monitor's report described above, PPL EnergyPlus be required to provide additional information demonstrating that it has met the FERC's market power tests necessary for PPL EnergyPlus to continue its market-based rate authority. PPL EnergyPlus has responded to those protests and interventions. PPL EnergyPlus has taken the position that the FERC does not require the economic test suggested by the intervenors and that, in any event, it would meet such economic test if required by the FERC. The matter is currently pending before the FERC.

Proposed Montana Hydroelectric Initiative

In January 2002, the Montana Secretary of State certified, in accordance with applicable statutes, that it had approved the form of a proposed Montana "Hydroelectric Security Act" initiative. The proposed initiative may be placed on the November 2002 statewide ballot if sufficient signatures are obtained prior to June 21, 2002. Among the stated purposes of the proposed initiative is to create an elected Montana public power commission to determine whether purchasing hydroelectric dams in Montana is in the public interest. Such a commission could decide to acquire PPL Montana's hydroelectric dams either pursuant to a negotiated purchase or an acquisition at fair market value through the power of condemnation. At this time, PPL, PPL Energy Supply and PPL Montana cannot predict whether the proposed initiative will garner enough signatures for placement on the November 2002 statewide ballot, whether there will be a successful legal challenge to the initiative, whether it would pass if on the ballot or what impact, if any, the measure might ultimately have upon PPL Montana or its hydroelectric operations. PPL Montana has declared its opposition to, and intends to vigorously oppose, the initiative.

Nuclear Insurance

PPL Susquehanna is a member of certain insurance programs which provide coverage for property damage to members' nuclear generating stations. Facilities at the Susquehanna station are insured against property damage losses up to $2.75 billion under these programs. PPL Susquehanna is also a member of an insurance program which provides insurance coverage for the cost of replacement power during prolonged outages of nuclear units caused by certain specified conditions. Under the property and replacement power insurance programs, PPL Susquehanna could be assessed retroactive premiums in the event of the insurers' adverse loss experience. At December 31, 2001, this maximum assessment was about $20 million.

PPL Susquehanna's public liability for claims resulting from a nuclear incident at the Susquehanna station is limited to about $9.5 billion under provisions of The Price Anderson Amendments Act of 1988. PPL Susquehanna is protected against this liability by a combination of commercial insurance and an industry assessment program. In the event of a nuclear incident at any of the reactors covered by The Price Anderson Amendments Act of 1988, PPL Susquehanna could be assessed up to $176 million per incident, payable at $20 million per year.

Environmental Matters

Air

The Clean Air Act deals, in part, with acid rain, attainment of federal ambient ozone standards and toxic air emissions in the U.S. PPL subsidiaries are in substantial compliance with the Clean Air Act.

The Bush administration and certain members of Congress have made proposals regarding possible amendments to the Clean Air Act. These amendments could require significant further reductions in NO_X, SO_2 and mercury and could possibly require measures to limit CO_2.

The Pennsylvania DEP has finalized regulations requiring further seasonal (May-June) NO_X reductions to 80% from 1990 levels starting in 2003. These further reductions are based on the requirements of the Northeast Ozone Transport Region Memorandum of Understanding and two EPA ambient ozone initiatives: the September 1998 EPA State Implementation Plan (SIP) call (i.e., EPA's requirement for states to revise their SIPs) issued under Section 110 of the Clean Air Act, requiring reductions from 22 eastern states, including Pennsylvania; and the EPA's approval of petitions filed by northeastern states, requiring reductions from sources in 12 northeastern states and Washington D.C., including PPL sources. The EPA's SIP-call was substantially upheld by the D.C. Circuit Court of Appeals in an appeals proceeding. Although the Court extended the implementation deadline to May 2004, the Pennsylvania DEP has not changed its rules accordingly. PPL expects to achieve the 2003 NO_X reductions with the recent installation of SCR technology on the Montour units and the possible use of SCR or SNCR technology on a Brunner Island unit.

The EPA has also developed new standards for ambient levels of ozone and fine particulates in the U.S. These standards were challenged and remanded to the EPA by the D.C. Circuit Court of Appeals in 1999. However, on appeal to the United States Supreme Court, the D.C. Circuit Court's decision was reversed in part and remanded to the D.C. Circuit. The new particulates standard, if finalized, may require further reductions in SO_2 for certain PPL subsidiaries and year-round NO_X reductions commencing in 2010-2012 at SIP-call levels in Pennsylvania, and at slightly less stringent levels in Montana. The revised ozone standard, if finalized, is not expected to have a material effect on facilities of PPL subsidiaries.

Under the Clean Air Act, the EPA has been studying the health effects of hazardous air emissions from power plants and other sources in order to determine what emissions should be regulated, and has determined that mercury emissions must be regulated. In this regard, EPA is expected to develop regulations by 2004.

In 1999, the EPA initiated enforcement actions against several utilities, asserting that older, coal-fired power plants operated by those utilities have, over the years, been modified in ways that subject them to more stringent "New Source" requirements under the Clean Air Act. The EPA has since issued notices of violation and commenced enforcement activities against other utilities. Although the EPA has threatened to continue expanding its enforcement actions, the future direction of the "New Source" requirements is presently unclear. Therefore, at this time, PPL is unable to predict whether such EPA enforcement actions will be brought with respect to any of its affiliates' plants. However, the EPA regional offices that regulate plants in Pennsylvania (Region III) and Montana (Region VIII) have indicated an intention to issue information requests to all utilities in their jurisdiction, and the Region VIII office has issued such a request to PPL Montana's Corette plant. PPL has responded to the information request. PPL cannot presently predict what, if any, action the EPA might take in this regard. Should the EPA or any state initiate one or more enforcement actions against PPL, compliance with any such enforcement actions could result in additional capital and operating expenses in amounts which are not now determinable, but which could be significant.

The EPA is also proposing to revise its regulations in a way that will require power plants to meet "New Source" performance standards and/or undergo "New Source" review for many maintenance and repair activities that are currently exempt.

The New Jersey DEP and some New Jersey residents have raised environmental concerns with respect to the Martins Creek Plant, particularly with respect to SO_2 emissions. PPL Martins Creek is discussing these concerns with the New Jersey DEP. In addition, the plant experienced several opacity violations in the first and second quarters of 2001, for which it paid a civil penalty of $30,300 and funded an environmental project for $90,000. The cost of addressing New Jersey's SO_2 concerns and the opacity issued is not now determinable but could be significant. See Note 11 for information on the Lower Mt. Bethel appeal by the New Jersey DEP.

Water/Waste

The final NPDES permit for the Montour plant contains stringent limits for iron discharges. The results of a toxic reduction study show that additional water treatment facilities or operational changes are needed at this station. A plan for these changes has been developed and was submitted to the Pennsylvania DEP in August 2001.

A final NPDES permit has been issued to the Brunner Island plant. The permit contains a provision requiring further studies on the thermal impact of the cooling water discharge from the plant. Depending on the outcome of these studies, the plant could be subject to capital and operating costs that are not now determinable but could be significant.

The EPA has significantly tightened the water quality standard for arsenic. The lowered standard may require PPL Generation to further treat wastewater and/or take abatement action at several of its subsidiaries' power plants, the cost of which is not now determinable but which could be significant.

The EPA recently finalized requirements for new or modified water intake structures. These requirements will affect where generating facilities are built, will establish intake design standards, and could lead to requirements for cooling towers at new and modified power plants. Another new rule, expected to be finalized in 2003, will address existing structures. Each of these rules could impose significant costs on PPL Generation, which are not now determinable but which could be significant.

Capital expenditures through the year 2003 to correct groundwater degradation at fossil-fueled generating stations and to address wastewater control at PPL Generation's facilities, are included in the table of construction expenditures in the section entitled "Financial Condition – Capital Expenditure Requirements" in Management's Discussion and Analysis. Additional capital expenditures could be required beyond the year 2006 in amounts which are not now determinable but which could be significant. Actions taken to correct groundwater degradation, to comply with the environmental regulations and to address wastewater control, are also expected to result in increased operating costs in amounts which are not now determinable but which could be significant.

Superfund and Other Remediation

In 1995, PPL Electric entered into a consent order with the Pennsylvania DEP to address a number of sites where it may be liable for remediation. This may include potential PCB contamination at certain PPL Electric substations and pole sites; potential contamination at a number of coal gas manufacturing facilities formerly owned or operated by PPL Electric; and oil or other contamination which may exist at some of PPL Electric's former generating facilities. In connection with the July 1, 2000, corporate realignment, PPL Electric's generation facilities were transferred to subsidiaries of PPL Generation. As of December 31, 2001, work has been completed on approximately 80% of the sites included in the consent order.

In 1996, PPL Gas Utilities entered into a similar consent order with the Pennsylvania DEP to address a number of sites where subsidiaries of PPL Gas Utilities may be liable for remediation. The sites primarily include former coal gas manufacturing facilities. Subsidiaries of PPL Gas Utilities are also investigating the potential for any mercury contamination from gas meters and regulators. Accordingly, PPL Gas Utilities and Pennsylvania DEP have agreed to add 72 meter/regulation sites to the consent order.

At December 31, 2001, PPL Electric and PPL Gas Utilities had accrued approximately $5 million and $12 million, representing the estimated amounts they will have to spend for site remediation, including those sites covered by each company's consent orders mentioned above.

In October 1999, the Montana Supreme Court held in favor of several citizens' groups that the right to a clean and healthful environment is a fundamental right guaranteed by the Montana Constitution. The court's ruling could result in significantly more stringent environmental laws and regulations, as well as an increase in citizens' suits under Montana's environmental laws. The effect on PPL Montana of any such changes in laws or regulations or any such increase in legal actions is not currently determinable, but it could be significant.

Under the Montana Power Asset Purchase Agreement, PPL Montana is indemnified by Montana Power for any pre-acquisition environmental liabilities. However, this indemnification is conditioned on certain circumstances that can result in PPL Montana and Montana Power sharing in certain costs within limits set forth in the agreement.

Future cleanup or remediation work at sites currently under review, or at sites not currently identified, may result in material additional operating costs for PPL subsidiaries that cannot be estimated at this time.

General

Certain of PPL's affiliates have electric distribution operations in the U.K. and Latin America. PPL believes that these operations are in compliance with all applicable laws and government regulations to protect the environment. PPL is not aware of any material administrative proceeding against these companies with respect to any environmental matter.

Due to the environmental issues discussed above or other environmental matters, PPL subsidiaries may be required to modify, replace or cease operating certain facilities to comply with statutes, regulations and actions by regulatory bodies or courts. In this regard, PPL subsidiaries also may incur capital expenditures, operating expenses and other costs in amounts which are not now determinable but which could be significant.

Credit Support

PPL and PPL Energy Supply provide certain guarantees for their subsidiaries. PPL has guaranteed all of the debt of PPL Capital Funding. As of December 31, 2001, PPL had guaranteed $1.3 billion of PPL Capital Funding medium-term notes. PPL had also guaranteed certain obligations under power purchase and sales agreements of PPL EnergyPlus for up to $1 billion and of PPL Montana for up to $138 million. As of December 31, 2001, there were $31 million of guarantees outstanding under the power purchase agreement and none under the sales agreement. In addition, PPL had guaranteed certain obligations of other subsidiaries, totaling $272 million at December 31, 2001. As of December 31, 2001, PPL Energy Supply has also guaranteed certain obligations under power purchase and sales agreements of PPL EnergyPlus for up to $121 million and certain obligations of other subsidiaries totaling $600 million.

Source of Labor Supply

As of December 31, 2001, PPL and its subsidiaries had 12,496 full-time employees. This included 3,594 in PPL Electric and 425 in PPL Gas Utilities, 2,550 in PPL Generation, 1,943 in PPL EnergyPlus, 44 in PPL Global, 2,765 in several Central and South American electric companies controlled by PPL Global and 1,175 in PPL Services.

Approximately 54%, or 5,243, of PPL's domestic workforce are members of labor unions, with four IBEW locals representing nearly 4,200 employees. The other unions primarily represent small locals of gas utility employees in Pennsylvania. The bargaining agreement with the largest union was negotiated in 1998 and expires in May 2002. Eight new three-year contracts with smaller gas utility locals in Pennsylvania were negotiated in 2000 and five additional agreements with two-year terms were negotiated in 2001. New contracts were also concluded with two IBEW locals in Montana. PPL Montana is currently negotiating with the Teamsters Union for a new agreement.



17 Related Party Transactions

PPL Global provided temporary financing to WPDL and WPD 1953 in connection with the acquisition of Hyder. The outstanding loan receivables and accrued interest, 154.5 million British pounds sterling (approximately $220 million), were repaid in May 2001.

At December 31, 2000, PPL Global had a $135 million note payable to an affiliate of WPD 1953. The note was denominated in U.S. dollars, and provided for interest at market rates. PPL Global repaid this note in January 2001.



18 New Accounting Standards

SFAS 141

In June 2001, the FASB issued SFAS 141, "Business Combinations," which eliminates the pooling-of-interest method of accounting for business combinations and requires the use of the purchase method. In addition, SFAS 141 requires the reassessment of intangible assets to determine if they are appropriately classified either separately or within goodwill. SFAS 141 is effective for business combinations initiated after June 30, 2001. PPL adopted SFAS 141 on July 1, 2001, with no material impact on the financial statements.

SFAS 142

In June 2001, the FASB issued SFAS 142, "Goodwill and Other Intangible Assets," which eliminates the amortization of goodwill and other acquired intangible assets with indefinite economic useful lives. SFAS 142 requires an annual impairment test of goodwill and other intangible assets that are not subject to amortization. PPL adopted SFAS 142 on January 1, 2002.

In accordance with the provisions of SFAS 142, PPL ceased amortization of goodwill and all intangible assets with indefinite useful lives. The elimination of amortization will result in $18 million less expense (pre-tax) in 2002. In addition, PPL is in the process of conducting the transition impairment analysis and may record a goodwill impairment of up to $100 million (pre-tax) as a change in accounting principle in the first quarter of 2002. The potential impairment relates to reporting units within the International segment.

SFAS 143

In June 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations," on the accounting for obligations associated with the retirement of long-lived assets. SFAS 143 requires a liability to be recognized in the financial statements for retirement obligations meeting specific criteria. Measurement of the initial obligation is to approximate fair value, with an equivalent amount recorded as an increase in the value of the capitalized asset. The asset will be depreciated in accordance with normal depreciation policy and the liability will be increased, with a charge to the income statement, until the obligation is settled. SFAS 143 is effective for fiscal years beginning after June 15, 2002. The potential impact of adopting SFAS 143 is not yet determinable, but may be material.

SFAS 144

In August 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," that replaces SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." For long-lived assets to be held and used, SFAS 144 retains the requirements of SFAS 121 to (a) recognize an impairment loss only if the carrying amount is not recoverable from undiscounted cash flows and (b) measure an impairment loss as the difference between the carrying amount and fair value of the asset. For long-lived assets to be disposed of, SFAS 144 establishes a single accounting model based on the framework established in SFAS 121. The accounting model for long-lived assets to be disposed of by sale applies to all long-lived assets, including discontinued operations, and replaces the provisions of APB Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of segments of a business. SFAS 144 also broadens the reporting of discontinued operations. PPL adopted SFAS 144 on January 1, 2002, with no material impact on the financial statements.

19 Derivative Instruments and Hedging Activities

PPL adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," on January 1, 2001. Upon adoption and in accordance with the transition provisions of SFAS 133, PPL recorded a cumulative-effect credit of $11 million in earnings, included as an increase to "Wholesale energy market and trading" revenues and a decrease to "Energy purchases" on the Statement of Income. PPL also recorded a cumulative-effect charge of $182 million in "Accumulated other comprehensive income," a component of Shareowners' Common Equity. As of December 31, 2001, the balance in "Accumulated other comprehensive income" related to unrealized gains and losses on qualifying derivatives was a net gain of $23 million, as a result of reclassifying part of the transition adjustment into earnings, changes in market prices and the adoption of DIG Issue C15 (see discussion in "Implementation Issues" on the following page).

Management of Market Risk Exposures

PPL's market risk exposure is the adverse effect on the value of a transaction that results from a change in commodity prices, interest rates or currency exchange rates. The market risk associated with commodity price, interest rate and foreign exchange contracts is managed by the establishment and monitoring of parameters that limit the types and degree of market risk that may be undertaken. PPL actively manages the market risk inherent in its commodity, debt and foreign currency positions. The PPL Board of Directors has adopted risk management policies to manage the risk exposures related to energy prices, interest rates and foreign currency exchange rates. These policies monitor and assist in controlling these market risks and use derivative instruments to manage some associated commodity, debt, and foreign currency activities.

PPL's derivative activities are subject to the management, direction and control of the RMC. The RMC is composed of the chief financial officer and other officers of PPL. The RMC reports to the Finance Committee of the PPL Board of Directors on the scope of its derivative activities. The RMC sets forth risk-management philosophy and objectives through a corporate policy, provides guidelines for derivative-instrument usage, and establishes procedures for control and valuation, counterparty credit approval and the monitoring and reporting of derivative activity.

PPL utilizes forward contracts, futures contracts, options and swaps as part of its risk-management strategy to minimize unanticipated fluctuations in earnings caused by commodity price, interest rate and foreign currency volatility. All derivatives are recognized on the balance sheet at their fair value, unless they meet SFAS 133 criteria for exclusion (see discussion in "Implementation Issues" below).

Fair Value Hedges

PPL enters into financial contracts to hedge a portion of the fair value of firm commitments of forward electricity sales and to hedge fluctuations in market value of existing debt issuances. These contracts range in maturity through 2006. For the 12 months ended December 31, 2001, PPL recognized a net gain of $7 million, after-tax, resulting from firm commitments that no longer qualified as fair value hedges (reported in "Wholesale energy marketing and trading" revenues and "Energy purchases" on the Statement of Income). PPL did not recognize any gains or losses from the ineffective portion of fair value hedges.

Cash Flow Hedges

PPL enters into physical and financial contracts, including forwards, futures and swaps, to hedge the price risk associated with electric, gas and oil commodities. Additionally, PPL enters into financial interest rate swap contracts to hedge interest expense associated with both existing and anticipated debt issuances. These contracts and swaps range in maturity through 2004. PPL also enters into foreign currency forward contracts to hedge exchange rates associated with firm commitments denominated in foreign currencies and to hedge the net investment of foreign operations. These forward contracts range in maturity through 2003, excluding those contracts forecasted to relate to the payment of variable interest on existing financial instruments. For the 12 months ended December 31, 2001, PPL recorded a net gain of $23 million in "Accumulated other comprehensive income" relating to these contracts.

As a result of an unplanned outage, Enron's bankruptcy and changes in other economic conditions, PPL discontinued certain cash flow hedges which resulted in a net loss of $14 million, after-tax, for the 12 months ended December 31, 2001 (reported in "Wholesale energy marketing and trading" revenues and "Energy purchases" on the Statement of Income). The impact on the financial statements resulting from cash flow hedge ineffectiveness for the 12 months ended December 31, 2001 was immaterial.

As of December 31, 2001, the deferred net gain on derivative instruments in "Accumulated other comprehensive income" expected to be reclassified into earnings during the next 12 months was $6 million.

Implementation Issues

On June 29, 2001, the FASB issued definitive guidance on DIG Issue C15: "Scope Exceptions: Normal Purchases and Normal Sales Exception for Option-Type Contracts and Forward Contracts in Electricity." Issue C15 provides additional guidance on the classification and application of SFAS 133 relating to purchases and sales of electricity utilizing forward contracts and options. This guidance became effective as of July 1, 2001. In December 2001, the FASB revised the guidance in Issue C15, principally related to the eligibility of options for the normal purchases and normal sales exception. The revised guidance is effective as of January 1, 2002.

Purchases and sales of forward electricity and option contracts that require physical delivery and which are expected to be used or sold by the reporting entity in the normal course of business would generally be considered "normal purchases and normal sales" under SFAS 133. These transactions, while within the scope of SFAS 133, are not required to be marked to fair value in the financial statements because they qualify for the normal purchases and sales exception. As of December 31, 2001, "Accumulated other comprehensive income" included a net gain of $11 million related to forward transactions classified as cash flow hedges prior to adoption of DIG Issue C15. This gain will be reversed from "Accumulated other comprehensive income" and recognized in earnings as the contracts deliver through 2008.

Unrealized Gains/(Losses) on Qualifying Derivatives

(Millions of dollars, after-tax)	December 31, 2001
Cumulative unrealized gain on qualifying derivatives, beginning of period:	$ 0
Unrealized gains (losses) arising during period	
Cumulative effect of change in accounting principle at January 1, 2001	(182)
Net reclassification into earnings	(16)
Net change associated with current period hedging transactions	221
Unrealized gain on qualifying derivatives	23
Cumulative unrealized gain on qualifying derivatives, end of period	$ 23

Credit Concentration

PPL enters into contracts with many entities for the purchase and sale of energy. Most of these contracts are considered a normal part of doing business and, as such, the mark-to-market value of these contracts is not reflected in the financial statements. However, the mark-to-market value of these contracts is considered when committing to new business from a credit perspective. At year-end, PPL had a credit exposure of $412 million to energy trading partners. The majority of this amount was the mark-to-market value of multi-year contracts for energy sales. Therefore, if the counterparties fail to perform their obligations, PPL would not experience an immediate financial loss, but would experience lower revenues in future years to the extent that replacement sales could not be made at the same prices as the defaulted contracts. Of the $412 million, four counterparties account for 81% of the exposure. No other individual counterparty accounted for more than 3% of the exposure. Each of the four primary counterparties has an "investment grade" credit rating with Standard & Poor's, with the exception of one counterparty that is a governmental agency and, as such, is not rated. With the exception of the government agency, PPL has the right to request collateral from each of these counterparties in the event their credit rating falls below investment grade. It is also PPL's policy to enter into netting agreements with all of its counterparties to minimize credit exposure.

20 Sales to California Independent System Operator and to Other Pacific Northwest Purchasers

Through subsidiaries, PPL has made approximately $18 million of sales to the California ISO, for which PPL has not yet been paid in full. Given the myriad of electricity supply problems presently faced by the California electric utilities and the California ISO, PPL cannot predict whether or when it will receive payment. As of December 31, 2001, PPL has fully reserved for possible underrecoveries of payments for these sales.

Litigation arising out of the California electricity supply situation has been filed at the FERC and in California courts against sellers of energy to the California ISO. The plaintiffs and intervenors in these proceedings allege abuses of market power, manipulation of market prices, unfair trade practices and violations of state antitrust laws, among other things, and seek price caps on wholesale sales in California and other western power markets, refunds of excess profits allegedly earned on these sales of energy, and other relief, including treble damages and attorneys' fees. Certain of PPL's subsidiaries have intervened in the FERC proceedings in order to protect their interests, but have not been named as defendants in any of the court actions alleging abuses of market power, manipulation of market prices, unfair trade practices and violations of state antitrust laws. A PPL subsidiary has been named as a defendant in a declaratory judgment action initiated by the State of California to prevent certain members of the California Power Exchange from seeking compensation for the state's seizure of certain energy contracts. PPL Montana is a member of the California Power Exchange, but it has no energy contracts with or through the California Power Exchange and has not sought compensation in connection with the state's seizure.

Attorneys general in several western states, including California, have begun investigations related to the electricity supply situation in California and other western states. The FERC has determined that all sellers of energy in the California markets, including PPL Montana, should be subject to refund liability for the period beginning October 2, 2000 through June 20, 2001, and has initiated an evidentiary hearing concerning refund amounts. The FERC also is considering whether to order refunds for sales made in the Pacific Northwest, including sales made by PPL Montana. The FERC Administrative Law Judge assigned to this proceeding has recommended that no refunds be ordered for sales into the Pacific Northwest. The FERC presently is considering this recommendation. PPL cannot predict whether or the extent to which any of its subsidiaries will be the target of any governmental investigation or named in these lawsuits, refund proceedings or other lawsuits, the outcome of any such proceedings or whether the ultimate impact on PPL of the electricity supply situation in California and other western states will be material.

21 Enron Bankruptcy

In connection with the December 2, 2001 bankruptcy filings by Enron Corporation and its affiliates ("Enron"), certain PPL subsidiaries have terminated certain electricity and gas agreements with Enron. PPL and its subsidiaries' 2001 earnings reflect a loss associated with termination of these contracts of $8 million after-tax, which is recorded in "Wholesale energy marketing and trading" and "Energy purchases" on the Statement of Income. Additionally, certain of these contracts with Enron extended through 2006, and were at prices more favorable to PPL than current market prices. However, there is no further accounting charge to be recorded. PPL expects to make a claim in Enron's bankruptcy proceeding with respect to all amounts payable by Enron resulting from the termination of these contracts.

22 Write-down of International Energy Projects

PPL Global has a 51% economic interest in WPD 1953, a 15.4% equity investor in Teesside Power Limited, the owner of the 1,875 MW Teesside Power Station, located in northeast England. Through its European affiliates, Enron was an owner, operator and power purchaser of the station's output. As a result of Enron being placed into receivership in the U.K. and its default on obligations under the power purchase agreements, WPD 1953 wrote off its entire equity investment in Teesside Power Limited. PPL Global's share of the impairment loss was $21 million and is included in "Write-down of international energy projects," a component of "Other Charges" on the Statement of Income.

In connection with the Enron bankruptcy and the probable resulting loss of Teesside cash flows, PPL and its subsidiaries evaluated the carrying value of the investment in WPD 1953 and WPDL. Fair value, measured using discounted cash flows, was compared to the carrying value to determine whether impairment existed at December 31, 2001. Fair value was determined considering the loss of the value of the future cash flows from the Teesside Power Station and a forecasted reduction in future operating cash flows at WPD 1953 and WPDL. The probability-weighted impairment loss was $117 million, after-tax. The pre-tax charge was $134 million, and was recorded as a charge to "Write-down of international energy projects."

PPL Global owns 89.6% of CEMAR, which distributes and sells electricity in Brazil, under a 30-year concession agreement with the government. The combined effects of growth in demand, decreased rainfall on the country's heavily hydroelectric-dependent generating capacity and delays in the development of new non-hydroelectric generation have led to shortages of electricity in certain regions. As a result, the Brazilian government implemented countrywide electricity rationing in mid-2001. In addition, the wholesale energy markets in Brazil have been substantially disrupted. CEMAR's results of operations, its cash flows, and its continued ability to meet its financial obligations have deteriorated due to the continuing impact of the electricity rationing, the disruption in the energy markets, the failure of the electricity regulator to adequately address these problems, the resulting effects on the Brazilian capital markets and related factors.

In December 2001 and January 2002, the Brazilian electricity regulator issued tariff rulings that CEMAR believes are inadequate to compensate for CEMAR's rationing-related losses and to meet its ongoing operational and financial requirements. Moreover, CEMAR believes that these tariff rulings demonstrate that the regulator may not take the necessary steps to resolve the current problems in a satisfactory manner. In addition, the Brazilian wholesale energy markets continue to be disrupted and recent actions by the electricity regulator indicate that adequate compensation to CEMAR for its transactions in that market may not be made. Finally, the continued problems in the Brazilian energy market and the lack of appropriate regulatory actions have significantly decreased the availability of local financing for CEMAR.

As a result of the above events, PPL Global estimates that the long-term viability of the CEMAR operation is jeopardized and that there is minimal probability of positive future cash flows. Consequently, at December 31, 2001, PPL Global recorded an impairment loss in the carrying value of its net assets in CEMAR of $179 million, reflected in "Write-down of international energy projects." In addition, CEMAR increased its valuation allowance in deferred tax assets, thereby recording $44 million in additional foreign deferred income taxes. A related $6 million credit to "Minority Interest" was also reflected on the Statement of Income. The net result of these transactions was a $217 million charge to earnings. PPL Global currently anticipates writing off the remaining portion of its CEMAR investment, approximately $100 million, in 2002.

As a result of the financial difficulties discussed above, CEMAR has failed to pay certain of its creditors for obligations when due. CEMAR is currently in discussions with creditors, governmental officials, regulators and other parties to address these problems.

In addition, CEMAR expects that it will not be in compliance with the financial covenants in its $150 million debenture indenture when it closes its books for the quarter ended December 31, 2001. In that case, CEMAR will be required to notify the indenture agent. In accordance with the indenture, the agent will call a meeting of the holders of the debentures within three business days of the notice to hold a vote regarding the acceleration of the debentures. Unless three-fourths of the holders vote against acceleration, the agent will be obligated under the indenture to accelerate the debentures. CEMAR expects the required notice to the indenture agent to occur in the first quarter of 2002.

23 Strategic Initiative

In August 2001, PPL completed a strategic initiative to confirm the structural separation of PPL Electric from PPL and PPL's other affiliated companies. This initiative enabled PPL Electric to reduce business risk by securing a supply contract adequate to meet its PLR obligations, enabled PPL EnergyPlus to lock in an electric supply agreement at current favorable prices, and enabled PPL to raise capital at attractive rates for its unregulated businesses, while allowing PPL to retain valuable advantages related to operating both energy supply and energy delivery businesses.

In connection with this initiative, PPL Electric:

- obtained a long-term electric supply contract to meet its PLR obligations, at prices generally equal to the pre-determined "capped" rates it is authorized to charge its PLR customers from 2002 through 2009 under the 1998 PUC settlement order;
- agreed to limit its businesses to electric transmission and distribution and activities relating to or arising out of those businesses;
- adopted amendments to its Articles of Incorporation and Bylaws containing corporate governance and operating provisions designed to reinforce its corporate separateness from affiliated companies;
- appointed an independent director to its Board of Directors and required the unanimous consent of the Board of Directors, including the consent of the independent director, to amendments to these corporate governance and operating provisions or to the commencement of any insolvency proceeding, including any filing of a voluntary petition in bankruptcy or other similar actions;
- appointed an independent compliance administrator to review, on a semi-annual basis, its compliance with the new corporate governance and operating requirements contained in its amended Articles of Incorporation and Bylaws; and
- adopted a plan of division pursuant to the Pennsylvania Business Corporation Law. The plan of division resulted in two separate corporations. PPL Electric was the surviving corporation and a new Pennsylvania corporation was created. Under the plan of division, $5 million of cash and certain of PPL Electric's potential liabilities were allocated to the new corporation. PPL has guaranteed the obligations of the new corporation with respect to such liabilities.

The enhancements to PPL Electric's legal separation from its affiliates are intended to minimize the risk that a court would order PPL Electric's assets and liabilities to be substantively consolidated with those of PPL or another affiliate of PPL in the event that PPL or another PPL affiliate were to become a debtor in a bankruptcy case.

At a special meeting of PPL Electric's shareowners held on July 17, 2001, the plan of division and the amendments to PPL Electric's Articles of Incorporation and Bylaws were approved, and became effective upon filing the articles of division and the plan of division with the Secretary of State of the Commonwealth of Pennsylvania. This filing was made in August 2001.

As part of the strategic initiative, PPL Electric solicited bids to contract with energy suppliers to meet its obligation to deliver energy to its customers from 2002 through 2009. In June 2001, PPL Electric announced that PPL EnergyPlus was the low bidder, among six bids examined, and was selected to provide the energy supply requirements of PPL Electric from 2002 through 2009. Under this contract, PPL EnergyPlus will provide electricity at pre-determined capped prices that PPL Electric is authorized to charge its PLR customers, and received a $90 million payment to offset differences between the revenues expected under the capped prices and projected market prices through the life of the supply agreement (as projected by PPL EnergyPlus at the time of its bid). The contract resulted in PPL EnergyPlus having an eight-year contract at current market prices. PPL has guaranteed the obligations of PPL EnergyPlus under the new contract.

In July 2001, the energy supply contract was approved by the PUC and accepted for filing by the FERC.

Also in July 2001, PPL Electric filed a shelf registration statement with the SEC to issue up to $900 million in debt. In August 2001, PPL Electric sold $800 million of senior secured bonds under this registration statement. The offering consisted of two series of bonds: $300 million of 5⅞% Series due 2007 and $500 million of 6¼% Series due 2009. PPL Electric used a portion of the proceeds from these debt issuances to make the $90 million up-front payment to PPL EnergyPlus, and $280 million was used to repurchase a portion of its common stock from PPL. The remainder of the proceeds will be used for general corporate purposes.

Taken collectively, the steps in the strategic initiative are intended to protect the customers of PPL Electric from volatile energy prices and facilitate a significant increase in leverage at PPL Electric, while lowering its cost of capital. PPL's shareowners also benefited from this initiative because it provided low-cost capital to the higher-growth, unregulated side of PPL's business.

1945 First Mortgage Bond Indenture PPL Electric's Mortgage and Deed of Trust, dated as of October 1, 1945, to Bankers Trust Company, as trustee, as supplemented.

2001 Senior Secured Bond Indenture PPL Electric's Indenture, dated as of August 1, 2001, to JPMorgan Chase Bank, as trustee, as supplemented.

AFUDC (Allowance for Funds Used During Construction) The cost of equity and debt funds used to finance construction projects of regulated businesses that is capitalized as part of construction cost.

APB Accounting Principles Board.

Bangor Hydro Bangor Hydro-Electric Company.

BG&E Baltimore Gas & Electric Company.

BGG Bolivian Generating Group, LLC, an energy consortium with a 50% interest in an electric generating company in Bolivia.

CEMAR Companhia Energética do Maranhão, a Brazilian electric distribution company in which PPL Global has a majority ownership interest.

CGE Compañia General Electricidad, SA, a distributor of energy in Chile and Argentina in which PPL Global has a minority ownership interest.

Clean Air Act Federal legislation enacted to address certain environmental issues related to air emissions including acid rain, ozone and toxic air emissions.

CO_2 Carbon Dioxide.

CTC Competitive transition charge on customer bills to recover allowable transition costs under the Customer Choice Act.

Customer Choice Act (Pennsylvania Electricity Generation Customer Choice and Competition Act) Legislation enacted to restructure the state's electric utility industry to create retail access to a competitive market for generation of electricity.

DelSur Distribuidora Electricidad del Sur S.A., an electric distribution company in El Salvador, a majority of which is owned by EC.

DEP Department of Environmental Protection.

Derivative A financial instrument or other contract with all three of the following characteristics:

a. It has (1) one or more underlyings and (2) one or more notional amounts or payment provisions or both. Those terms determine the amount of the settlement or settlements, and, in some cases, whether or not a settlement is required.
b. It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.
c. Its terms require or permit net settlement, it can readily be settled net by a means outside the contract, or it provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.

DIG Derivatives Implementation Group.

DOE Department of Energy.

DRIP Dividend Reinvestment Plan.

EC Electricidad de Centroamerica, S.A. de C.V, an El Salvadoran holding company and the majority owner of Del Sur. PPL Global has 100% ownership of EC.

EGS Electric Generation Supplier.

EITF (Emerging Issues Task Force) An organization that assists the FASB in improving financial reporting through the identification, discussion and resolution of financial issues within the framework of existing authoritative literature.

Emel Empresas Emel, S.A., a Chilean electric distribution holding company of which PPL Global has majority ownership.

EMF Electric and magnetic fields.

Enrichment The concentration of fissionable isotopes to produce a fuel suitable for use in a nuclear reactor.

EPA Environmental Protection Agency.

EPS Earnings per Share.

ESOP Employee Stock Ownership Plan.

EWG Exempt Wholesale Generator.

Fabrication The process that manufactures nuclear fuel assemblies for insertion into the reactor.

FASB (Financial Accounting Standards Board) A rulemaking organization that establishes financial accounting and reporting standards.

FERC (Federal Energy Regulatory Commission) Federal agency that regulates interstate transmission and wholesale sales of electricity and related matters.

GAAP Generally Accepted Accounting Principles.

Hyder Hyder Limited, a subsidiary of WPDL and previous owner of South Wales Electricity plc. In March 2001, South Wales Electricity plc was acquired by WPD 1953 and renamed WPD (South Wales).

IBEW International Brotherhood of Electrical Workers.

ICP Incentive Compensation Plan.

ICPKE Incentive Compensation Plan for Key Employees.

IRS Internal Revenue Service.

ISO Independent System Operator.

ITC Intangible transition charge on customer bills to recover intangible transition costs associated with securitizing stranded costs under the Customer Choice Act.

JCP&L Jersey Central Power & Light Company.

kWh Kilowatt-hours.

kVA Kilovolt-amperes.

LIBOR London Interbank Offered Rate.

Mirant Mirant Corporation, formerly Southern Energy Inc., a diversified energy company based in Atlanta. PPL Global and Mirant jointly own WPD 1953.

Montana Power The Montana Power Company, a Montana-based company engaged in diversified energy and communication-related businesses. Montana Power sold its generating assets to PPL Montana in December 1999.

MPSC Montana Public Service Commission.

MW Megawatts.

NO_X Nitrogen Oxide.

NPDES National Pollutant Discharge Elimination System.

NRC (Nuclear Regulatory Commission) Federal agency that regulates operation of nuclear power facilities.

NUGs (Non-Utility Generators) Generating plants not owned by public utilities, whose electrical output must be purchased by utilities under the PURPA if the plant meets certain criteria.

OSM United States Office of Surface Mining.

PCB (Polychlorinated Biphenyl) Additive to oil used in certain electrical equipment up to the late-1970s. Now classified as a hazardous chemical.

PEPS Units (Premium Equity Participating Security Units) Securities issued by PPL Capital Funding Trust I and PPL, consisting of a Preferred Security and a forward contract to purchase PPL Corporation common stock.

PJM (PJM Interconnection, LLC) Operates the electric transmission network and electric energy market in the mid-Atlantic region of the United States.

PLR Provider of Last Resort, refers to PPL Electric providing electricity to retail customers within its delivery territory who have chosen not to shop for electricity under the Customer Choice Act.

PPL PPL Corporation, the parent holding company of PPL Electric, PPL Energy Funding and other subsidiaries.

PPL Capital Funding PPL Capital Funding, Inc., a PPL financing subsidiary.

PPL Capital Funding Trust I A Delaware statutory business trust created to issue PEPS Units, whose common securities are held by PPL.

PPL Capital Trust A Delaware statutory business trust created to issue Preferred Securities, whose common securities are held by PPL Electric.

PPL Capital Trust II A Delaware statutory business trust created to issue Preferred Securities, whose common securities are held by PPL Electric.

PPL Coal Supply A partnership between PPL Coal Holdings, LLC (a subsidiary of PPL Generation) and Iris Energy, LLC. PPL Coal Supply procures coal, which it sells to PPL Generation power plants and to Iris Energy for purposes of producing synfuel.

PPL Electric PPL Electric Utilities Corporation, a regulated utility subsidiary of PPL that transmits and distributes electricity in its service territory and provides electric supply to retail customers in this territory as a PLR.

PPL Energy Funding PPL Energy Funding Corporation, which is a subsidiary of PPL and the parent company of PPL Energy Supply.

PPL EnergyPlus PPL EnergyPlus, LLC, a subsidiary of PPL Energy Supply that markets wholesale and retail electricity and supplies energy and energy services in newly deregulated markets.

PPL Energy Supply PPL Energy Supply, LLC, the parent company of PPL Generation, PPL EnergyPlus, PPL Global and other subsidiaries. Formed in November 2000, PPL Energy Supply is a subsidiary of PPL Energy Funding.

PPL Gas Utilities PPL Gas Utilities Corporation, a regulated utility subsidiary of PPL specializing in natural gas distribution, transmission and storage services, and the sale of propane.

PPL Generation PPL Generation, LLC, a subsidiary of PPL Energy Supply that, effective July 1, 2000, owns and operates U.S. generating facilities through various subsidiaries.

PPL Global PPL Global, LLC, a subsidiary of PPL Energy Supply that invests in and develops domestic and international power projects and owns and operates international power projects.

PPL Holtwood PPL Holtwood, LLC, a subsidiary of PPL Generation that owns PPL's hydroelectric generating operations in Pennsylvania.

PPL Maine PPL Maine, LLC, a subsidiary of PPL Generation that owns generating operations in Maine.

PPL Martins Creek PPL Martins Creek, LLC, a fossil generating subsidiary of PPL Generation.

PPL Montana PPL Montana, LLC, an indirect subsidiary of PPL Generation that generates electricity for wholesale and retail sales in Montana and the Northwest.

PPL Montour PPL Montour, LLC, a fossil generating subsidiary of PPL Generation.

PPL Services PPL Services Corporation, a subsidiary of PPL that provides shared services for PPL and its subsidiaries.

PPL Susquehanna PPL Susquehanna, LLC, the nuclear generating subsidiary of PPL Generation.

PPL Transition Bond Company PPL Transition Bond Company, LLC, a wholly owned subsidiary of PPL Electric formed to issue transition bonds under the Customer Choice Act.

Preferred Securities Company-obligated mandatorily redeemable preferred securities issued by PPL Capital Trust, PPL Capital Trust II and PPL Capital Funding Trust I, holding solely debentures of PPL Electric, in the case of PPL Capital Trust and PPL Capital Trust II, and solely debentures of PPL Capital Funding, in the case of PPL Capital Funding Trust I.

PRP Potentially Responsible Parties under Superfund.

PUC (Pennsylvania Public Utility Commission) State agency that regulates certain ratemaking, services, accounting and operations of Pennsylvania utilities.

PUC Final Order Final order issued by the PUC on August 27, 1998, approving the settlement of PPL Electric Utilities' restructuring proceeding.

PUHCA Public Utility Holding Company Act of 1935.

PURPA (Public Utility Regulatory Policies Act of 1978) Legislation passed by Congress to encourage energy conservation, efficient use of resources and equitable rates.

PURTA Public Utility Realty Tax Act.

RMC Risk Management Committee.

RTO Regional Transmission Organization.

SCR Selective Catalytic Reduction.

SEC Securities and Exchange Commission.

SERP Supplemental Executive Retirement Plan.

SFAS (Statement of Financial Accounting Standards) Accounting and financial reporting rules issued by the FASB.

SNCR Selective Non-Catalytic Reduction.

SO_2 Sulfur Dioxide.

Superfund Federal and state environmental legislation that addresses remediation of contaminated sites.

SWEB The trading name for South Western Electricity plc, a British regional electric utility company. Following the sale of its supply business in 1999, SWEB was renamed Western Power Distribution and then WPD (South West). See WPD (South West), below.

Synfuel projects Production facilities that manufacture synthetic fuel from coal or coal by-products. Favorable federal tax credits are available on qualified synfuel products.

Tolling agreement Agreement whereby PPL, as owner of an electric generating facility, agrees to use that facility to convert ("toll") fuel provided by a third party into electric energy for delivery back to the third party.

UF Inflation-indexed peso-denominated unit.

UGI UGI Corporation.

VEBA (Voluntary Employee Benefit Association Trust) Trust accounts for health and welfare plans for future benefit payments for employees, retirees or their beneficiaries.

WPD (South Wales) Western Power Distribution (South Wales) plc, a Welsh regional electric utility company.

WPD (South West) Western Power Distribution (South West) plc, a British regional electric utility company.

WPD 1953 WPD 1953 Limited, a jointly owned subsidiary of PPL Global and Mirant. WPD 1953 owns WPD Holdings U.K., which owns WPD (South West) and WPD (South Wales).

WPDL Western Power Distribution Limited, a wholly owned subsidiary of WPD Investment Holdings Limited, which is a jointly owned subsidiary of PPL Global and Mirant. WPDL owns 100% of the common shares of Hyder.

BOARD OF DIRECTORS



Frederick M. Bernthal
Washington, D.C.
President
Universities Research Association
A not-for-profit consortium of research universities, engaged in the construction and operation of major research facilities
Age 59, Director since 1997







John R. Biggar
Allentown, Pa.
Executive Vice President and Chief Financial Officer
PPL Corporation
Age 57, Director since 2001



John W. Conway
Philadelphia, Pa.
Chairman of the Board, President and Chief Executive Officer
Crown, Cork & Seal Company, Inc.
International manufacturer of packaging products for consumer goods
Age 56, Director since 2000



E. Allen Deaver
Lancaster, Pa.
Former Executive Vice President
Armstrong World Industries, Inc.
Manufacturer of interior furnishings and specialty products
Age 66, Director since 1991

William J. Flood
Drums, Pa.
Secretary-Treasurer
Highway Equipment & Supply Co.
Supplier of heavy equipment for highway construction and industry
Age 66, Director since 1990

Elmer D. Gates
Bethlehem, Pa.
Former Vice Chairman
Fuller Co.
Manufacturer of plants, machinery and equipment for industry
Age 72, Director since 1989



William F. Hecht
Allentown, Pa.
Chairman, President and Chief Executive Officer
PPL Corporation
Age 59, Director since 1990



Stuart Heydt
Hershey, Pa.
Former President and Chief Executive Officer
Geisinger Health System
A not-for-profit corporation involved in health care and related services
Age 62, Director since 1991



W. Keith Smith
Pittsburgh, Pa.
Former Senior Vice Chairman
Mellon Financial Corporation
Age 67, Director since 2000



Susan M. Stalnecker
Wilmington, Del.
Vice President – Finance and Treasurer
E.I. duPont de Nemours and Company
Manufacturer of pharmaceuticals, specialty chemicals, biotechnology and high-performance materials
Age 49, Director since 2001

PRINCIPAL OFFICERS OF PPL CORPORATION AND ITS MAJOR SUBSIDIARIES

William F. Hecht
Chairman, President and Chief Executive Officer
PPL Corporation

John R. Biggar
Executive Vice President and Chief Financial Officer
PPL Corporation

Lawrence E. De Simone
Executive Vice President – Supply
PPL Corporation

Robert J. Grey
Senior Vice President, General Counsel and Secretary
PPL Corporation

Michael E. Bray
President
PPL Electric Utilities

Paul T. Champagne
President
PPL EnergyPlus

James H. Miller
President
PPL Generation

Roger L. Petersen
President
PPL Global

Annual Meeting
Shareowners are invited to attend the annual meeting to be held on Friday, April 26, 2002, at Lehigh University's Stabler Arena in Bethlehem, Pa. The meeting will begin at 10 a.m.

Stock Exchange Listings
PPL Corporation common stock is listed on the New York and Philadelphia stock exchanges. The symbol is PPL.

Common Stock Prices

2001	High	Low	Dividends Declared
1st quarter	$46.75	$33.88	$.265
2nd quarter	62.36	44.03	.265
3rd quarter	56.50	30.99	.265
4th quarter	37.65	31.20	.265

2000	High	Low	Dividends Declared
1st quarter	$24.00	$18.38	$.265
2nd quarter	25.00	20.38	.265
3rd quarter	44.44	21.94	.265
4th quarter	46.13	37.56	.265

The company has paid quarterly cash dividends on its common stock in every year since 1946. The dividends declared per share in 2001 and 2000 were $1.06. The most recent regular quarterly dividend paid by the company was 26.5 cents per share (equivalent to $1.06 per annum) paid Jan. 1, 2002. On Jan. 29, 2002, the company increased its quarterly dividend to 36 cents per share (equivalent to $1.44 per annum), effective with the quarterly dividend payable April 1, 2002, to holders of record on March 8, 2002.

Dividends
The dates for consideration of the declaration of dividends by the board of directors or its Executive Committee for the balance of 2002 are May 24, Aug. 23 and Nov. 22. Subject to the declaration, these dividends would be paid on the first day of July, October and January. Dividend checks are mailed in advance of those dates with the intention that they arrive as close as possible to the payment dates. The 2002 record dates for those dividends are expected to be June 10, Sept. 10 and Dec. 10.

Direct Deposit of Dividends
Shareowners may choose to have their dividend checks deposited directly into their checking or savings account. Quarterly dividend payments are electronically credited on the dividend date, or the first business day thereafter.

Dividend Reinvestment Plan
Shareowners may choose to have dividends on their PPL Corporation common stock or PPL Electric Utilities preferred stock reinvested in PPL Corporation common stock instead of receiving the dividend by check.

Certificate Safekeeping
Shareowners participating in the Dividend Reinvestment Plan may choose to have their common stock certificates forwarded to the company for safekeeping.

Lost Dividend Checks
Dividend checks lost by investors, or those that may be lost in the mail, will be replaced if the check has not been located by the 10th business day following the payment date.

Transfer of Stock
Stock may be transferred from one name to another or to a new account in the name of another person. Please contact Investor Services regarding transfer instructions.

Lost Stock Certificates
Please call the Shareowner Information Line or write to Investor Services for an explanation of the procedure to replace lost stock certificates.

Duplicate Mailings
Annual reports and other investor publications are mailed to each investor account. If you have more than one account, or if there is more than one investor in your household, you may contact Investor Services to request that only one publication be delivered to your address.

Form 10-K
PPL Corporation's annual report on Form 10-K, filed with the Securities and Exchange Commission, is available about mid-March. Investors may obtain a copy, at no cost, by calling the Shareowner Information Line.

Investor Services
For any questions you have or additional information you require about PPL Corporation and its subsidiaries, please call the Shareowner *Information Line*, or write to:

Manager – Investor Services
Two North Ninth Street (GENTW14)
Allentown, PA 18101

Internet Access
Registered shareowners can access their account information by visiting www.shareowneronline.com. For other information, visit our Web site at www.pplweb.com or contact Investor Services via e-mail at invserv@pplweb.com.

Stock Transfer Agents and Registrars
Wells Fargo Bank Minnesota, N.A.
Shareowner Services
161 North Concord Exchange
South St. Paul, MN 55075-1139

PPL Investor Services Department

Dividend Disbursing Office and
Dividend Reinvestment Plan Agent
PPL Investor Services Department

Shareowner Information Line
1.800.345.3085

Design: Boller Coates & Neu / www.bcandn.com Principal Photography: Robb Kendricks Printing: Anderson Lithograph Printed on recycled paper



PPL Corporation Two North Ninth Street Allentown, PA 18101-1179 1.800.345.3085 www.pplweb.com